UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: June 17, 2025

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Condensed consolidated interim financial statements

March 31, 2025

with the independent auditors’ review report

Independent Auditors’ Review Report

(English translation of a report originally issued in Korean)

To the Board of Directors and Shareholders of

Korea Electric Power Corporation

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2025, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2025 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The condensed consolidated interim statements of comprehensive loss, change in equity and cash flows for the three-month period ended March 31, 2024, presented for comparative purposes, were reviewed by another auditor. The review report dated May 16, 2024, stated that nothing had come to their attention that caused them to believe that those consolidated interim financial statements did not present fairly, in all material respects, in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’.

The consolidated statement of financial position as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, have been audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 11, 2025, expressed an unmodified opinion. The accompanying consolidated statement of financial position as of December 31, 2024, presented for comparative purposes, is not different from that audited by another auditor from which it was derived in all material respects.

Seoul, Korea

May 15, 2025

This report is effective as of May 15, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated interim financial statements

For each of the three-month periods ended March 31, 2025 and 2024

“The accompanying consolidated interim financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Dong-Cheol Kim

Chief Executive Officer

Korea Electric Power Corporation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated interim statements of financial position

As of March 31, 2025 and December 31, 2024 (Unaudited)

In millions of won	Note	March 31, 2025		December 31, 2024
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	2,442,980	2,382,979
Current financial assets, net	5,6,9,11,12,13,44,45,46		5,104,546	3,494,717
Trade and other receivables, net	5,8,20,24,44,45,46		11,279,269	12,216,216
Inventories, net	14		9,791,697	9,769,236
Current income tax assets			95,617	78,495
Current non-financial assets	15		1,286,914	1,267,914
Assets held-for-sale	41		28,868	45,648

Total current assets			30,029,891	29,255,205

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		4,714,821	4,945,990
Non-current trade and other receivables, net	5,8,20,44,45,46		3,089,051	3,157,409
Property, plant and equipment, net	18,24,27,48		183,845,454	182,982,763
Investment properties, net	19,27		216,988	228,984
Goodwill	16		99,247	99,179
Intangible assets other than goodwill, net	21,27		1,056,423	1,046,918
Investments in associates	4,17		6,840,066	6,704,754
Investments in joint ventures	4,17		6,345,101	4,581,340
Defined benefit assets, net	25		21,606	40,425
Deferred tax assets			13,301,165	13,436,624
Non-current non-financial assets	15		353,284	328,204

Total non-current assets			219,883,206	217,552,590

Total assets	4	~~W~~	249,913,097	246,807,795

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated interim statements of financial position, Continued

As of March 31, 2025 and December 31, 2024 (Unaudited)

In millions of won	Note	March 31, 2025		December 31, 2024
Liabilities
Current liabilities
Trade and other payables	5,22,24,44,46	~~W~~	8,526,811	9,411,315
Current financial liabilities	5,12,23,44,46		43,521,189	44,465,866
Current income tax liabilities			1,210,192	970,496
Current non-financial liabilities	20,28,29		7,027,883	6,327,141
Current provisions	26,44		3,138,495	2,793,971

Total current liabilities			63,424,570	63,968,789

Non-current liabilities
Non-current trade and other payables	5,22,24,44,46		4,500,784	4,609,241
Non-current financial liabilities	5,12,23,44,46		89,994,826	88,352,359
Non-current non-financial liabilities	28,29		13,471,514	13,281,520
Employee benefits liabilities, net	25,44		1,600,749	1,451,547
Deferred tax liabilities			5,849,674	5,944,472
Non-current provisions	26,44		27,959,858	27,837,034

Total non-current liabilities			143,377,405	141,476,173

Total liabilities	4	~~W~~	206,801,975	205,444,962

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			567,469	—
Unappropriated retained earnings			20,052,687	18,523,337

			22,225,066	20,128,247

Other components of equity	33
Other capital surplus			1,601,138	1,600,812
Accumulated other comprehensive income			1,368,224	1,424,014
Other equity			12,708,585	12,708,585

			15,677,947	15,733,411

Equity attributable to owners of the controlling company			41,956,591	39,915,236
Non-controlling interests	16,32		1,154,531	1,447,597

Total equity		~~W~~	43,111,122	41,362,833

Total liabilities and equity		~~W~~	249,913,097	246,807,795

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated interim statements of comprehensive income

For the three-month periods ended March 31, 2025 and 2024 (Unaudited)

In millions of won, except per share information	Note	March 31, 2025		March 31, 2024
Sales	4,34,44,46
Sales of goods	2	~~W~~	23,809,449	22,850,748
Sales of services			146,692	167,700
Sales of construction services	20		56,197	85,506
Revenue related to transfer of assets from customers	28		211,646	188,789

			24,223,984	23,292,743

Cost of sales	14,25,42,46
Cost of sales of goods			(19,195,043)	(21,045,353)
Cost of sales of services			(141,105)	(127,530)
Cost of sales of construction services			(420,796)	(130,304)

			(19,756,944)	(21,303,187)

Gross profit			4,467,040	1,989,556
Selling and administrative expenses	25,35,42,46		(713,433)	(690,213)

Operating profit	4		3,753,607	1,299,343
Other income	36		92,807	125,394
Other expenses	36		(19,878)	(102,516)
Other gains, net	37		98,572	25,064
Finance income	5,12,38		413,301	987,226
Finance expenses	5,12,39		(1,231,655)	(2,001,253)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			318,456	298,870
Gain on disposal of investments in associates and joint ventures			41	185,339
Loss on valuation of investments in associates and joint ventures			(193,377)	(79,682)

			125,120	404,527

Profit before income tax			3,231,874	737,785
Income tax expense	40		(870,166)	(141,850)

Profit for the period		~~W~~	2,361,708	595,935

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated interim statements of comprehensive income, Continued

For the three-month periods ended March 31, 2025 and 2024 (Unaudited)

In millions of won, except per share information	Note	March 31, 2025		March 31, 2024
Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans	25,31	~~W~~	(100,137)	(33,665)
Share in other comprehensive income (loss) of associates and joint ventures	31		(248)	635
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	33		(39,754)	66,174
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		10,463	1,501
Foreign currency translation of foreign operations	33		24,557	35,109
Share in other comprehensive income (loss) of associates and joint ventures	33		(52,419)	249,513

Other comprehensive income (loss) for the period			(157,538)	319,267

Total comprehensive income for the period		~~W~~	2,204,170	915,202

Profit attributable to:
Owners of the controlling company	43	~~W~~	2,328,246	561,462
Non-controlling interests			33,462	34,473

		~~W~~	2,361,708	595,935

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	2,177,767	857,341
Non-controlling interests			26,403	57,861

		~~W~~	2,204,170	915,202

Earnings per share (in won)	43
Basic and diluted earnings per share		~~W~~	3,627	875

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated interim statements of changes in equity

For the three-month periods ended March 31, 2025 and 2024 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2024	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income (loss) for the period
Profit for the period		—	561,462	—	561,462	34,473	595,935
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(35,182)	—	(35,182)	1,517	(33,665)
Share of other comprehensive income of associates and joint ventures, net of tax		—	635	—	635	—	635
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	66,173	66,173	1	66,174
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	1,089	1,089	412	1,501
Foreign currency translation of foreign operations, net of tax		—	—	13,651	13,651	21,458	35,109
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	249,513	249,513	—	249,513
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(57,926)	(57,926)
Additional paid-in capital and others		—	—	—	—	(5,296)	(5,296)
Transactions between consolidated entities		—	—	29	29	—	29
Dividends paid for hybrid bonds		—	—	—	—	(2,553)	(2,553)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of March 31, 2024	~~W~~	4,053,578	17,451,571	15,197,264	36,702,413	1,411,793	38,114,206

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated interim statements of changes in equity, Continued

For the three-month periods ended March 31, 2025 and 2024 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2025	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833
Total comprehensive income (loss) for the period
Profit for the period		—	2,328,246	—	2,328,246	33,462	2,361,708
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(94,441)	—	(94,441)	(5,696)	(100,137)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(248)	—	(248)	—	(248)
Net change in fair value of financial assets at fair value through other comprehensive loss, net of tax		—	—	(39,752)	(39,752)	(2)	(39,754)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	11,230	11,230	(767)	10,463
Foreign currency translation of foreign operations, net of tax		—	—	25,151	25,151	(594)	24,557
Share of other comprehensive loss of associates and joint ventures, net of tax		—	—	(52,419)	(52,419)	—	(52,419)
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(136,738)	—	(136,738)	(74,241)	(210,979)
Additional paid-in capital and others		—	—	245	245	(5,960)	(5,715)
Transactions between consolidated entities		—	—	81	81	(7,140)	(7,059)
Dividends paid for hybrid bonds		—	—	—	—	(2,128)	(2,128)
Repayment of hybrid bond		—	—	—	—	(230,000)	(230,000)

Balance as of March 31, 2025	~~W~~	4,053,578	22,225,066	15,677,947	41,956,591	1,154,531	43,111,122

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated interim statements of cash flows

For the three-month periods ended March 31, 2025 and 2024 (Unaudited)

In millions of won	March 31, 2025		March 31, 2024
Cash flows from operating activities
Profit for the period	~~W~~	2,361,708	595,935

Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense		870,166	141,850
Depreciation		3,493,162	3,512,295
Amortization		40,299	40,504
Retirement benefit expenses		112,443	101,376
Bad debt expense		10,875	12,721
Interest expense		1,117,124	1,151,729
Loss on disposal of financial assets		735	27
Loss on disposal of property, plant and equipment		37,158	17,983
Loss on abandonment of property, plant and equipment		34,971	37,646
Loss on disposal of intangible assets		13	110
Increase in provisions, net		762,929	484,318
Loss (gain) on foreign currency translation, net		(26,487)	733,108
Gain on valuation of financial assets at fair value through profit or loss		(14,609)	(36,671)
Loss on valuation of financial assets at fair value through profit or loss		215	238
Gain on valuation and transaction of derivative instruments, net		(81,689)	(710,682)
Gain on valuation of investments in associates and joint ventures, net		(125,079)	(219,188)
Gain on disposal of financial assets		(10,564)	(8,108)
Gain on disposal of property, plant and equipment		(5,363)	(34,053)
Gain on disposal of intangible assets		—	(11)
Gain on disposal of associates and joint ventures		(41)	(185,339)
Interest income		(111,988)	(118,441)
Dividends income		(13,551)	(78)
Others, net		(104,736)	8,642

		5,985,983	4,929,976

Changes in:
Trade receivables		1,069,490	1,375,173
Non-trade receivables		(134,013)	(176,741)
Accrued income		69,228	(82,997)
Other receivables		30,026	25,851
Other current assets		(382,332)	(211,654)
Inventories		(456,199)	(206,012)
Other non-current assets		(98,859)	(14,620)
Trade payables		(675,647)	213,202
Non-trade payables		47,840	508,405
Accrued expenses		(99,797)	(281,804)
Other current liabilities		799,853	709,886
Other non-current liabilities		260,656	124,094
Investments in associates and joint ventures (dividends received)		38,623	72,620
Provisions		(325,163)	(218,046)
Payments of employee benefit obligations		(103,229)	(28,549)
Plan assets		(5)	(180)

	~~W~~	40,472	1,808,628

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated interim statements of cash flows, Continued

For the three-month periods ended March 31, 2025 and 2024 (Unaudited)

In millions of won	March 31, 2025		March 31, 2024
Cash generated from operating activities	~~W~~	8,388,163	7,334,539
Dividends received		13,508	78
Interest paid		(1,184,055)	(1,130,112)
Interest received		81,476	85,509
Income taxes paid		(545,998)	(57,495)

Net cash flows provided by operating activities		6,753,094	6,232,519

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		12,086	199,718
Acquisition of investments in associates and joint ventures		(1,934,522)	(130,524)
Proceeds from disposals of property, plant and equipment		58,494	120,728
Acquisition of property, plant and equipment		(3,772,784)	(3,709,684)
Proceeds from disposals of intangible assets		498	341
Acquisition of intangible assets		(19,232)	(21,460)
Proceeds from disposals of financial assets		2,676,313	1,690,588
Acquisition of financial assets		(4,134,278)	(1,733,010)
Increase in loans		(46,357)	(37,155)
Collection of loans		139,380	70,040
Increase in deposits		(41,850)	(56,981)
Decrease in deposits		39,198	49,169
Proceeds from disposals of assets held-for-sale		14,363	—
Receipt of government grants		4,954	11,564
Other cash outflow from investing activities, net		(52,128)	(79,289)

Net cash flows used in investing activities		(7,055,865)	(3,625,955)

Cash flows from financing activities
Repayment of short-term borrowings, net		(203,040)	(4,157,627)
Proceeds from long-term borrowings		461,841	480,151
Proceeds from debt securities		8,481,212	2,748,184
Repayment of long-term borrowings		(51,929)	(61,909)
Repayment of debt securities		(7,942,524)	(2,959,450)
Payment of lease liabilities		(188,632)	(184,957)
Settlement of derivative instruments, net		46,860	106,862
Change in non-controlling interests		(11,133)	(331)
Repayment of hybrid bond		(230,000)	—
Dividends paid for hybrid bond		(2,128)	(2,553)

Net cash flows provided by (used in) financing activities		360,527	(4,031,630)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		57,756	(1,425,066)
Effect of exchange rate fluctuations on cash held		2,245	32,519

Net increase (decrease) in cash and cash equivalents		60,001	(1,392,547)
Cash and cash equivalents as of January 1, 2025 and 2024		2,382,979	4,342,887

Cash and cash equivalents as of March 31, 2025 and 2024	~~W~~	2,442,980	2,950,340

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements

March 31, 2025 and 2024 (unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of March 31, 2025, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares (in shares)	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders is 97,414,248 shares (15.17%) as of December 31, 2024, the most recent closing date of the shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, enacted by the Act on External Audits of Stock Companies in the Republic of Korea. The accompanying consolidated interim financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditors’ review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial instruments at fair value through profit or loss;

•	financial instruments at fair value through other comprehensive income or loss;

•	derivative financial instruments are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Meanwhile, the Group considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Group carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, intangible assets other than goodwill and estimations on provision for decommissioning costs.

The Group reviews the estimated useful lives of property, plant and equipment, intangible assets other than goodwill at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the present value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of March 31, 2025 and 2024 are ~~W~~2,004,454 million and ~~W~~2,054,355 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

The Group has applied the following new accounting standards and amendments for their annual reporting period commencing January 1, 2025. The amendment has no significant impact on the Group’s consolidated interim financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but not yet effective.

Amendments to KIFRS 1021 - Assessment of exchangeability and determination of spot exchange rate when exchangeability is lacking

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments require disclosure of information that enables users of financial statements to understand the risk and impact of a currency not being exchangeable, or is expected to affect, an entity’s financial performance, financial position, and cash flows.

The amendments apply to annual reporting periods beginning on or after January 1, 2025. When applying this amendment, the Group does not restate comparative information.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

3.	Material Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2024, except for the changes described in Note 2.(5).

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments classified in accordance with KIFRS 1108 are “Transmission and distribution”, “Electric power generation (Nuclear)”, “Electric power generation (Non-nuclear)”, “Plant maintenance & engineering service” and “Others”; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined in the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	The financial information of the segments for each of the three-month periods ended March 31, 2025 and 2024, respectively, is as follows:

In millions of won
For the three-month period ended March 31, 2025
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	23,861,484	573,045	23,288,439	1,900,916	1,110,839	31,207	685,537	44,440
Electric power generation (Nuclear)		4,274,879	4,264,934	9,945	1,285,494	1,332,043	13,149	207,947	(14,182)
Electric power generation (Non-nuclear)		7,029,030	6,371,859	657,171	576,602	1,034,045	10,352	165,349	94,646
Plant maintenance & engineering service		669,609	558,920	110,689	30,759	42,369	8,755	2,021	216
Others		563,004	405,264	157,740	22,962	62,442	63,113	78,154	—
Consolidation adjustments		(12,174,022)	(12,174,022)	—	(63,126)	(48,277)	(14,588)	(21,884)	—

	~~W~~	24,223,984	—	24,223,984	3,753,607	3,533,461	111,988	1,117,124	125,120

In millions of won
For the three-month period ended March 31, 2024
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	22,782,168	500,086	22,282,082	1,261,893	1,081,830	28,101	741,673	178,758
Electric power generation (Nuclear)		2,697,185	2,647,385	49,800	(277,567)	1,352,647	18,791	179,407	(5,618)
Electric power generation (Non-nuclear)		7,849,482	7,133,959	715,523	306,773	1,066,695	20,201	186,822	46,164
Plant maintenance & engineering service		782,106	679,651	102,455	99,109	38,350	5,756	1,947	185,223
Others		527,088	384,205	142,883	12,238	61,180	59,009	61,269	—
Consolidation adjustments		(11,345,286)	(11,345,286)	—	(103,103)	(47,903)	(13,417)	(19,389)	—

	~~W~~	23,292,743	—	23,292,743	1,299,343	3,552,799	118,441	1,151,729	404,527

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	The information related to segment assets and segment liabilities as of March 31, 2025 and December 31, 2024 is as follows:

In millions of won
As of March 31, 2025
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	141,807,325	8,600,177	1,603,407	119,779,204
Electric power generation (Nuclear)		74,735,587	157,745	854,613	48,843,613
Electric power generation (Non-nuclear)		66,289,605	4,425,323	1,053,174	37,228,313
Plant maintenance & engineering service		4,463,592	1,922	35,756	1,686,980
Others		17,032,222	—	39,140	7,052,247
Consolidation adjustments		(54,415,234)	—	87,399	(7,788,382)

	~~W~~	249,913,097	13,185,167	3,673,489	206,801,975

In millions of won
As of December 31, 2024
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	139,472,103	6,839,513	8,417,992	120,083,068
Electric power generation (Nuclear)		72,508,359	171,956	2,629,626	47,082,862
Electric power generation (Non-nuclear)		66,834,569	4,272,928	3,862,287	36,363,754
Plant maintenance & engineering service		4,522,610	1,697	160,978	1,508,112
Others		14,977,126	—	195,451	7,073,716
Consolidation adjustments		(51,506,972)	—	(185,981)	(6,666,550)

	~~W~~	246,807,795	11,286,094	15,080,353	205,444,962

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024	As of March 31, 2025	As of December 31, 2024
Domestic	~~W~~	24,007,197	23,088,796	192,186,729	191,214,679
Overseas (*1)		216,787	203,947	6,569,834	4,757,463

	~~W~~	24,223,984	23,292,743	198,756,563	195,972,142

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for each of the three-month periods ended March 31, 2025 and 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

5.	Classification of Financial Instruments

(1)	The classification of financial assets as of March 31, 2025 and December 31, 2024 is as follows:

In millions of won	As of March 31, 2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,442,980	—	2,442,980
Current financial assets
Current financial assets at fair value through profit or loss		2,333,715	—	—	—	2,333,715
Current financial assets at amortized costs		—	—	50,283	—	50,283
Current derivative assets		396,229	—	—	519,428	915,657
Other financial assets		—	—	1,804,891	—	1,804,891
Trade and other receivables		—	—	11,279,269	—	11,279,269

		2,729,944	—	15,577,423	519,428	18,826,795

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		703,579	—	—	—	703,579
Non-current financial assets at fair value through other comprehensive income		—	621,935	—	—	621,935
Non-current financial assets at amortized costs		—	—	10,090	—	10,090
Non-current derivative assets		1,483,951	—	—	252,216	1,736,167
Other financial assets		—	—	1,643,050	—	1,643,050
Trade and other receivables		—	—	3,089,051	—	3,089,051

		2,187,530	621,935	4,742,191	252,216	7,803,872

	~~W~~	4,917,474	621,935	20,319,614	771,644	26,630,667

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

5.	Classification of Financial Instruments, Continued

(1)	The classification of financial assets as of March 31, 2025 and December 31, 2024 is as follows, continued:

In millions of won	As of December 31, 2024
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,382,979	—	2,382,979
Current financial assets
Current financial assets at fair value through profit or loss		1,456,895	—	—	—	1,456,895
Current financial assets at amortized costs		—	—	20,418	—	20,418
Current derivative assets		396,477	—	—	364,077	760,554
Other financial assets		—	—	1,256,850	—	1,256,850
Trade and other receivables		—	—	12,216,216	—	12,216,216

		1,853,372	—	15,876,463	364,077	18,093,912

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		719,277	—	—	—	719,277
Non-current financial assets at fair value through other comprehensive income		—	674,850	—	—	674,850
Non-current financial assets at amortized costs		—	—	9,815	—	9,815
Non-current derivative assets		1,450,050	—	—	480,560	1,930,610
Other financial assets		—	—	1,611,438	—	1,611,438
Trade and other receivables		—	—	3,157,409	—	3,157,409

		2,169,327	674,850	4,778,662	480,560	8,103,399

	~~W~~	4,022,699	674,850	20,655,125	844,637	26,197,311

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

5.	Classification of Financial Instruments, Continued

(2)	The classification of financial liabilities as of March 31, 2025 and December 31, 2024 is as follows:

In millions of won	As of March 31, 2025
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	17,594,541	—	17,594,541
Debt securities		—	25,911,307	—	25,911,307
Derivative liabilities		15,341	—	—	15,341
Trade and other payables		—	8,526,811	—	8,526,811

		15,341	52,032,659	—	52,048,000

Non-current liabilities
Borrowings		—	3,242,051	—	3,242,051
Debt securities		—	86,487,050	—	86,487,050
Derivative liabilities		265,488	—	237	265,725
Trade and other payables		—	4,500,784	—	4,500,784

		265,488	94,229,885	237	94,495,610

	~~W~~	280,829	146,262,544	237	146,543,610

In millions of won	As of December 31, 2024
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	17,540,585	—	17,540,585
Debt securities		—	26,901,367	—	26,901,367
Derivative liabilities		23,914	—	—	23,914
Trade and other payables		—	9,411,315	—	9,411,315

		23,914	53,853,267	—	53,877,181

Non-current liabilities
Borrowings		—	3,118,796	—	3,118,796
Debt securities		—	84,972,652	—	84,972,652
Derivative liabilities		256,018	—	4,893	260,911
Trade and other payables		—	4,609,241	—	4,609,241

		256,018	92,700,689	4,893	92,961,600

	~~W~~	279,932	146,553,956	4,893	146,838,781

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

5.	Classification of Financial Instruments, Continued

(3)	The classification of comprehensive income (loss) from financial instruments for each of the three-month periods ended March 31, 2025 and 2024 is as follows:

In millions of won		For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Cash and cash equivalents	Interest income	~~W~~	28,930	33,545
	Gain (loss) on foreign currency transactions and translations		(6,689)	6,367
Financial assets at fair value through profit or loss	Interest income		7,639	17,096
	Dividends income		62	78
	Gain on valuation of financial assets		14,394	36,433
	Gain on disposal of financial assets		9,829	8,081
Financial assets at fair value through other comprehensive income	Dividends income		13,489	—
	Gain or loss on valuation of financial assets at fair value through other comprehensive income (equity, before tax)		(53,081)	63,649
Financial assets at amortized cost	Interest income		255	266
	Loss on disposal of financial assets		(1)	—
	Gain (loss) on foreign currency transactions and translations		(166)	1,858
Loans	Interest income		9,693	9,879
	Gain (loss) on foreign currency transactions and translations		(56)	1,871
Trade and other receivables	Interest income		48,146	45,920
	Gain on foreign currency transactions and translations		6,214	32,146
Short-term financial instruments	Interest income		10,450	4,266
Long-term financial instruments	Interest income		6,826	7,385
	Gain on foreign currency transactions and translations		—	1
Other financial assets	Interest income		49	84
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		904,184	943,406
	Interest expense of trade and other payables		43,529	35,662
	Interest expense of others		169,411	172,661
	Other finance income		831	712
	Other finance expenses		442	560
	Gain (loss) on foreign currency transactions and translations		89,517	(795,332)
Derivative assets (trading)	Gain on valuation of derivatives		39,687	470,717
	Gain on transaction of derivatives		47,111	34,202
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(2,679)	205,663
	Gain on valuation of derivatives (equity, before tax)		19,901	1,148
	Gain (loss) on transaction of derivatives		(2,430)	100

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

6.	Restricted Deposits

Restricted deposits as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won		As of March 31, 2025		As of December 31, 2024
Cash and cash equivalents	Escrow accounts	~~W~~	3,190	3,280
	Deposits for government project and others		42,108	30,812
	Collateral provided for borrowings		217,488	211,522
	Collateral provided for lawsuit		132	54
	Deposits for transmission regional support program		6,921	8,959
	Deposits for other business purposes		7,706	4,187
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		343,520	83,520
	Collateral provided for borrowings		79,069	85,569
Other current financial assets	Deposits for Other Business Purposes and others		2,855	—
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		291,905	296,496
Long-term financial instruments	Guarantee deposits for banking accounts at oversea branches		2	22
	Collateral provided for borrowings		—	6,500
	Decommissioning costs of nuclear power plants		670,000	660,000
	Small and Medium Enterprise Development Fund		4,000	—
Other non-current assets	Deposits for other business purposes		6,200	9,150

		~~W~~	1,675,096	1,400,071

7.	Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Cash	~~W~~	15,989	17,941
Other demand deposits		1,723,195	1,712,130
Short-term deposits classified as cash equivalents		605,482	548,611
Short-term investments classified as cash equivalents		98,314	104,297

	~~W~~	2,442,980	2,382,979

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	10,219,451	(179,158)	—	10,040,293
Other receivables		1,281,270	(37,528)	(4,766)	1,238,976

		11,500,721	(216,686)	(4,766)	11,279,269

Non-current assets
Trade receivables		1,063,063	(93,858)	—	969,205
Other receivables		2,233,885	(104,173)	(9,866)	2,119,846

		3,296,948	(198,031)	(9,866)	3,089,051

	~~W~~	14,797,669	(414,717)	(14,632)	14,368,320

In millions of won	As of December 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,266,202	(167,028)	—	11,099,174
Other receivables		1,160,945	(39,817)	(4,086)	1,117,042

		12,427,147	(206,845)	(4,086)	12,216,216

Non-current assets
Trade receivables		1,089,787	(93,746)	—	996,041
Other receivables		2,272,127	(100,351)	(10,408)	2,161,368

		3,361,914	(194,097)	(10,408)	3,157,409

	~~W~~	15,789,061	(400,942)	(14,494)	15,373,625

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	626,037	(31,800)	(21)	594,216
Accrued income		111,305	—	—	111,305
Deposits		306,836	(4)	(4,745)	302,087
Finance lease receivables (*1)		94,915	(4,431)	—	90,484
Others		142,177	(1,293)	—	140,884

		1,281,270	(37,528)	(4,766)	1,238,976

Non-current assets
Non-trade receivables		242,079	(58,795)	(41)	183,243
Accrued income		29,241	(6,320)	—	22,921
Deposits		462,679	(414)	(9,825)	452,440
Finance lease receivables (*2)		1,239,329	(2,673)	—	1,236,656
Others		260,557	(35,971)	—	224,586

		2,233,885	(104,173)	(9,866)	2,119,846

	~~W~~	3,515,155	(141,701)	(14,632)	3,358,822

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~119,410 million.

(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~912,588 million.

In millions of won	As of December 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	403,248	(35,041)	(21)	368,186
Accrued income		112,941	—	—	112,941
Deposits		293,712	(4)	(4,065)	289,643
Finance lease receivables (*1)		92,130	(3,480)	—	88,650
Others		258,914	(1,292)	—	257,622

		1,160,945	(39,817)	(4,086)	1,117,042

Non-current assets
Non-trade receivables		243,813	(62,222)	(41)	181,550
Accrued income		21,395	—	—	21,395
Deposits		486,868	(414)	(10,367)	476,087
Finance lease receivables (*2)		1,264,269	(1,775)	—	1,262,494
Others		255,782	(35,940)	—	219,842

		2,272,127	(100,351)	(10,408)	2,161,368

	~~W~~	3,433,072	(140,168)	(14,494)	3,278,410

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~121,170 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~956,968 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However, once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers whose contracts have been cancelled due to delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

8.	Trade and Other Receivables, Continued

(4)	The aging analysis of trade receivables as of March 31, 2025 and December 31, 2024 is as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Trade receivables not overdue	~~W~~	10,924,143	12,010,590

Trade receivables overdue and impairment-reviewed:		358,371	345,399

Less than 60 days		20,449	12,289
60 ~ 90 days		56,775	59,427
90 ~ 120 days		14,593	21,642
120 days ~ 1 year		59,663	56,107
More than 1 year		206,891	195,934

		11,282,514	12,355,989
Less: allowance for doubtful accounts		(273,016)	(260,774)

	~~W~~	11,009,498	12,095,215

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an expected credit loss (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025			For the year ended December 31, 2024
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	260,774	140,168	232,645	133,953
Bad debts expense		17,635	2	48,160	21,937
Write-off		(2,008)	(689)	(17,157)	(23,177)
Reversal		(262)	(7,096)	(12,928)	(587)
Others		(3,123)	9,316	10,054	8,042

Ending balance	~~W~~	273,016	141,701	260,774	140,168

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary certificate	~~W~~	315	135,217	313	152,054
Cooperative		—	6,397	—	6,872
Others (*)		2,333,400	399,360	1,456,582	405,309

		2,333,715	540,974	1,456,895	564,235

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives and others		—	162,605	—	155,042

	~~W~~	2,333,715	703,579	1,456,895	719,277

(*) Others include MMT, MMF etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	360,096	—	—	(53,037)	—	307,059
Unlisted		309,709	—	—	(44)	166	309,831

		669,805	—	—	(53,081)	166	616,890

Debt securities
Corporate bond		5,045	—	—	—	—	5,045

	~~W~~	674,850	—	—	(53,081)	166	621,935

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		674,850	—	—	(53,081)	166	621,935

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	285,054	—	(170)	73,891	1,321	360,096
Unlisted		212,762	4,000	—	88,256	4,691	309,709

		497,816	4,000	(170)	162,147	6,012	669,805

Debt securities
Corporate bond		4,627	—	—	418	—	5,045

	~~W~~	502,443	4,000	(170)	162,565	6,012	674,850

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,443	4,000	(170)	162,565	6,012	674,850

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	112,185	112,185
KG Mobility Co., Ltd.	12,205	0.01%		428	45	45
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	40	40
PAN Ocean Co., Ltd.	1,492	0.00%		14	5	5
HD Hyundai Marine Engine Co., Ltd.	61,455	0.22%		430	1,629	1,629
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	78,464	78,464
Denison Mines Corp.	58,284,000	7.46%		84,134	112,250	112,250
Paladin Energy	100,000	0.01%		41	51	51
KS Industry Co., Ltd	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	1,029	1,029
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,353	1,353

				326,430	307,059	307,059

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	258,974	258,974
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,569	5,569
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	3.96%		1,500	2,160	2,160
H Robotics Co., Ltd.	903,601	7.05%		4,000	332	332
Good Tcells Co., Ltd.	11,364	0.33%		500	571	571
IPS Bio Co., Ltd.	1,975	3.13%		1,000	896	896
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,189	1,189
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,610	1,610
Agencore Co., Ltd.	175,779	8.08%		2,200	2,514	2,514
SamHong Machinery Co., Ltd.	617,535	11.06%		7,000	8,318	8,318
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	552	552
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,250	1,250
Mediquitous Co., Ltd.	5,080	0.58%		1,250	1,442	1,442
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	7.14%		1,000	1,000	1,000
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	9.54%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd. and others	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	504	0.00%		14	38	38
Mobo Co., Ltd. and others (*6)	—	—		452,914	10,358	10,358

				771,955	309,831	309,831

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won	As of March 31, 2025
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	535	535
Ino Platech Co., Ltd.	—	—		1,080	1,194	1,194
Daebon Tech Co., Ltd.	—	—		3,000	3,316	3,316

				4,571	5,045	5,045

			~~W~~	1,102,956	621,935	621,935

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the three-month period ended March 31, 2025.

(*3)

During the year ended December 31, 2024, the Group additionally acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	During the year ended December 31, 2024, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.
(*5)

The entity is undergoing corporate rehabilitation procedures for the three-month period ended March 31, 2025 and the Group cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income.

(*6)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 477 companies including Mobo Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	93,733	93,733
KG Mobility Co., Ltd.	12,205	0.01%		428	46	46
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	5	5
HD Hyundai Marine Engine Co., Ltd.	61,455	0.22%		430	1,503	1,503
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	106,259	106,259
Denison Mines Corp.	58,284,000	7.46%		84,134	155,766	155,766
Paladin Energy	100,000	0.01%		41	74	74
KS Industry Co., Ltd	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	1,314	1,314
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354

				326,430	360,096	360,096

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	258,974	258,974
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,570	5,570
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	3.96%		1,500	2,160	2,160
H Robotics Co., Ltd.	903,601	7.05%		4,000	331	331
Good Tcells Co., Ltd.	11,364	0.33%		500	571	571
IPS Bio Co., Ltd.	1,975	3.13%		1,000	896	896
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,189	1,189
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,610	1,610
Agencore Co., Ltd.	175,779	8.08%		2,200	2,514	2,514
SamHong Machinery Co., Ltd.	617,535	11.06%		7,000	8,318	8,318
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	552	552
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,250	1,250
Mediquitous Co., Ltd.	5,080	0.58%		1,250	1,442	1,442
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	7.14%		1,000	1,000	1,000
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	9.54%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd. and others	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.(*6)	—	—		33,126	10,236	10,236

				352,191	309,709	309,709

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	535	535
Ino Platech Co., Ltd.	—	—		1,080	1,194	1,194
Daebon Tech Co., Ltd.	—	—		3,000	3,316	3,316

				4,571	5,045	5,045

			~~W~~	683,192	674,850	674,850

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2024.

(*3)

The Group acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	During the year ended December 31, 2024, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.
(*5)

The entity underwent corporate rehabilitation procedures during the year ended December 31, 2024, and the Group cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income.

(*6)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 464 companies including Mobo Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,382	1,382
Others		58,991	58,991

	~~W~~	60,373	60,373

Current	~~W~~	50,283	50,283
Non-current		10,090	10,090

In millions of won	As of December 31, 2024
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,160	1,160
Others		29,073	29,073

	~~W~~	30,233	30,233

Current	~~W~~	20,418	20,418
Non-current		9,815	9,815

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

12.	Derivatives

(1)	Derivatives as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	3,478	—	12,153	—
Currency swap		898,225	1,445,175	733,374	1,630,570
Interest rate swap		4,659	166,740	9,571	176,138
Others (*2,3)		9,295	124,252	5,456	123,902

	~~W~~	915,657	1,736,167	760,554	1,930,610

Derivative liabilities
Currency forward	~~W~~	97	—	132	—
Currency swap		4,751	26,936	1,640	36,328
Interest rate swap		1,765	90,665	127	76,356
Others (*1,2,4)		8,728	148,124	22,015	148,227

	~~W~~	15,341	265,725	23,914	260,911

(*1)

In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., a joint venture of the Group, the performance obligation as of March 31, 2025 which amounts to ~~W~~26,422 million (~~W~~26,422 million as of December 31, 2024) to the underwriter of the bonds was recorded as other derivative liabilities.

(*2)

The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives assets and liabilities. Also, the fair value assessment of derivatives under the power purchase agreement of the subsidiary, Elara Energy Project, LLC, has been recognized as other derivative liabilities.

(*3)	The Group recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivative assets.
(*4)

The Group entered into a Price Return Swap (PRS) contract to exchange gains or losses arising from fluctuations in the stock price of its subsidiary, KEPCO Engineering & Construction Company, Inc. As of March 31, 2025, the Group recognized other derivative liabilities of ~~W~~8,725 million related to the settlement contract, and a loss on valuation of derivative instruments of ~~W~~8,354 million for the three-month period ended March 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of March 31, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Nonghyup Bank	2025.03.17	2025.04.08	~~W~~	17,374	USD 12,000	~~W~~	1,447.80
Nonghyup Bank	2025.03.21	2025.04.10		10,261	USD 7,000		1,465.85
Busan Bank	2025.03.25	2025.04.15		12,478	USD 8,500		1,468.02
Woori Bank	2025.03.13	2025.04.01		10,154	USD 7,000		1,450.50
Shinhan Bank	2025.03.13	2025.04.04		17,404	USD 12,000		1,450.30
Hana Bank	2025.03.27	2025.04.17		7,347	USD 5,000		1,469.31
Suhyup Bank	2025.02.13	2025.04.07		11,579	USD 8,000		1,447.40
Deutsche Bank	2025.02.17	2025.04.07		5,752	USD 4,000		1,438.00
MUFG	2025.02.18	2025.04.14		14,402	USD 10,000		1,440.22
Mizuho Bank	2025.02.20	2025.04.14		14,360	USD 10,000		1,436.04
Shinhan Bank	2025.02.20	2025.04.23		8,611	USD 6,000		1,435.10
JP Morgan	2025.02.26	2025.04.23		5,711	USD 4,000		1,427.75
SMBC	2025.02.28	2025.04.25		11,639	USD 8,000		1,454.89
Deutsche Bank	2025.03.14	2025.04.07		17,442	USD 12,000		1,453.48
Deutsche Bank	2025.03.14	2025.04.07		13,081	USD 9,000		1,453.48
MUFG	2025.03.26	2025.04.02		5,860	USD 4,000		1,465.05
JP Morgan	2025.03.12	2025.04.14		5,790	USD 4,000		1,447.60
JP Morgan	2025.03.17	2025.04.21		3,843	USD 2,663		1,443.40
MUFG	2025.03.24	2025.04.28		7,323	USD 5,000		1,464.55
JP Morgan	2025.03.24	2025.04.28		7,323	USD 5,000		1,464.55
JP Morgan	2025.03.21	2025.04.29		7,322	USD 5,000		1,464.40
Nonghyup Bank	2025.03.21	2025.04.30		7,321	USD 5,000		1,464.25
MUFG	2025.03.05	2025.04.14		10,173	USD 7,000		1,453.22
Kookmin Bank	2025.03.05	2025.04.14		11,632	USD 8,000		1,454.02
Shinhan Bank	2025.03.11	2025.04.14		6,921	USD 4,755		1,455.32
Busan Bank	2025.03.11	2025.04.14		4,362	USD 3,000		1,454.02
Hana Bank	2025.03.27	2025.04.07		4,406	USD 3,000		1,468.75
SMBC	2025.03.27	2025.04.07		7,342	USD 5,000		1,468.31
Hana Bank	2025.03.26	2025.04.24		222	EUR 141		1,582.30
Shinhan Bank	2025.03.05	2025.05.08		6	USD 4		1,450.55
Bank of America	2025.03.05	2025.05.08		739	USD 510		1,450.00
HSBC	2025.03.05	2025.05.08		7,243	USD 5,000		1,448.55
Woori Bank	2025.03.05	2025.05.08		4,349	USD 3,000		1,449.60
MUFG	2025.03.05	2025.05.08		7,231	USD 5,000		1,446.20
Standard Chartered	2025.03.05	2025.05.08		7,232	USD 5,000		1,446.40
Shinhan Bank	2025.03.11	2025.05.15		5,793	USD 4,000		1,448.36
Bank of America	2025.03.11	2025.05.15		5,794	USD 4,000		1,448.40
Hana Bank	2025.03.17	2025.05.22		8,645	USD 6,000		1,440.77
HSBC	2025.03.17	2025.05.22		5,765	USD 4,000		1,441.30
Shinhan Bank	2025.03.17	2025.05.29		8,752	USD 6,000		1,458.70
Hana Bank	2025.03.17	2025.05.29		8,770	USD 6,000		1,461.63

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of March 31, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD 200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD 150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD 100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD 150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
IBK Securities Co., Ltd.	2024~2027		199,590	USD 150,000	3.53%	4.88%		1,330.60
Shinhan Bank	2024~2034		138,010	USD 100,000	3.64%	5.13%		1,380.10
Hana Bank	2024~2034		138,010	USD 100,000	3.69%	5.13%		1,380.10
Woori Bank	2024~2034		119,958	USD 86,920	3.74%	5.13%		1,380.10
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of March 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Hana Bank	2022~2027	~~W~~	131,000	USD 100,000	3.61%	4.25%	~~W~~	1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD 1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD 100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD 100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
Hana Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Shinhan Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD 100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD 100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
Credit Agricole	2025~2028		218,963	HKD 1,166,000	2.85%	4.10%		187.79

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of March 31, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2020~2026	~~W~~	118,910	USD 100,000	0.61%	1.00%	~~W~~	1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD 100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80
Woori Bank	2023~2028		259,000	USD 200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD 50,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of March 31, 2025 are as follows:

In millions of won and thousands of foreign currencies				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Shinhan Bank	2024~2025		200,000	3.53%	3M CD + 0.35%
Nomura	2024~2027		200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027		300,000	3.18%	3M CD + 0.53%
Shinhan Bank	2024~2025		100,000	3.29%	3M CD + 0.42%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.57%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.62%
Nomura	2017~2032		52,457	2.55% + Floating rate	2.60%
Nomura	2017~2032		59,423	2.57% + Floating rate	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
ANZ	2022~2025		AUD 865	0.48%	3M BBSW + 0.05%
DBS Bank	2022~2025		AUD 865	0.48%	3M BBSW + 0.05%
Societe Generale	2022~2025		AUD 865	0.48%	3M BBSW + 0.05%
MUFG	2022~2048		USD 155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048		USD 155,941	3M SOFR	1.05%
Mizuho Capital Markets LLC	2024~2025		USD 112,194	1M SOFR	4.20%
Rabobank	2022~2036		USD 37,130	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045		USD 80,116	3M USD Synthetic Libor	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of March 31, 2025 are as follows:

In thousands of foreign currencies			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Synthetic Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2009~2027	USD 29,143	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD 29,143	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD 56,175	3.00%	6M USD Synthetic Libor
SMTB	2025~2036	JPY 3,900,000	6M TIBOR + 0.55%	1.82%

(7)

Gains and losses on valuation and transaction of derivatives for the three-month periods ended March 31, 2025 and 2024 are as follows and they are included as finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	For the three- month period ended March 31, 2025		For the three- month period ended March 31, 2024	For the three- month period ended March 31, 2025	For the three- month period ended March 31, 2024	For the three- month period ended March 31, 2025	For the three- month period ended March 31, 2024
Currency forward	~~W~~	3,334	15,149	(9,669)	19,751	—	—
Currency swap		47,822	618,110	45,653	4,168	22,574	(2,478)
Interest rate swap		(22,503)	29,682	(792)	6,927	(2,673)	3,626
Other derivatives		8,355	13,439	9,489	3,456	—	—

	~~W~~	37,008	676,380	44,681	34,302	19,901	1,148

(*)

For the three-month periods ended March 31, 2025 and 2024, the net gain(loss) on valuation of derivatives applying cash flow hedge accounting of ~~W~~10,463 million and ~~W~~1,501 million, net of tax, are included in other comprehensive income, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Loans	~~W~~	104,535	927,177	115,161	901,953
Less: allowance for doubtful accounts		(5,413)	(67,175)	(5,156)	(66,838)
Less: present value discount		(1,102)	(36,584)	(1,084)	(35,888)

		98,020	823,418	108,921	799,227

Long-term / short-term financial instruments		1,706,871	819,632	1,147,929	812,211

	~~W~~	1,804,891	1,643,050	1,256,850	1,611,438

(2)	Loans as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	34,682	(5,156)	(1,102)	28,424
Loans for housing		39,976	—	—	39,976
Other loans		29,877	(257)	—	29,620

		104,535	(5,413)	(1,102)	98,020

Long-term loans
Loans for tuition		371,797	(3,766)	(36,584)	331,447
Loans for housing		262,017	—	—	262,017
Loans for related parties		282,468	(63,409)	—	219,059
Other loans		10,895	—	—	10,895

		927,177	(67,175)	(36,584)	823,418

	~~W~~	1,031,712	(72,588)	(37,686)	921,438

In millions of won	As of December 31, 2024
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	34,484	(5,156)	(1,084)	28,244
Loans for housing		43,171	—	—	43,171
Other loans		37,506	—	—	37,506

		115,161	(5,156)	(1,084)	108,921

Long-term loans
Loans for tuition		364,685	(4,888)	(35,888)	323,909
Loans for housing		266,208	—	—	266,208
Loans for related parties		260,227	(61,950)	—	198,277
Other loans		10,833	—	—	10,833

		901,953	(66,838)	(35,888)	799,227

	~~W~~	1,017,114	(71,994)	(36,972)	908,148

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	71,994	80,793
Bad debts expense (reversal)		596	3,727
Write-off		(2)	(12,526)

Ending balance	~~W~~	72,588	71,994

(4)	Long-term and short-term financial instruments as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,410,604	141,649	823,806	135,995
CD		10,000	—	40,000	—
Others		286,267	677,983	284,123	676,216

	~~W~~	1,706,871	819,632	1,147,929	812,211

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

14.	Inventories

Inventories as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,991,370	(1,569)	4,989,801
Merchandises		963	—	963
Work-in-progress		217,204	—	217,204
Finished goods		63,887	(1,900)	61,987
Supplies		3,455,040	—	3,455,040
Inventories-in-transit		1,049,225	—	1,049,225
Other inventories		17,477	—	17,477

	~~W~~	9,795,166	(3,469)	9,791,697

In millions of won	As of December 31, 2024
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,914,250	(1,573)	4,912,677
Merchandises		1,733	—	1,733
Work-in-progress		220,110	—	220,110
Finished goods		96,390	(630)	95,760
Supplies		3,358,831	—	3,358,831
Inventories-in-transit		1,160,238	—	1,160,238
Other inventories		19,887	—	19,887

	~~W~~	9,771,439	(2,203)	9,769,236

The loss from inventory valuation (reversal of the allowance for loss on inventory valuation) included in cost of sales for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 amounts to ~~W~~572 million and ~~W~~(9,182) million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 were ~~W~~694 million and ~~W~~9,941 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

15.	Non-Financial Assets

Non-financial assets as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	512,050	67,125	467,156	66,174
Prepaid expenses		421,843	260,165	431,087	221,922
Others (*)		353,021	25,994	369,671	40,108

	~~W~~	1,286,914	353,284	1,267,914	328,204

(*)	Details of others as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	155,307	—	211,969	—
Other quick assets		197,714	25,994	157,702	40,108

	~~W~~	353,021	25,994	369,671	40,108

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of March 31, 2025 and December 31, 2024 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of March 31, 2025	As of December 31, 2024
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherland	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.12%	80.12%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.99%	99.99%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2025 and December 31, 2024 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	As of March 31, 2025	As of December 31, 2024
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	69.55%	69.55%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
KOSPO Niles LLC (formerly, Nambu USA LLC)	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	100.00%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	Korea	93.68%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2025 and December 31, 2024 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	As of March 31, 2025	As of December 31, 2024
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.99%	99.99%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC	Holding company	USA	61.62%	61.62%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	80.96%	80.96%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	62.62%	62.62%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	98.96%	98.96%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	71.30%	71.30%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	100.00%	100.00%
Sprott Chile Solar I SpA	Holding company	Chile	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2025 and December 31, 2024 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of March 31, 2025, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)

The Group guarantees a certain return on investments in Commerce and Industry Energy Co., Ltd. for the financial investors holding such investments. The financial investors have a right to claim the Group to sell its shares in the entity, which can be exercised 36 months after the date of acquisition.

(*5)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*7)

Although the Group does not hold a stake as of March 31, 2025, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, the Group has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(2)	There were no subsidiaries newly included in or excluded from the scope of consolidation during the three-month period ended March 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 is as follows:

In millions of won
As of and for the three-month period ended March 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	74,735,587	48,843,613	4,274,879	840,651
Korea South-East Power Co., Ltd.		12,967,567	6,683,111	1,644,084	109,241
Korea Midland Power Co., Ltd.		14,638,828	9,480,584	1,509,128	43,121
Korea Western Power Co., Ltd.		13,092,565	7,779,804	1,232,067	19,854
Korea Southern Power Co., Ltd.		12,896,569	7,011,834	1,397,492	80,646
Korea East-West Power Co., Ltd.		12,694,076	6,272,980	1,246,259	95,604
KEPCO Engineering & Construction Company, Inc.		896,437	295,871	96,419	65,903
KEPCO Plant Service & Engineering Co., Ltd.		1,661,846	450,044	280,689	9,923
KEPCO Nuclear Fuel Co., Ltd.		1,085,587	608,838	136,648	12,499
KEPCO KDN Co., Ltd.		819,722	332,228	155,853	8,276
KEPCO International HongKong Ltd.		149,220	—	—	1,413
KEPCO International Philippines Inc.		13,693	82	—	1
KEPCO Gansu International Ltd.		8,213	692	—	—
KEPCO Philippines Holdings Inc.		204,127	207	—	85
KEPCO Philippines Corporation		3,034	—	—	30
KEPCO Ilijan Corporation		59,212	601	—	(53)
KEPCO Neimenggu International Ltd.		322,656	4,827	—	(92)
KEPCO Shanxi International Ltd.		810,037	371,497	—	(5,937)
KOMIPO Global Pte Ltd.		457,218	2,449	—	6,195
KEPCO Netherlands B.V.		155,188	88	—	(51)
KEPCO Australia Pty., Ltd.		218	—	—	(10)
KOSEP Australia Pty., Ltd.		56,480	8,636	6,891	1,493
KOMIPO Australia Pty., Ltd.		98,626	3,771	6,891	2,584
KOWEPO Australia Pty., Ltd.		98,224	3,235	6,891	3,638
KOSPO Australia Pty., Ltd.		40,107	3,754	6,891	1,318
KEPCO Middle East Holding Company		137,218	132,372	—	(2,135)
Qatrana Electric Power Company		563,790	211,808	7,524	5,936
KHNP Canada Energy Ltd.		136,843	14,556	—	111
KEPCO Bylong Australia Pty., Ltd.		45,511	557,060	—	(223)
Korea Waterbury Uranium Limited Partnership		20,773	69	—	(25)
KEPCO Holdings de Mexico		1,763	3,100	—	(134)
KST Electric Power Company, S.A.P.I. de C.V.		657,428	529,763	24,764	6,304
KEPCO Energy Service Company		2,871	1,014	3,156	677
KEPCO Netherlands S3 B.V.		77,900	19,044	—	(7)
PT. KOMIPO Pembangkitan Jawa Bali		19,987	3,856	5,562	2,202
PT. Cirebon Power Service		3,467	1,220	2,561	70
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		36,793	21,433	3,512	1,032
EWP America Inc. (*1)		53,070	4,399	5,909	2,497
KNF Canada Energy Limited		2,339	34	—	(15)
EWP Barbados 1 SRL		479,830	1,096	—	7,708
Gyeonggi Green Energy Co., Ltd.		153,498	225,875	11,941	(5,787)
PT. Tanggamus Electric Power		226,992	145,673	2,034	5,240
Gyeongju Wind Power Co., Ltd.		89,267	40,020	6,230	2,784
KOMIPO America Inc. (*2)		622,520	318,199	4,780	59
PT. EWP Indonesia		100,313	71	—	1,307
KEPCO Netherlands J3 B.V.		177,592	19,893	—	(306)
Korea Offshore Wind Power Co., Ltd.		340,902	131,591	13,308	4,087
Global One Pioneer B.V.		1,794,197	182	—	(111)
Global Energy Pioneer B.V.		362	145	—	(72)
Mira Power Limited		414,307	307,590	369	(3,142)
KOSEP Material Co., Ltd.		6,427	551	1,252	304
Commerce and Industry Energy Co., Ltd.		65,062	26,656	7,062	(1,707)
KEPCO KPS Philippines Corp.		7,590	892	2,396	838
KOSPO Chile SpA		189,672	87,251	—	169

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31,2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the three-month period ended March 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,900	2,366	142	13
Fujeij Wind Power Company		250,945	172,780	—	4,083
KOSPO Youngnam Power Co., Ltd.		375,129	265,057	102,675	2,793
Chitose Solar Power Plant LLC		93,815	90,102	3,369	(247)
KEPCO ES Co., Ltd.		318,979	12,629	2,105	(255)
KEPCO Solar Co., Ltd.		241,514	32,145	5,882	2,091
KOSPO Power Services Ltda.		8,268	6,619	4,116	548
Energy New Industry Specialized Investment Private Investment Trust (*3)		477,832	2,104	—	1,381
KOEN Bylong Pty., Ltd.		15	173	—	—
KOMIPO Bylong Pty., Ltd.		16	180	—	(7)
KOWEPO Bylong Pty., Ltd.		15	175	—	(6)
KOSPO Bylong Pty., Ltd.		190	421	—	—
EWP Bylong Pty., Ltd.		15	14	—	—
KOWEPO Lao International		17,438	677	3,042	1,540
KEPCO Mangilao Holdings LLC		99,393	52,560	216	7
Mangilao Investment LLC		222,507	18	—	—
KEPCO Mangilao Solar, LLC		225,562	233	4,793	1,198
Jeju Hanlim Offshore Wind Co., Ltd.		610,034	551,878	8,683	(7,817)
PT. Siborpa Eco Power		13,832	4	—	(13)
PT. Korea Energy Indonesia		8,261	5,458	421	(720)
KOLAT SpA		50,980	701	240	(329)
KEPCO California, LLC		52,545	7,446	343	44
KEPCO Mojave Holdings, LLC		101,866	91,763	—	(1,126)
Incheon Fuel Cell Co., Ltd.		246,907	233,382	20,390	(2,448)
KOEN Service Co., Ltd.		7,905	5,024	10,064	(45)
KOMIPO Service Co., Ltd.		8,867	5,025	10,240	353
KOWEPO Service Co., Ltd.		9,064	5,341	10,529	256
KOSPO Service Co., Ltd.		7,087	4,142	8,578	338
EWP Service Co., Ltd.		5,462	3,858	6,959	132
PT. KOMIPO Energy Indonesia		4,216	368	1,085	51
KNF partners Co., Ltd.		2,389	850	1,187	(154)
KOSPO USA Inc.		874,251	175	—	519
KOSPO Niles LLC (formerly, Nambu USA LLC)		325,811	498	—	(505)
Tamra Offshore Wind Power Co., Ltd.		109,339	71,732	3,503	(330)
KEPCO MCS Co., Ltd.		86,251	64,197	67,980	(4,370)
KEPCO FMS Co., Ltd.		22,589	20,644	32,086	4,314
Firstkeepers Co., Ltd.		27,617	16,295	25,025	2,272
Secutec Co., Ltd.		16,071	10,918	20,152	(10)
SE Green Energy Co., Ltd.		120,312	92,339	9,550	(527)
Mangilao Intermediate Holdings LLC		225,784	126,521	—	(3,701)
KEPCO CSC Co., Ltd.		16,144	9,772	11,386	458
KOAK Power Limited		16,702	203	—	16
KOMIPO Europe B.V.		89,363	155	292	(155)
Haenanum Energy Fund		7,414	12	—	(9)
Paju Ecoenergy Co., Ltd.		58,628	2,430	3,574	(309)
Guam Ukudu Power LLC		907,515	922,583	3,863	3,586
K-SOLAR SHINAN Co., Ltd.		275,827	261,064	6,929	(1,082)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the three-month period ended March 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,513	2,384	3,965	274
KEPCO E&C Service Co., Ltd.		9,037	1,868	4,558	471
Moha solar Co., Ltd.		25,941	28,464	—	(77)
Ogiri Solar Power Co., Ltd.		1,073	24	—	(6)
KHNP USA LLC		2,423	578	314	79
KOMIPO Vanphong Power Service LLC		40,260	1,672	7,932	3,267
Energy Innovation Fund I		40,255	1,120	—	(239)
KHNP Chile SpA		6,027	4,786	—	(22)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,421	1,304	44	19
Yeong Yang Corporation Co., Ltd.		1,400	1,293	42	18
SolarVader Co., Ltd.		1,411	1,297	43	18
Yeong Yang Innovation Co., Ltd.		1,399	1,293	38	13
Yeong Yang Horus Photovoltaic Co., Ltd.		1,386	1,294	36	12
Yeong Yang Solar Management Co., Ltd.		1,415	1,297	46	21
LSG Hydro Power Limited		547	8	—	(72)
KOEN Bio Co., Ltd.		1,333	801	510	35
KOMIPO Iberian Solar Group, S.L.U.		80,662	72,866	—	357
Jeongam Wind Power Co., Ltd.		70,466	60,351	2,352	(487)
KOWEPO Europe B.V.		36	3,685	—	(37)
Yeongdeok Sunrise Wind Power Co., Ltd.		115,584	87,842	4,704	1,597
KA Power Limited		6,501	3,344	—	(57)
Western Power Changgi Solar Co., Ltd.		43,000	36,763	1,551	(218)
EWP Australia Pty., Ltd.		66,269	453	—	(2,070)
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		340,873	222,348	3,330	(1,723)
Digital Innovation Growth Fund		11,011	58	—	1,248
J Wind First, LLC		53,704	53,704	675	—
KEPCO Holding Company		3,722	—	—	—
KEPCO for Maintenance Company		13,369	9,982	1,987	1,171
KOSPO Trumbull LLC		368,608	—	—	(10,263)
Changjuk Wind Power Co., Ltd.		25,035	2,973	2,671	81
Chile Solar JV SpA		97,183	77,598	2,356	4,252
KEPCO KPS South Africa Pty., Ltd.		12,997	5,726	6,525	1,051
KOWEPO Holding Limited		9,036	898	—	(62)
KOSPO Rutile, LLC		3,226	—	—	—
Sprott Chile Solar I SpA		8,661	25	—	2

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	72,508,359	47,082,862	13,447,880	567,267
Korea South-East Power Co., Ltd.		13,203,109	6,447,903	6,527,922	382,336
Korea Midland Power Co., Ltd.		14,849,596	9,513,087	7,088,426	225,196
Korea Western Power Co., Ltd.		13,309,836	7,708,730	6,193,922	361,725
Korea Southern Power Co., Ltd.		13,184,059	7,101,465	6,430,487	311,530
Korea East-West Power Co., Ltd.		12,287,969	5,592,569	5,322,832	467,885
KEPCO Engineering & Construction Company, Inc.		945,384	367,910	553,363	58,513
KEPCO Plant Service & Engineering Co., Ltd.		1,675,776	355,479	1,534,269	170,967
KEPCO Nuclear Fuel Co., Ltd.		1,060,367	562,604	397,595	48,061
KEPCO KDN Co., Ltd.		846,361	222,119	781,646	215,791
KEPCO International HongKong Ltd.		149,757	1,611	—	7,596
KEPCO International Philippines Inc.		13,720	78	—	40,427
KEPCO Gansu International Ltd.		8,233	693	—	(5)
KEPCO Philippines Holdings Inc.		202,810	173	—	49,999
KEPCO Philippines Corporation		2,990	4	—	120
KEPCO Ilijan Corporation		58,752	615	—	4,549
KEPCO Neimenggu International Ltd.		323,519	4,839	—	10,891
KEPCO Shanxi International Ltd.		811,971	366,377	—	13,677
KOMIPO Global Pte Ltd.		454,052	2,716	—	15,618
KEPCO Netherlands B.V.		155,632	109	—	4,237
KEPCO Australia Pty., Ltd.		226	—	—	(4,017)
KOSEP Australia Pty., Ltd.		55,461	7,847	31,935	10,139
KOMIPO Australia Pty., Ltd.		94,760	3,214	31,935	6,253
KOWEPO Australia Pty., Ltd.		93,353	2,736	31,935	4,978
KOSPO Australia Pty., Ltd.		39,606	3,221	31,935	8,768
KEPCO Middle East Holding Company		136,740	129,721	—	(7,668)
Qatrana Electric Power Company		554,387	207,773	28,465	24,062
KHNP Canada Energy Ltd.		180,220	20,431	—	506
KEPCO Bylong Australia Pty., Ltd.		45,420	552,861	—	(69,620)
Korea Waterbury Uranium Limited Partnership		20,773	62	—	(142)
KEPCO Holdings de Mexico		670	3,025	—	(1,032)
KST Electric Power Company, S.A.P.I. de C.V.		654,086	532,766	67,656	24,713
KEPCO Energy Service Company		2,257	1,198	9,361	146
KEPCO Netherlands S3 B.V.		81,554	19,084	—	978
PT. KOMIPO Pembangkitan Jawa Bali		18,014	3,684	21,567	969
PT. Cirebon Power Service		3,004	823	10,515	586
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		36,620	22,271	17,477	4,312
EWP America Inc. (*1)		49,381	3,120	14,888	332
KNF Canada Energy Limited		2,337	30	—	(67)
EWP Barbados 1 SRL		469,387	1,463	—	28,937
Gyeonggi Green Energy Co., Ltd.		160,060	226,650	60,769	(31,941)
PT. Tanggamus Electric Power		232,963	155,119	6,136	4,216
Gyeongju Wind Power Co., Ltd.		87,987	41,547	18,550	5,817
KOMIPO America Inc. (*2)		633,218	328,237	18,806	9,662
PT. EWP Indonesia		101,015	84	—	6,115
KEPCO Netherlands J3 B.V.		174,130	15,748	—	7,378
Korea Offshore Wind Power Co., Ltd.		336,687	131,463	41,489	14,607
Global One Pioneer B.V.		150	64	—	(130)
Global Energy Pioneer B.V.		363	69	—	(131)
Mira Power Limited		443,556	332,629	4,213	11,499
KOSEP Material Co., Ltd.		6,111	539	5,016	1,108
Commerce and Industry Energy Co., Ltd.		65,954	25,841	35,054	(3,638)
KEPCO KPS Philippines Corp.		6,403	594	7,372	422
KOSPO Chile SpA		186,200	83,705	—	(1,185)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,875	2,355	567	46
Fujeij Wind Power Company		245,967	171,610	—	14,962
KOSPO Youngnam Power Co., Ltd.		371,946	257,626	412,037	10,275
Chitose Solar Power Plant LLC		93,435	78,709	14,453	2,553
KEPCO ES Co., Ltd.		318,648	6,087	6,384	8,758
KEPCO Solar Co., Ltd.		240,555	29,240	20,788	6,210
KOSPO Power Services Ltda.		8,118	6,363	17,005	1,924
Energy New Industry Specialized Investment Private Investment Trust (*3)		483,585	3,358	—	22,608
KOEN Bylong Pty., Ltd.		15	165	—	(12)
KOMIPO Bylong Pty., Ltd.		15	172	—	(17)
KOWEPO Bylong Pty., Ltd.		15	168	—	(17)
KOSPO Bylong Pty., Ltd.		202	425	—	(57)
EWP Bylong Pty., Ltd.		15	13	—	2
KOWEPO Lao International		17,335	2,247	11,891	4,823
KEPCO Mangilao Holdings LLC		99,669	52,732	810	(7,804)
Mangilao Investment LLC		224,646	18	—	—
KEPCO Mangilao Solar, LLC		226,509	247	16,907	3,634
Jeju Hanlim Offshore Wind Co., Ltd.		590,613	524,640	10,872	(5,067)
PT. Siborpa Eco Power		13,877	3	—	(38)
PT. Korea Energy Indonesia		9,146	5,524	4,550	1,171
KOLAT SpA		49,452	406	2,880	1,090
KEPCO California, LLC		52,627	7,464	645	(507)
KEPCO Mojave Holdings, LLC		101,912	90,646	—	(3,950)
Incheon Fuel Cell Co., Ltd.		249,022	233,049	91,097	(5,805)
KOEN Service Co., Ltd.		10,072	7,186	39,482	323
KOMIPO Service Co., Ltd.		8,123	4,728	38,415	657
KOWEPO Service Co., Ltd.		8,422	6,678	40,875	314
KOSPO Service Co., Ltd.		7,199	4,593	32,422	949
EWP Service Co., Ltd.		5,291	3,851	27,101	27
PT. KOMIPO Energy Indonesia		5,177	1,273	6,433	874
KNF partners Co., Ltd.		2,875	1,182	6,700	286
KOSPO USA Inc.		725,984	321	—	(6,099)
KOSPO Niles LLC (formerly, Nambu USA LLC)		326,651	51	—	9,947
Tamra Offshore Wind Power Co., Ltd.		112,747	74,809	19,937	1,551
KEPCO MCS Co., Ltd.		94,305	67,881	292,011	(9,033)
KEPCO FMS Co., Ltd.		16,330	18,815	108,560	1,126
Firstkeepers Co., Ltd.		24,800	13,930	95,836	4,546
Secutec Co., Ltd.		17,416	11,980	78,011	1,968
SE Green Energy Co., Ltd.		126,012	93,330	41,251	178
Mangilao Intermediate Holdings LLC		230,079	126,833	—	(1,277)
KEPCO CSC Co., Ltd.		17,430	11,516	49,443	2,944
KOAK Power Limited		16,961	322	—	(75)
KOMIPO Europe B.V.		84,899	123	890	(6,403)
Haenanum Energy Fund		7,415	3	493	445
Paju Ecoenergy Co., Ltd.		61,836	2,635	16,306	697
Guam Ukudu Power LLC		940,137	960,812	112,782	(39,280)
K-SOLAR SHINAN Co., Ltd.		279,204	263,030	34,148	907

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,264	2,298	14,053	487
KEPCO E&C Service Co., Ltd.		8,437	1,738	16,861	1,578
Moha solar Co., Ltd.		25,946	28,391	—	(273)
Ogiri Solar Power Co., Ltd.		1,077	21	77	55
KHNP USA LLC		2,170	400	1,196	186
KOMIPO Vanphong Power Service LLC		39,147	3,592	26,235	9,951
Energy Innovation Fund I		40,554	894	—	(899)
KHNP Chile SpA		6,081	4,818	—	(60)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,422	1,324	194	(4)
Yeong Yang Corporation Co., Ltd.		1,403	1,314	190	(12)
SolarVader Co., Ltd.		1,413	1,317	195	(12)
Yeong Yang Innovation Co., Ltd.		1,407	1,314	188	1
Yeong Yang Horus Photovoltaic Co., Ltd.		1,395	1,314	184	(3)
Yeong Yang Solar Management Co., Ltd.		1,415	1,318	198	(23)
LSG Hydro Power Limited		629	12	—	(187)
KOEN Bio Co., Ltd.		1,179	683	1,570	90
KOMIPO Iberian Solar Group, S.L.U.		76,858	69,709	—	(3,786)
Jeongam Wind Power Co., Ltd.		70,772	60,170	7,094	(2,113)
KOWEPO Europe B.V.		35	3,511	—	(181)
Yeongdeok Sunrise Wind Power Co., Ltd.		112,863	87,437	7,717	3,555
KA Power Limited		6,620	3,375	—	(207)
Western Power Changgi Solar Co., Ltd.		43,393	36,938	6,461	321
EWP Australia Pty., Ltd.		67,756	358	—	12,457
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		342,603	222,480	8,349	20,622
Digital Innovation Growth Fund		11,989	172	—	1,745
J Wind First, LLC		54,456	54,456	2,992	—
KEPCO Holding Company		3,727	—	—	(35)
KEPCO for Maintenance Company		12,192	10,078	2,726	1,838
KOSPO Trumbull LLC		336,425	—	—	—
Changjuk Wind Power Co., Ltd.		25,434	2,815	5,983	686
Chile Solar JV SpA		96,796	81,288	9,862	(5,411)
KEPCO KPS South Africa Pty., Ltd.		10,784	4,688	19,713	266
KOWEPO Holding Limited		9,108	888	—	7,679
KOSPO Rutile, LLC		147	—	—	—
Sprott Chile Solar I SpA		8,682	27	—	1

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of March 31, 2025 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior written consent of financial institutions.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.

Mira Power Limited	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

Chile Solar JV SpA	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.

Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Group’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Gorup’s abilities to its subsidiaries as of March 31, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions
Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.

Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract, and delays in the EPC contract may not be made without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.

Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule or the EPC contract without the lender’s prior written consent is restricted. Also, commercial operation before acquiring wind turbine is restricted without prior consent from the EPC contractor. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.

Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.

KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of March 31, 2025, the Group has following commitments unrecognized in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has a right to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking into account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-company eliminations as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won
As of and for the three-month period ended March 31, 2025
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	58,162	1,017,593	536,884	1,314,356	2,926,995
Non-current assets		1,050	644,253	359,553	4,662,464	5,667,320
Current liabilities		(347)	(414,086)	(287,355)	(1,172,613)	(1,874,401)
Non-current liabilities		(254)	(35,958)	(8,516)	(2,638,701)	(2,683,429)
Net assets		58,611	1,211,802	600,566	2,165,506	4,036,485
Book value of non-controlling interests		28,720	593,783	292,836	239,192	1,154,531
Sales		—	280,689	96,419	297,920	675,028
Profit for the period		(53)	9,923	65,903	15,094	90,867
Profit for the period attributable to non-controlling interests		(26)	4,862	32,134	(3,508)	33,462
Cash flows from operating activities		275	14,144	7,803	28,693	50,915
Cash flows from investing activities		—	25,868	(6,198)	(50,555)	(30,885)
Cash flows from financing activities before dividends to non-controlling interests		(80)	(7,794)	(231)	31,300	23,195
Dividends to non-controlling interests		—	—	—	(2,128)	(2,128)
Effect of exchange rate fluctuation		(135)	175	195	(669)	(434)
Net increase in cash and cash equivalents		60	32,393	1,569	6,641	40,663

In millions of won
As of and for the year ended 2024
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	58,291	1,033,936	568,226	1,284,969	2,945,422
Non-current assets		461	641,840	377,158	4,814,101	5,833,560
Current liabilities		(280)	(341,918)	(359,629)	(1,282,746)	(1,984,573)
Non-current liabilities		(335)	(13,561)	(8,281)	(2,578,521)	(2,600,698)
Net assets		58,137	1,320,297	577,474	2,237,803	4,193,711
Book value of non-controlling interests		28,487	646,946	281,576	490,588	1,447,597
Sales		—	1,534,269	553,363	1,032,246	3,119,878
Profit for the period		4,549	170,967	58,513	120,682	354,711
Profit for the period attributable to non-controlling interests		2,229	83,774	28,531	15,736	130,270
Cash flows from operating activities		5,034	538,151	46,528	345,168	934,881
Cash flows from investing activities		—	(379,243)	(31,761)	(195,587)	(606,591)
Cash flows from financing activities before dividends to non-controlling interests		(64,696)	(63,535)	(11,104)	(161,447)	(300,782)
Dividends to non-controlling interests		(36,759)	(47,584)	(9,552)	(43,321)	(137,216)
Effect of exchange rate fluctuation		12,321	1,362	447	28,762	42,892
Net increase (decrease) in cash and cash equivalents		(84,100)	49,151	(5,442)	(26,425)	(66,816)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i) Details of goodwill as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Acquisition cost	~~W~~	101,829	101,761
Less: accumulated impairment		(2,582)	(2,582)

Carrying book value	~~W~~	99,247	99,179

(ii) Changes in goodwill for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,761	—	—	—	68	101,829
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,179	—	—	—	68	99,247

In millions of won	For the year ended December 31, 2024
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,738	—	—	—	23	101,761
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,156	—	—	—	23	99,179

(8)	Disposals of subsidiaries

The Group has completed the liquidation process of PT. KOWEPO Sumsel Operation and Maintenance Services and KEPCO Lebanon SARL for the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won
March 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,339,018
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	31,510
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	84,367
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	272,309
Daeryun Power Co., Ltd.(*3)	Power generation	Korea	6.85%		46,373	32,875
SPC Power Corporation (*4)	Power generation	Philippines	38.00%		20,635	108,992
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	748,277
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	159,682
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	38,093
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	764,687
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	188,613
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	73,870
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	288,386
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	237,846
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	144,103
Dongducheon Dream Power Co., Ltd. (*5)	Power generation	Korea	33.61%		148,105	92,100
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	272,350
Nepal Water & Energy Development Company Private Limited (*6, 15)	Construction and operation of utility plant	Nepal	66.10%		110,332	180,274
Indeck Niles Development, LLC	Holding company	USA	50.00%		249,274	367,461
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	Korea	55.14%		21,037	37,220
PT. Cirebon Energi Prasarana (*8)	Power generation	Indonesia	10.00%		26,710	98,867
Others (Taebaek Guinemi Wind Power Co., Ltd. and 80 others)					247,675	279,166

					3,399,082	6,840,066

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	83,801
KEPCO SPC Power Corporation (*4,9)	Construction and operation of utility plant	Philippines	60.00%		94,579	157,375
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	208,660
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	49,085
Rabigh Electricity Company (*10)	Power generation	Saudi Arabia	40.00%		109,743	277,467
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	413,030
Amman Asia Electric Power Company (*9)	Power generation	Jordan	60.00%		111,476	270,219
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	37,216
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	552,622
Kelar S.A. (*9)	Power generation	Chile	65.00%		78,060	152,277
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	100,017
Barakah One Company (*11)	Power generation	UAE	18.00%		1,794,166	1,650,135
Daegu Green Power Co., Ltd. (*12)	Power generation	Korea	29.00%		46,225	32,005
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	49,791
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	87,902
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,174
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	58,220
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	59,150
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		39,052	50,975
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	216,558
Cheongna Energy Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	63,828

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won
March 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%	~~W~~	29,200	43,954
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		277,887	475,705
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	38,965
Namyangju Combined Heat and Power Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	70.10%		124,077	120,712
Trumbull Development Partners, LLC (*14)	Holding company	USA	56.23%		337,898	381,829
Others (Dangjin Eco Power Co., Ltd. and 91 others)					654,147	658,429

					4,801,146	6,345,101

				~~W~~	8,200,228	13,185,167

(*1)	The effective percentage of ownership, including the effect of hybrid bond, is 21.66%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*4)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of March 31, 2025.
(*5)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*9)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*10)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*11)	The effective percentage of ownership is less than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as joint ventures.
(*12)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*13)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors.

(*14)

Although the Group holds more than 50% of the equity interest, the investee has been classified as a joint venture, considering the minimum voting rights required by the representative committee under the joint shareholders’ agreement for decisions on significant financial and operating policies.

(*15)	The Group’s ownership interest was changed during the three-month period ended March 31, 2025, as a result of a disproportionate capital contribution by a financial investor.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won
December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,289,304
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	30,177
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	87,393
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	273,962
Daeryun Power Co., Ltd.(*3)	Power generation	Korea	6.85%		46,373	31,093
SPC Power Corporation (*4)	Power generation	Philippines	38.00%		20,635	107,574
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	728,338
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	157,530
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	39,268
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	717,376
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	73,065
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	284,542
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	241,814
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	139,059
Dongducheon Dream Power Co., Ltd. (*5)	Power generation	Korea	33.61%		148,105	91,351
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	279,432
Nepal Water & Energy Development Company Private Limited (*6)	Construction and operation of utility plant	Nepal	68.88%		110,332	170,955
Indeck Niles Development, LLC	Holding company	USA	50.00%		249,274	370,970
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	Korea	55.14%		21,037	37,110
PT. Cirebon Energi Prasarana (*8)	Power generation	Indonesia	10.00%		26,710	96,846
Others (Taebaek Guinemi Wind Power Co., Ltd. and 76 others)					243,426	277,223

					3,394,833	6,704,754

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	86,450
KEPCO SPC Power Corporation (*4,9)	Construction and operation of utility plant	Philippines	60.00%		94,579	159,139
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	48,325
Rabigh Electricity Company (*10)	Power generation	Saudi Arabia	40.00%		109,743	269,893
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,616
Amman Asia Electric Power Company (*9)	Power generation	Jordan	60.00%		111,476	268,864
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,599
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	563,079
Kelar S.A. (*9)	Power generation	Chile	65.00%		78,060	152,367
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	100,580
Barakah One Company (*11)	Power generation	UAE	18.00%		118	—
Daegu Green Power Co., Ltd. (*12)	Power generation	Korea	29.00%		46,225	30,513
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,760
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	89,780
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,622
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	59,806
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	63,695
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		39,052	50,721
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	207,565
Cheongna Energy Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	46,158

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won
December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%	~~W~~	29,200	48,031
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		258,011	465,349
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	37,559
Namyangju Combined Heat and Power Co., Ltd. (*14)	Generating and distributing vapor and hot/cold water	Korea	70.10%		53,977	51,768
Trumbull Development Partners, LLC	Holding company	USA	56.23%		304,836	355,379
Others (Dangjin Eco Power Co., Ltd. and 90 others)					651,051	668,206

					2,880,964	4,581,340

				~~W~~	6,275,797	11,286,094

(*1)	The effective percentage of ownership, including the effect of hybrid bond, is 21.66%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*4)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of December 31, 2024.
(*5)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*9)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*10)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*11)	The effective percentage of ownership is less than 50%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*12)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*13)

Although the Group’s effective percentage of ownership is more than 50%, However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.

(*14)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair values of investments in associates which are actively traded in an open market as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won
Investees	As of March 31, 2025		As of December 31, 2024
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	90,286	88,489
Korea Gas Corporation		673,785	655,830
SPC Power Corporation		123,570	130,063
PT. Bayan Resources TBK		11,828,101	12,298,501

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won
For the three-month period ended March 31, 2025
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,289,304	—	—	(27,500)	79,597	(2,076)	(307)	2,339,018
Korea Electric Power Industrial Development Co., Ltd.		30,177	—	—	(3,470)	4,761	—	42	31,510
Hyundai Green Power Co., Ltd.		87,393	—	—	(3,555)	529	—	—	84,367
Korea Power Exchange		273,962	—	—	—	(1,653)	—	—	272,309
Daeryun Power Co., Ltd.		31,093	—	—	—	1,783	—	(1)	32,875
SPC Power Corporation		107,574	—	—	—	753	665	—	108,992
Gemeng International Energy Co., Ltd.		728,338	—	—	—	14,900	5,039	—	748,277
PT. Cirebon Electric Power		157,530	—	—	—	2,503	—	(351)	159,682
PT Wampu Electric Power		39,268	—	—	(2,005)	933	—	(103)	38,093
PT. Bayan Resources TBK		717,376	—	—	—	48,302	(939)	(52)	764,687
S-Power Co., Ltd.		180,372	—	—	—	8,241	—	—	188,613
Xe-Pian Xe-Namnoy Power Co., Ltd.		73,065	—	—	—	998	(193)	—	73,870
Goseong Green Power Co., Ltd.		284,542	—	—	—	3,861	—	(17)	288,386
Gangneung Eco Power Co., Ltd.		241,814	—	—	—	(3,968)	—	—	237,846
Shin Pyeongtaek Power Co., Ltd.		139,059	—	—	—	5,044	—	—	144,103
Dongducheon Dream Power Co., Ltd.		91,351	—	—	—	749	—	—	92,100
GS Donghae Electric Power Co., Ltd.		279,432	—	—	(12,029)	4,947	—	—	272,350
Nepal Water & Energy Development Company Private Limited		170,955	—	—	—	8,755	564	—	180,274
Indeck Niles Development, LLC		370,970	—	—	—	(1,802)	(799)	(908)	367,461
Saemangeum Sebit Power Plant Co., Ltd.		37,110	—	—	—	110	—	—	37,220
PT. Cirebon Energi Prasarana		96,846	—	—	—	3,960	(1,730)	(209)	98,867
Others (Taebaek Guinemi Wind Power Co., Ltd. and 80 others)		277,223	5,979	(1,740)	(9,598)	7,326	(64)	40	279,166

		6,704,754	5,979	(1,740)	(58,157)	190,629	467	(1,866)	6,840,066

<Joint ventures>
Shuweihat Asia Power Investment B.V.		86,450	—	—	(290)	262	(2,621)	—	83,801
KEPCO SPC Power Corporation		159,139	—	—	—	(2,654)	890	—	157,375
Datang Chifeng Renewable Power Co., Ltd.		204,516	—	—	—	3,506	638	—	208,660
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		48,325	—	—	—	609	151	—	49,085
Rabigh Electricity Company		269,893	—	—	—	11,755	(4,181)	—	277,467
Jamaica Public Service Company Limited		412,616	—	—	(9,700)	6,864	3,250	—	413,030
Amman Asia Electric Power Company		268,864	—	—	—	4,948	(3,593)	—	270,219
Chun-cheon Energy Co., Ltd.		36,599	—	—	—	617	—	—	37,216
Nghi Son 2 Power LLC		563,079	—	—	—	6,725	(17,182)	—	552,622
Kelar S.A.		152,367	—	—	—	(236)	506	(360)	152,277
PT. Tanjung Power Indonesia		100,580	—	—	—	1,431	(1,111)	(883)	100,017
Barakah One Company		—	1,794,047	—	—	(145,546)	1,634	—	1,650,135
Daegu Green Power Co., Ltd.		30,513	—	—	—	1,492	—	—	32,005
South Jamaica Power Company Limited		48,760	—	—	—	1,135	(104)	—	49,791
RE Holiday Holdings LLC		89,780	—	—	—	(2,558)	680	—	87,902
RE Pioneer Holdings LLC		55,622	—	—	—	(1,630)	1,182	—	55,174
RE Barren Ridge 1 Holdings LLC		59,806	—	—	(1,708)	(918)	1,040	—	58,220
Solar Philippines Calatagan Corporation		63,695	—	—	—	1,610	(6,155)	—	59,150
Pulau Indah Power Plant Sdn. Bhd.		50,721	—	—	—	67	187	—	50,975
PT Barito Wahana Tenaga		207,565	—	—	—	15,516	(6,523)	—	216,558
Cheongna Energy Co., Ltd.		46,158	—	—	—	17,670	—	—	63,828

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows, continued:

In millions of won
For the three-month period ended March 31, 2025
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Joint ventures>
Naepo Green Power Co., Ltd.	~~W~~	48,031	—	—	(13,432)	9,355	—	—	43,954
OneEnergy Asia Limited		465,349	19,876	—	—	4,655	(14,175)	—	475,705
Prime Swedish Holding AB		37,559	—	—	—	—	—	1,406	38,965
Namyangju Combined Heat and Power Co., Ltd.		51,768	70,100	—	—	(142)	(1,014)	—	120,712
Trumbull Development Partners, LLC		355,379	33,062	—	—	(179)	(5,454)	(979)	381,829
Others (Dangjin Eco Power Co., Ltd. and 92 others)		668,206	11,459	(10,345)	(10,099)	96	(7,289)	6,401	658,429

		4,581,340	1,928,544	(10,345)	(35,229)	(65,550)	(59,244)	5,585	6,345,101

	~~W~~	11,286,094	1,934,523	(12,085)	(93,386)	125,079	(58,777)	3,719	13,185,167

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,970,643	—	—	—	248,385	36,628	33,648	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		29,500	—	—	(2,801)	3,124	—	354	30,177
YTN Co., Ltd.		52,303	—	(52,303)	—	—	—	—	—
Hyundai Green Power Co., Ltd.		118,173	—	—	(3,555)	2,712	—	(29,937)	87,393
Korea Power Exchange		274,286	—	—	—	2,768	(59)	(3,033)	273,962
Daeryun Power Co., Ltd.		26,834	—	—	—	4,301	—	(42)	31,093
SPC Power Corporation		78,931	—	—	(13,529)	13,412	28,760	—	107,574
Gemeng International Energy Co., Ltd.		705,812	—	—	(22,908)	(33,472)	78,870	36	728,338
PT. Cirebon Electric Power		134,259	—	—	—	4,144	—	19,127	157,530
PT Wampu Electric Power		34,555	—	—	(3,765)	3,495	152	4,831	39,268
PT. Bayan Resources TBK		619,207	—	—	(168,698)	187,634	79,332	(99)	717,376
S-Power Co., Ltd.		162,765	—	—	—	17,607	—	—	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.		116,378	—	—	—	(20,217)	11,861	(34,957)	73,065
Goseong Green Power Co., Ltd.		287,624	—	—	—	(3,026)	—	(56)	284,542
Gangneung Eco Power Co., Ltd.		254,929	—	—	—	(13,115)	—	—	241,814
Shin Pyeongtaek Power Co., Ltd.		145,026	—	—	(30,080)	24,145	—	(32)	139,059
Dongducheon Dream Power Co., Ltd.		87,203	—	—	—	4,141	—	7	91,351
GS Donghae Electric Power Co., Ltd.		259,085	—	—	—	20,323	—	24	279,432
Nepal Water & Energy Development Company Private Limited		110,573	—	—	—	7,392	52,990	—	170,955
Indeck Niles Development, LLC		335,401	—	(14,551)	(10,591)	12,909	47,802	—	370,970
Saemangeum Sebit Power Plant Co., Ltd.		37,191	—	—	—	(81)	—	—	37,110
PT. Cirebon Energi Prasarana		76,597	—	—	—	6,051	2,782	11,416	96,846
Others (Taebaek Guinemi Wind Power Co., Ltd. and 81 others)		259,614	18,987	(10,772)	(10,941)	10,004	2,656	7,675	277,223

		6,176,889	18,987	(77,626)	(266,868)	502,636	341,774	8,962	6,704,754

<Joint ventures>
Shuweihat Asia Power Investment B.V.		69,902	—	—	—	1,709	14,839	—	86,450
KEPCO SPC Power Corporation		196,544	—	—	(28,591)	16,714	(25,528)	—	159,139
Datang Chifeng Renewable Power Co., Ltd.		186,739	—	—	(10,624)	7,772	20,629	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		43,207	—	—	(591)	813	4,896	—	48,325
Rabigh Electricity Company		235,051	—	—	(7,270)	17,147	24,965	—	269,893
Jamaica Public Service Company Limited		349,866	—	—	(15,215)	28,849	49,463	(347)	412,616
Amman Asia Electric Power Company		223,424	—	—	(8,171)	20,485	33,126	—	268,864
Chun-cheon Energy Co., Ltd.		35,083	—	—	—	1,516	—	—	36,599
Nghi Son 2 Power LLC		417,989	—	—	—	45,889	99,201	—	563,079
Kelar S.A.		131,529	—	—	—	4,739	(2,498)	18,597	152,367
PT. Tanjung Power Indonesia		90,151	—	—	(8,349)	6,138	14,122	(1,482)	100,580
Barakah One Company		—	—	—	—	—	—	—	—
Daegu Green Power Co., Ltd.		26,430	—	—	—	4,103	—	(20)	30,513
South Jamaica Power Company Limited		43,109	—	—	(2,895)	2,704	5,842	—	48,760
RE Holiday Holdings LLC		84,092	—	—	—	(3,139)	8,827	—	89,780
RE Pioneer Holdings LLC		54,081	—	—	—	(2,910)	4,451	—	55,622
RE Barren Ridge 1 Holdings LLC		58,154	—	—	(1,966)	(1,546)	5,164	—	59,806
Solar Philippines Calatagan Corporation		58,130	—	—	(6,107)	6,523	5,149	—	63,695
Pulau Indah Power Plant Sdn. Bhd.		25,603	14,713	—	—	(816)	11,221	—	50,721
PT Barito Wahana Tenaga		156,994	—	—	—	24,435	26,136	—	207,565
Cheongna Energy Co., Ltd.		25,549	—	—	—	20,609	—	—	46,158

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Joint ventures>
Naepo Green Power Co., Ltd.	~~W~~	5,285	—	—	—	32,284	—	10,462	48,031
OneEnergy Asia Limited		289,966	62,880	—	—	47,346	65,157	—	465,349
Prime Swedish Holding AB		38,789	—	—	—	(3,782)	—	2,552	37,559
Namyangju Combined Heat and Power Co., Ltd.		3,850	50,127	—	—	(1,519)	(690)	—	51,768
Trumbull Development Partners, LLC		—	304,836	—	—	7,976	42,567	—	355,379
Others (Dangjin Eco Power Co., Ltd. and 90 others)		636,182	22,847	(68)	(7,730)	(31,223)	46,856	1,342	668,206

		3,485,699	455,403	(68)	(97,509)	252,816	453,895	31,104	4,581,340

	~~W~~	9,662,588	474,390	(77,694)	(364,377)	755,452	795,669	40,066	11,286,094

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 is as follows:

In millions of won
As of and for the three-month period ended March 31, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	55,481,504	44,425,962	12,732,709	367,175
Korea Electric Power Industrial Development Co., Ltd.		201,892	93,235	90,575	7,158
Hyundai Green Power Co., Ltd.		689,937	296,814	26,451	2,375
Korea Power Exchange		371,916	99,607	30,413	6,337
Daeryun Power Co., Ltd.		1,161,853	669,948	149,318	25,056
SPC Power Corporation		297,371	10,549	19,027	2,391
Gemeng International Energy Co., Ltd.		8,337,170	5,763,450	821,662	40,695
PT. Cirebon Electric Power		733,331	152,667	79,416	9,103
PT Wampu Electric Power		199,011	116,201	5,126	2,027
PT. Bayan Resources TBK		4,761,594	1,209,941	1,293,085	323,911
S-Power Co., Ltd.		685,657	298,591	202,670	16,799
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,390,918	951,926	51,058	3,953
Goseong Green Power Co., Ltd.		5,050,536	4,029,961	275,367	16,049
Gangneung Eco Power Co., Ltd.		5,309,515	4,625,283	166,618	(4,524)
Shin Pyeongtaek Power Co., Ltd.		1,112,075	725,972	219,582	12,195
Dongducheon Dream Power Co., Ltd.		1,370,207	1,062,286	348,458	2,181
GS Donghae Electric Power Co., Ltd.		1,901,079	1,100,049	124,384	14,549
Nepal Water & Energy Development Company Private Limited		662,897	391,515	6,582	(2,497)
Indeck Niles Development, LLC		1,218,635	694,539	104,854	(2,875)
Saemangeum Sebit Power Plant Co., Ltd.		158,865	91,527	4,713	199
PT. Cirebon Energi Prasarana		3,894,178	2,905,505	172,839	39,596
<Joint ventures>
Shuweihat Asia Power Investment B.V.		171,166	143	11,870	25
KEPCO SPC Power Corporation		288,430	26,139	34,670	(4,209)
Datang Chifeng Renewable Power Co., Ltd.		904,769	383,118	36,969	12,236
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		183,063	60,351	7,922	1,686
Rabigh Electricity Company		2,625,523	1,831,050	90,417	26,298
Jamaica Public Service Company Limited		2,644,893	1,650,814	386,309	18,575
Amman Asia Electric Power Company		761,199	310,834	6,042	8,303
Chun-cheon Energy Co., Ltd.		538,823	413,539	105,917	2,038
Nghi Son 2 Power LLC		4,280,521	3,175,277	200,389	13,015
Kelar S.A.		696,377	467,305	29,090	2,729
PT. Tanjung Power Indonesia		760,360	474,599	26,355	4,027
Barakah One Company		54,476,955	46,192,285	4,263,534	76,087
Daegu Green Power Co., Ltd.		491,874	395,447	86,100	2,984
South Jamaica Power Company Limited		536,388	287,416	71,998	5,677
RE Holiday Holdings LLC		353,365	177,561	24,294	(6,620)
RE Pioneer Holdings LLC		268,303	157,956	16,747	(6,634)
RE Barren Ridge 1 Holdings LLC		218,216	101,776	16,734	(3,224)
Solar Philippines Calatagan Corporation		169,554	38,666	5,152	2,112
Pulau Indah Power Plant Sdn. Bhd.		1,059,345	878,019	55,410	324
PT Barito Wahana Tenaga		707,422	—	—	27,778
Cheongna Energy Co., Ltd.		491,699	368,201	69,735	35,267
Naepo Green Energy Co., Ltd.		740,330	601,588	116,624	27,853
OneEnergy Asia Limited		3,413,728	2,288,247	37,431	7,748
Prime Swedish Holding AB		148,855	64,984	9,239	1
Namyangju Combined Heat and Power Co., Ltd.		173,091	1,166	—	(203)
Trumbull Development Partners, LLC		1,649,686	1,063,056	—	(223)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	57,669,638	46,843,282	38,388,740	1,148,985
Korea Electric Power Industrial Development Co., Ltd.		213,423	109,367	361,690	14,587
Hyundai Green Power Co., Ltd.		698,653	295,095	109,081	9,354
Korea Power Exchange		365,652	91,690	120,586	1,795
Daeryun Power Co., Ltd.		1,117,771	651,892	397,332	61,893
SPC Power Corporation		301,805	18,716	72,191	35,657
Gemeng International Energy Co., Ltd.		8,301,632	5,803,020	2,907,291	(66,765)
PT. Cirebon Electric Power		742,634	169,796	281,041	15,070
PT Wampu Electric Power		209,724	124,358	19,146	7,598
PT. Bayan Resources TBK		5,338,900	2,100,603	4,700,051	1,285,816
S-Power Co., Ltd.		739,732	369,429	734,607	35,889
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,414,921	979,112	182,433	(81,032)
Goseong Green Power Co., Ltd.		5,129,641	4,125,053	1,310,775	2,823
Gangneung Eco Power Co., Ltd.		5,359,845	4,667,564	635,026	(10,547)
Shin Pyeongtaek Power Co., Ltd.		1,052,048	678,140	841,818	58,855
Dongducheon Dream Power Co., Ltd.		1,350,004	1,044,020	1,360,809	10,453
GS Donghae Electric Power Co., Ltd.		1,910,960	1,089,101	535,012	59,776
Nepal Water & Energy Development Company Private Limited		666,316	419,386	123,848	10,732
Indeck Niles Development, LLC		1,234,170	704,296	284,855	32,491
Saemangeum Sebit Power Plant Co., Ltd.		160,225	93,086	20,376	(147)
PT. Cirebon Energi Prasarana		3,831,992	2,863,534	543,340	60,512
<Joint ventures>
Shuweihat Asia Power Investment B.V.		176,569	137	—	(370)
KEPCO SPC Power Corporation		291,538	26,307	190,296	28,108
Datang Chifeng Renewable Power Co., Ltd.		900,001	388,711	115,297	17,722
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		180,827	60,016	26,678	2,031
Rabigh Electricity Company		2,651,843	1,873,439	353,677	63,270
Jamaica Public Service Company Limited		2,649,022	1,656,068	1,490,606	76,611
Amman Asia Electric Power Company		791,478	343,371	22,776	34,047
Chun-cheon Energy Co., Ltd.		533,211	409,989	430,679	4,890
Nghi Son 2 Power LLC		4,412,970	3,286,814	921,504	91,777
Kelar S.A.		715,489	486,293	112,110	9,733
PT. Tanjung Power Indonesia		754,514	467,144	106,081	17,705
Barakah One Company		43,235,235	45,056,439	1,636,730	(53,778)
Daegu Green Power Co., Ltd.		493,595	399,918	338,750	7,344
South Jamaica Power Company Limited		532,323	288,501	250,519	14,460
RE Holiday Holdings LLC		363,750	184,188	20,251	(1,413)
RE Pioneer Holdings LLC		272,900	161,657	13,343	(3,168)
RE Barren Ridge 1 Holdings LLC		224,922	105,310	12,905	(1,301)
Solar Philippines Calatagan Corporation		166,126	37,872	19,412	8,733
Pulau Indah Power Plant Sdn. Bhd.		1,054,236	873,923	40,818	(2,896)
PT Barito Wahana Tenaga		678,043	—	—	74,744
Cheongna Energy Co., Ltd.		463,574	375,343	142,400	41,124
Naepo Green Energy Co., Ltd.		738,857	586,152	467,225	124,830
OneEnergy Asia Limited		3,237,191	2,137,600	424,036	100,781
Prime Swedish Holding AB		143,102	62,354	8,911	(8,404)
Namyangju Combined Heat and Power Co., Ltd.		75,474	1,899	—	(2,410)
Trumbull Development Partners, LLC		1,582,082	1,042,712	—	14,174

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2025 and December 31, 2024 is as follows:

In millions of won
As of March 31, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	11,055,542	21.66%	2,394,630	—	—	(55,612)	2,339,018
Korea Electric Power Industrial Development Co., Ltd.		108,657	29.00%	31,510	—	—	—	31,510
Hyundai Green Power Co., Ltd.		393,123	29.00%	114,007	—	—	(29,640)	84,367
Korea Power Exchange		272,309	100.00%	272,309	—	—	—	272,309
Daeryun Power Co., Ltd.		491,905	6.85%	33,695	—	—	(820)	32,875
SPC Power Corporation		286,822	38.00%	108,992	—	—	—	108,992
Gemeng International Energy Co., Ltd.		2,573,720	42.00%	1,080,962	—	—	(332,685)	748,277
PT. Cirebon Electric Power		580,664	27.50%	159,682	—	—	—	159,682
PT Wampu Electric Power		82,810	46.00%	38,093	—	—	—	38,093
PT. Bayan Resources TBK		3,551,653	20.00%	710,331	130,736	—	(76,380)	764,687
S-Power Co., Ltd.		387,066	49.00%	189,662	—	(1,049)	—	188,613
Xe-Pian Xe-Namnoy Power Co., Ltd.		438,992	25.00%	109,748	305	(936)	(35,247)	73,870
Goseong Green Power Co., Ltd.		1,020,575	29.00%	295,966	—	(7,580)	—	288,386
Gangneung Eco Power Co., Ltd.		684,232	29.00%	198,427	46,457	(7,038)	—	237,846
Shin Pyeongtaek Power Co., Ltd.		386,103	40.00%	154,442	3,559	(13,898)	—	144,103
Dongducheon Dream Power Co., Ltd.		307,921	34.01%	104,724	1,757	(1,799)	(12,582)	92,100
GS Donghae Electric Power Co., Ltd.		801,030	34.00%	272,350	—	—	—	272,350
Nepal Water & Energy Development Company Private Limited		271,382	66.12%	179,437	837	—	—	180,274
Indeck Niles Development, LLC		524,096	50.00%	262,047	100,788	—	4,626	367,461
Saemangeum Sebit Power Plant Co., Ltd.		67,338	55.00%	37,038	182	—	—	37,220
PT. Cirebon Energi Prasarana		988,673	10.00%	98,867	—	—	—	98,867
<Joint ventures>
Shuweihat Asia Power Investment B.V.		171,023	49.00%	83,801	—	—	—	83,801
KEPCO SPC Power Corporation		262,291	60.00%	157,375	—	—	—	157,375
Datang Chifeng Renewable Power Co., Ltd.		521,651	40.00%	208,660	—	—	—	208,660
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		122,712	40.00%	49,085	—	—	—	49,085
Rabigh Electricity Company		794,473	40.00%	317,789	—	(39,517)	(805)	277,467
Jamaica Public Service Company Limited		994,079	40.00%	397,632	29,357	—	(13,959)	413,030
Amman Asia Electric Power Company		450,365	60.00%	270,219	—	—	—	270,219
Chun-cheon Energy Co., Ltd.		125,284	29.90%	37,461	3	—	(248)	37,216
Nghi Son 2 Power LLC		1,105,244	50.00%	552,622	—	—	—	552,622
Kelar S.A.		229,072	65.00%	148,896	3,381	—	—	152,277
PT. Tanjung Power Indonesia		285,761	35.00%	100,017	—	—	—	100,017
Barakah One Company		8,284,670	18.00%	1,491,240	—	158,895	—	1,650,135
Daegu Green Power Co., Ltd.		96,427	54.24%	52,302	84	—	(20,381)	32,005
South Jamaica Power Company Limited		248,972	20.00%	49,794	—	—	(3)	49,791
RE Holiday Holdings LLC		175,804	50.00%	87,902	—	—	—	87,902
RE Pioneer Holdings LLC		110,347	50.00%	55,174	—	—	—	55,174
RE Barren Ridge 1 Holdings LLC		116,440	50.00%	58,220	—	—	—	58,220
Solar Philippines Calatagan Corporation		130,888	38.00%	49,737	—	—	9,413	59,150
Pulau Indah Power Plant Sdn. Bhd.		181,326	25.00%	45,332	5,643	—	—	50,975
PT Barito Wahana Tenaga		707,422	30.61%	216,558	—	—	—	216,558
Cheongna Energy Co., Ltd.		123,498	50.10%	61,872	3,137	(1,181)	—	63,828
Naepo Green Energy Co., Ltd.		138,742	29.20%	40,512	—	—	3,442	43,954
OneEnergy Asia Limited		1,125,481	40.00%	450,193	25,512	—	—	475,705
Prime Swedish Holding AB		83,871	45.00%	37,742	1,223	—	—	38,965
Namyangju Combined Heat and Power Co., Ltd.		171,925	70.10%	120,519	193	—	—	120,712
Trumbull Development Partners, LLC		586,630	56.23%	329,862	51,967	—	—	381,829

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2025 and December 31, 2024 is as follows, continued:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,826,356	21.66%	2,344,989	—	—	(55,685)	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		104,056	29.00%	30,177	—	—	—	30,177
Hyundai Green Power Co., Ltd.		403,558	29.00%	117,033	—	—	(29,640)	87,393
Korea Power Exchange		273,962	100.00%	273,962	—	—	—	273,962
Daeryun Power Co., Ltd.		465,879	6.85%	31,913	—	—	(820)	31,093
SPC Power Corporation		283,089	38.00%	107,574	—	—	—	107,574
Gemeng International Energy Co., Ltd.		2,498,612	42.00%	1,049,417	—	—	(321,079)	728,338
PT. Cirebon Electric Power		572,838	27.50%	157,530	—	—	—	157,530
PT Wampu Electric Power		85,366	46.00%	39,268	—	—	—	39,268
PT. Bayan Resources TBK		3,238,297	20.00%	647,659	146,097	—	(76,380)	717,376
S-Power Co., Ltd.		370,303	49.00%	181,448	—	(1,076)	—	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.		435,809	25.00%	108,953	305	(946)	(35,247)	73,065
Goseong Green Power Co., Ltd.		1,004,588	29.00%	291,331	—	(6,789)	—	284,542
Gangneung Eco Power Co., Ltd.		692,281	29.00%	200,761	46,872	(5,819)	—	241,814
Shin Pyeongtaek Power Co., Ltd.		373,908	40.00%	149,563	3,559	(14,064)	1	139,059
Dongducheon Dream Power Co., Ltd.		305,984	34.01%	104,065	1,757	(1,889)	(12,582)	91,351
GS Donghae Electric Power Co., Ltd.		821,859	34.00%	279,432	—	—	—	279,432
Nepal Water & Energy Development Company Private Limited		246,930	68.88%	170,083	872	—	—	170,955
Indeck Niles Development, LLC		529,874	50.00%	264,936	101,361	—	4,673	370,970
Saemangeum Sebit Power Plant Co., Ltd.		67,139	55.00%	36,928	182	—	—	37,110
PT. Cirebon Energi Prasarana		968,458	10.00%	96,846	—	—	—	96,846
<Joint ventures>
Shuweihat Asia Power Investment B.V.		176,432	49.00%	86,450	—	—	—	86,450
KEPCO SPC Power Corporation		265,231	60.00%	159,139	—	—	—	159,139
Datang Chifeng Renewable Power Co., Ltd.		511,290	40.00%	204,516	—	—	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		120,811	40.00%	48,325	—	—	—	48,325
Rabigh Electricity Company		778,404	40.00%	311,362	—	(40,752)	(717)	269,893
Jamaica Public Service Company Limited		992,954	40.00%	397,182	29,357	—	(13,923)	412,616
Amman Asia Electric Power Company		448,107	60.00%	268,864	—	—	—	268,864
Chun-cheon Energy Co., Ltd.		123,222	29.90%	36,843	3	—	(247)	36,599
Nghi Son 2 Power LLC		1,126,156	50.00%	563,079	—	—	—	563,079
Kelar S.A.		229,196	65.00%	148,978	3,389	—	—	152,367
PT. Tanjung Power Indonesia		287,370	35.00%	100,580	—	—	—	100,580
Barakah One Company		(1,821,204)	18.00%	(327,817)	—	153,104	174,713	—
Daegu Green Power Co., Ltd.		93,677	54.24%	50,810	84	—	(20,381)	30,513
South Jamaica Power Company Limited		243,822	20.00%	48,764	—	—	(4)	48,760
RE Holiday Holdings LLC		179,562	50.00%	89,780	—	—	—	89,780
RE Pioneer Holdings LLC		111,243	50.00%	55,622	—	—	—	55,622
RE Barren Ridge 1 Holdings LLC		119,612	50.00%	59,806	—	—	—	59,806
Solar Philippines Calatagan Corporation		128,254	38.00%	48,737	—	—	14,958	63,695
Pulau Indah Power Plant Sdn. Bhd.		180,313	25.00%	45,078	5,643	—	—	50,721
PT Barito Wahana Tenaga		678,043	30.61%	207,565	—	—	—	207,565
Cheongna Energy Co., Ltd.		88,231	50.10%	44,204	3,137	(1,183)	—	46,158
Naepo Green Energy Co., Ltd.		152,705	29.20%	44,590	—	—	3,441	48,031
OneEnergy Asia Limited		1,099,591	40.00%	439,837	25,512	—	—	465,349
Prime Swedish Holding AB		80,748	45.00%	36,336	1,223	—	—	37,559
Namyangju Combined Heat and Power Co., Ltd.		73,575	70.10%	51,575	193	—	—	51,768
Trumbull Development Partners, LLC		539,370	56.23%	303,288	52,091	—	—	355,379

(*)	The percentage of ownership shown above is the effective ownership ratio that takes into account treasury stocks.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of March 31, 2025 and December 31, 2024, investments in associates and joint ventures unrecognized of which the book value has become nil due to the accumulated losses of associates and joint ventures are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Boim Combined Heat and Power Generation Co., Ltd.	~~W~~	(767)	27,956	769	28,723
Samcheok Eco Materials Co., Ltd.		284	5,610	895	5,326
Barakah One Company		(174,713)	—	33,994	174,713
KAPES, Inc.		5,388	9,319	916	3,931
ITR Co., Ltd.		(15)	—	14	15
SEP Co., Ltd.		—	15	—	15
Noeul Green Energy Co., Ltd.		(325)	3,510	(1,377)	3,835
PlatformN. Co., Ltd.		2	20	(44)	18
KEPCO KPS CARABAO Corp.		21	265	207	244
Bitsolar Energy Co., Ltd.		(129)	1,135	1,264	1,264
Green Energy Electricity Generation Co., Ltd.		(396)	—	396	396
O2&B Global Co., Ltd.		5	11	6	6
Pulau Indah O&M Sdn. Bhd.		29	30	1	1
Foresight Iberian Solar Group Holding, S.L.		327	4,722	4,395	4,395
Green Radiation Co., Ltd.,		(11)	—	11	11
Hoenggye Renewable Energy Co., Ltd.,		(266)	—	266	266
CapMan Lynx SCA, SICAR		2,546	33,636	31,090	31,090
SureDataLab Co., Ltd.		3	3	—	—
KAS INVESTMENT I LLC		5	5	—	—
KAS INVESTMENT II LLC		5	5	—	—
Wadi Noor Solar Power Company SAOC		1,521	1,521	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2025, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period in the EPC contract of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(ii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iii)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(iv)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(v)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vi)	Hyundai Green Power Co., Ltd.

The Group has an obligation to purchase certain shares in Hyundai Green Power Co., Ltd. from financial investors holding certain shares in Hyundai Green Power Co., Ltd. (i.e., IBK and others) when any of the financial investors claim to sell the Group’s shares at a certain point of time in the future. The Group also has the right to claim Hyundai Steel Company, another operating investor of Hyundai Green Power Co., Ltd., to sell its shares at a certain point of time in the future, and is obliged to sell the Group’s shares to Hyundai Steel Company or a third party designated by Hyundai Steel Company when Hyundai Steel Company requests the Group to sell its shares.

(vii)	Omisan Wind Power Co., Ltd.

The Group has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Group exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Group or a third party designated by the Group.

(viii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(ix)	Seokmun Green Energy

According to the special conditions of the REC trading contract, the Group may demand the sale of ownership stakes held by other investors to the Group, or the investors may acquire new stakes or modify business documents through a capital increase in Seokmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the Group, they may demand that the Group purchase their stakes in the future if certain conditions are met.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2025, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(x)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Group has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

(xi)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Group also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

(xii)	Namyangju Combined Heat and Power Co., Ltd.

The Group has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest equity holder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Group is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

(xiii)	Jeongeup Green Power Co., Ltd.

The Group has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the entity holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Group’s right to acquire shares from M Eco Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of March 31, 2025 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders financial institutions. Also, either of Korea Southern Power Co., Ltd., a subsidiary of the Group, and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seokmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained. When the internal rate of return defined in shareholders’ agreement is met, any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The entity’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Group must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	Shares cannot be either wholly or partially transferred before the final completion date of the project without the consent of the stakeholders.

Gangneung Eco Power Co., Ltd.	Shares cannot be either wholly or partially transferred until two years have elapsed from the final completion date of the project without the consent of the stakeholders.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other stakeholders.

Kumyang Eco Park Co., Ltd.	Dividends and payables from settlement for renewable energy certificates can only be paid when all conditions of the loan agreement are satisfied or a prior written consent of financial institutions is obtained.

HyChangwon Fuel Cell. Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares until five years have elapsed from the date of issuance of the acquisition notice. Shares cannot be wholly or partially transferred without obtaining prior written consent of the financial institutions.

Roof One Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Amaala Sustainable Company for Energy LLC	Dividends may be payable only when all conditions prescribed in the loan agreement between Amaala Sustainable Company for Energy LLC and financial institution are satisfied.

Namjeju Bitdream Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. . Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Cheonwang Green Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. . Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haetbyeotgil Solar Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,602,105	(27,402)	—	(29,464)	14,545,239
Buildings		26,354,304	(40,696)	(13,062,462)	(7,103)	13,244,043
Structures		90,272,541	(147,251)	(38,448,278)	(18,678)	51,658,334
Machinery		123,383,900	(103,443)	(66,665,350)	(533,354)	56,081,753
Ships		17,870	—	(7,803)	—	10,067
Vehicles		448,419	(2,758)	(374,572)	(116)	70,973
Equipment		2,551,873	(3,386)	(2,117,974)	(376)	430,137
Tools		1,441,821	(1,313)	(1,272,136)	(1)	168,371
Construction-in-progress		33,354,799	(226,111)	—	(22,795)	33,105,893
Right-of-use assets		6,029,082	—	(3,071,208)	—	2,957,874
Asset retirement costs		18,248,313	—	(8,679,190)	(146,423)	9,422,700
Others		17,556,631	—	(15,406,561)	—	2,150,070

	~~W~~	334,261,658	(552,360)	(149,105,534)	(758,310)	183,845,454

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,577,296	(27,403)	—	(29,241)	14,520,652
Buildings		26,217,223	(41,718)	(12,812,659)	(7,103)	13,355,743
Structures		89,573,695	(149,737)	(37,762,078)	(18,678)	51,643,202
Machinery		122,610,077	(105,546)	(65,120,941)	(533,405)	56,850,185
Ships		17,870	—	(7,336)	—	10,534
Vehicles		452,812	(2,745)	(371,245)	(116)	78,706
Equipment		2,512,223	(3,915)	(2,073,752)	(375)	434,181
Tools		1,428,994	(1,306)	(1,255,257)	(1)	172,430
Construction-in-progress		31,307,153	(223,566)	—	(22,795)	31,060,792
Right-of-use assets		6,031,076	—	(2,984,680)	—	3,046,396
Asset retirement costs		18,283,796	—	(8,388,929)	(146,423)	9,748,444
Others		17,198,254	—	(15,136,756)	—	2,061,498

	~~W~~	330,210,469	(555,936)	(145,913,633)	(758,137)	182,982,763

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,548,055	273	(496)	—	—	24,809	14,572,641
(Government grants)		(27,403)	—	1	—	—	—	(27,402)
Buildings		13,397,461	92	(1,080)	(241,531)	—	129,797	13,284,739
(Government grants)		(41,718)	—	—	1,021	—	1	(40,696)
Structures		51,792,939	16,010	(55,415)	(744,819)	—	796,870	51,805,585
(Government grants)		(149,737)	—	122	2,370	—	(6)	(147,251)
Machinery		56,955,731	67,514	(52,251)	(1,645,608)	—	859,810	56,185,196
(Government grants)		(105,546)	—	24	3,830	—	(1,751)	(103,443)
Ships		10,534	—	—	(467)	—	—	10,067
Vehicles		81,451	718	(35)	(9,389)	—	986	73,731
(Government grants)		(2,745)	—	6	359	—	(378)	(2,758)
Equipment		438,096	31,537	(53)	(51,643)	—	15,586	433,523
(Government grants)		(3,915)	—	—	529	—	—	(3,386)
Tools		173,736	4,182	(4)	(19,223)	—	10,993	169,684
(Government grants)		(1,306)	—	—	106	—	(113)	(1,313)
Construction-in-progress		31,284,358	3,500,634	—	—	—	(1,452,988)	33,332,004
(Government grants)		(223,566)	1,643	—	—	—	(4,188)	(226,111)
Right-of-use assets		3,046,396	30,693	(727)	(127,011)	—	8,523	2,957,874
Asset retirement costs		9,748,444	—	—	(392,057)	—	66,313	9,422,700
Others		2,061,498	1,690	—	(269,434)	—	356,316	2,150,070

	~~W~~	182,982,763	3,654,986	(109,908)	(3,492,967)	—	810,580	183,845,454

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows, continued:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,398,088	28,390	(38,162)	—	—	159,739	14,548,055
(Government grants)		(27,404)	—	1	—	—	—	(27,403)
Buildings		13,360,204	3,767	(13,366)	(984,288)	(1,351)	1,032,495	13,397,461
(Government grants)		(46,227)	—	—	4,508	—	1	(41,718)
Structures		50,890,001	16,201	(303,046)	(2,873,012)	(9,154)	4,071,949	51,792,939
(Government grants)		(157,881)	—	1,330	9,458	—	(2,644)	(149,737)
Machinery		53,817,046	341,652	(199,670)	(6,311,423)	(735)	9,308,861	56,955,731
(Government grants)		(119,824)	—	522	16,076	—	(2,320)	(105,546)
Ships		12,365	—	—	(1,865)	—	34	10,534
Vehicles		83,374	4,311	(223)	(43,837)	—	37,826	81,451
(Government grants)		(2,837)	—	8	1,233	—	(1,149)	(2,745)
Equipment		430,875	84,020	(236)	(210,376)	—	133,813	438,096
(Government grants)		(5,932)	—	—	2,118	—	(101)	(3,915)
Tools		164,474	32,825	(68)	(82,603)	—	59,108	173,736
(Government grants)		(62)	—	—	341	—	(1,585)	(1,306)
Construction-in-progress		32,008,502	14,335,323	—	—	—	(15,059,467)	31,284,358
(Government grants)		(173,474)	6,806	75	—	—	(56,973)	(223,566)
Right-of-use assets		3,363,743	132,495	(2,252)	(538,995)	—	91,405	3,046,396
Asset retirement costs		9,733,574	—	—	(1,809,280)	—	1,824,150	9,748,444
Others		2,146,930	1,704	—	(1,011,161)	—	924,025	2,061,498

	~~W~~	179,875,535	14,987,494	(555,087)	(13,833,106)	(11,240)	2,519,167	182,982,763

(3)

For the three-month period ended March 31, 2025, the Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. recognized proceeds and costs from selling items produced before the assets’ intended use. As a result, ~~W~~331 million (2024: ~~W~~57,457 million) was recognized as revenue and ~~W~~669 million (2024: ~~W~~35,943 million) was recognized as cost of sales in profit or loss, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

19.	Investment Properties

(1)	Investment properties as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	198,072	—	—	198,072
Buildings		34,127	(23)	(15,188)	18,916

	~~W~~	232,199	(23)	(15,188)	216,988

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	210,509	—	—	210,509
Buildings		32,517	(22)	(14,020)	18,475

	~~W~~	243,026	(22)	(14,020)	228,984

(2)	Changes in investment properties for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	210,509	—	—	(12,437)	198,072
Buildings		18,497	—	(195)	637	18,939
(Government grants)		(22)	—	—	(1)	(23)

	~~W~~	228,984	—	(195)	(11,801)	216,988

In millions of won	For the year ended December 31, 2024
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	172,594	—	—	37,915	210,509
Buildings		12,955	—	(683)	6,225	18,497
(Government grants)		(22)	—	1	(1)	(22)

	~~W~~	185,527	—	(682)	44,139	228,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Rental income	~~W~~	2,784	2,907
Operating and maintenance expenses related to rental income		(201)	(164)

	~~W~~	2,583	2,743

(4)	Fair values of investment properties as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Book value		Fair value	Book value	Fair value
Land	~~W~~	198,072	318,964	210,509	337,379
Buildings		18,916	19,425	18,475	19,094

	~~W~~	216,988	338,389	228,984	356,473

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

20.	Construction Contracts

(1)	Changes in the total contract amount in which revenue is not yet recognized for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	6,136,773	1,379,977	(56,197)	7,460,553

(*)

For the three-month period ended March 31, 2025, the increased balance of contracts from new orders is ~~W~~1,384,075 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~ 4,098 million.

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,795,600	1,190,281	(849,108)	6,136,773

(*)

For the year ended December 31, 2024, the increased balance of contracts from new orders is ~~W~~1,299,281 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~109,000 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Accumulated earned revenue		Accumulated expense	Accumulated Profit (loss)	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	24,236,070	24,363,236	(127,166)	84,780

In millions of won	As of December 31, 2024
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	24,255,432	24,008,579	246,853	80,069

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

20.	Construction Contracts, Continued

(3)	The gross amounts due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract works as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	1,164,575	307,362	1,159,085	161,778

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on March 31, 2025 from the amounts included in contract liabilities at the end of the prior year is ~~W~~10,849 million.

(4)

The contracts with purchasers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchasers. The purchasers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	August 25, 2022	April 8, 2029

(5)

The Group is in discussion with the contracting parties about the prolongation costs and liquidated damages for the UAE nuclear power plant project. As of March 31, 2025, the Group recognized the amount of estimated outflow of resources embodying economic benefits related to the prolongation costs as provisions.

(6)

The operating segment information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the three-month period ended March 31, 2025 is as follows:

In millions of won	For the three-month period ended March 31, 2025
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	(44,213)	(41,664)	(2,549)	68,347	—	311,524	15,427	—	—
Electric power generation (Nuclear)		258,525	(1,102,508)	(311,901)	(790,607)	1,090,714	—	1,971	—	62,945	—
Plant maintenance & engineering Service and others		1,525	3,829	4,188	(359)	4,465	10,451	851,080	2	33,911	5,667

	~~W~~	260,050	(1,142,892)	(349,377)	(793,515)	1,163,526	10,451	1,164,575	15,429	96,856	5,667

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,171,398	(770)	(997,487)	(19)	173,122
Copyrights, patents rights and other industrial rights		107,328	—	(72,783)	(9,178)	25,367
Mining rights		672,930	—	(61,658)	(577,845)	33,427
Development expenditures		1,015,923	(697)	(944,558)	—	70,668
Intangible assets under development		94,537	(3,840)	—	—	90,697
Usage rights of donated assets and others		592,666	—	(461,948)	(136)	130,582
Leasehold rights		28,185	—	(25,402)	(538)	2,245
Greenhouse gas emissions rights		149,875	—	—	—	149,875
Others		623,797	(206)	(230,899)	(12,252)	380,440

	~~W~~	4,456,639	(5,513)	(2,794,735)	(599,968)	1,056,423

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,156,641	(844)	(976,633)	(19)	179,145
Copyrights, patents rights and other industrial rights		107,040	—	(71,231)	(9,178)	26,631
Mining rights		670,083	—	(66,938)	(573,723)	29,422
Development expenditures		1,011,550	(939)	(937,877)	—	72,734
Intangible assets under development		96,544	(3,473)	—	(8,903)	84,168
Usage rights of donated assets and others		592,680	—	(459,165)	(136)	133,379
Leasehold rights		28,185	—	(25,216)	(538)	2,431
Greenhouse gas emissions rights		135,534	—	—	—	135,534
Others		620,366	(229)	(224,410)	(12,253)	383,474

	~~W~~	4,418,623	(5,485)	(2,761,470)	(604,750)	1,046,918

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	179,989	2,717	—	(21,988)	—	13,174	173,892
(Government grants)		(844)	—	—	74	—	—	(770)
Copyrights, patents rights and other industrial rights		26,631	111	(13)	(1,220)	—	(142)	25,367
Mining rights		29,422	—	(467)	(1,083)	—	5,555	33,427
Development expenditures		73,673	—	—	(6,453)	—	4,145	71,365
(Government grants)		(939)	—	—	242	—	—	(697)
Intangible assets under development		87,641	14,992	—	—	—	(8,096)	94,537
(Government grants)		(3,473)	—	—	—	—	(367)	(3,840)
Usage rights of donated assets and others		133,379	—	—	(2,797)	—	—	130,582
Leasehold rights		2,431	—	—	(186)	—	—	2,245
Greenhouse gas emissions rights		135,534	256	—	—	—	14,085	149,875
Others		383,703	427	(31)	(6,911)	—	3,458	380,646
(Government grants)		(229)	—	—	23	—	—	(206)

	~~W~~	1,046,918	18,503	(511)	(40,299)	—	31,812	1,056,423

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	197,841	18,249	(4)	(88,985)	—	52,888	179,989
(Government grants)		(413)	—	—	229	—	(660)	(844)
Copyrights, patents rights and other industrial rights		23,491	576	(44)	(4,846)	—	7,454	26,631
Mining rights		32,165	—	(100)	(5,798)	—	3,155	29,422
Development expenditures		55,434	—	—	(25,830)	—	44,069	73,673
(Government grants)		(2,121)	—	—	1,364	—	(182)	(939)
Intangible assets under development		86,013	69,878	—	(14)	—	(68,236)	87,641
(Government grants)		(2,458)	—	—	—	—	(1,015)	(3,473)
Usage rights of donated assets and others		145,251	36	—	(11,903)	—	(5)	133,379
Leasehold rights		3,929	—	—	(960)	(538)	—	2,431
Greenhouse gas emissions rights		107,086	123	—	(416)	—	28,741	135,534
Others		388,088	3,997	(394)	(26,501)	(364)	18,877	383,703
(Government grants)		(322)	—	—	93	—	—	(229)

	~~W~~	1,033,984	92,859	(542)	(163,567)	(902)	85,086	1,046,918

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won and thousands of Australian dollars

As of March 31, 2025
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	3,910	2 years and 8 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	11,479	2 years and 9 months
Mining rights	Mining rights of Bylong mine	AUD	-	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	7,563	1 year and 8 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	5,535	5 years and 3 months
Others	Occupancy and use of public waters	KRW	64,036	11 years and 10 months
	Greenhouse gas emissions rights	KRW	149,875	—
	Business rights	KRW	141,779	24 years and 8 months

(*) The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars

As of December 31, 2024
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	4,276	2 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	12,523	3 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated	Sejong Haengbogdosi sharing charge	KRW	8,697	1 year and 11 months
assets and others	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	5,799	5 years and 6 months
Others	Occupancy and use of public waters	KRW	65,389	12 years and 1 month
	Greenhouse gas emissions rights	KRW	135,534	—
	Business rights	KRW	143,216	24 years and 11 months

(*) The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.
(4)	For the three-month periods ended March 31, 2025 and 2024, the Group recognized research and development expenses of ~~W~~175,955 million and ~~W~~166,308 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

22.	Trade and Other Payables

Trade and other payables as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	3,813,274	—	4,494,504	—
Non-trade payables		1,998,135	1,440,388	2,224,036	1,432,421
Accrued expenses		1,840,456	22,443	1,983,697	22,259
Leasehold deposits received		4,324	2,211	3,211	3,237
Other deposits received		69,025	47,027	97,276	45,012
Lease liabilities		585,461	2,966,933	603,492	3,095,964
Dividends payable		216,110	—	5,063	—
Others (*)		26	21,782	36	10,348

	~~W~~	8,526,811	4,500,784	9,411,315	4,609,241

(*)	Details of others as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	2,689	—	2,689
Others		26	19,093	36	7,659

	~~W~~	26	21,782	36	10,348

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Current liabilities
Short-term borrowings	~~W~~	8,915,606	9,122,792
Current portion of long-term borrowings		8,691,334	8,434,330
Current portion of debt securities		25,918,186	26,908,467
Less: current portion of discount on long-term borrowings		(12,399)	(16,537)
Less: current portion of discount on debt securities		(6,879)	(7,100)

		43,505,848	44,441,952

Non-current liabilities
Long-term borrowings		3,307,115	3,153,867
Debt securities		86,661,448	85,149,391
Less: discount on long-term borrowings		(65,064)	(35,071)
Less: discount on debt securities		(174,398)	(176,739)

		89,729,101	88,091,448

	~~W~~	133,234,949	132,533,400

(2)	Repayment schedules of borrowings and debt securities as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won
As of March 31, 2025
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	17,606,940	25,918,186
1~ 5 years		1,243,672	65,404,357
More than 5 years		2,063,443	21,257,091

	~~W~~	20,914,055	112,579,634

In millions of won
As of December 31, 2024
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	17,557,122	26,908,467
1~ 5 years		1,488,840	63,087,182
More than 5 years		1,665,027	22,062,209

	~~W~~	20,710,989	112,057,858

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won and thousands of USD
As of March 31, 2025
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	2.79 ~ 4.60	2025.04.07~2025.12.31	—	~~W~~	4,784,624
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.23 ~ 0.65 Base Interest Rate for Short-term Credit Line Loans + 1.03	2025.05.27~2026.02.24	—		3,930,000
Foreign short-term borrowings	Hana Bank	SOFR(1M) + 0.90	2025.08.12	USD 39,879		58,483
Local bank overdraft	Korea Development Bank	3.5	2025.04.24	—		100,000
Local bank overdraft	Nonghyup Bank	3.47	2025.04.07			9,500
Local bank overdraft	Woori Bank	Standard overdraft rate+1.44	2026.02.20	—		32,999

					~~W~~	8,915,606

In millions of won and thousands of USD
As of December 31, 2024
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	3.27~4.60	2025.01.07~2025.12.31	—	~~W~~	4,953,348
Local short-term borrowings	Nonghyup Bank and others	3M CD+0.23~0.65 4.17	2025.01.02~2025.11.20	—		3,934,600
Foreign short-term borrowings	Hana Bank	SOFR(1M)+0.90	2025.08.12	USD 40,000		58,800
Local bank overdraft	Korea Development Bank	3.85	2025.04.28	—		100,000
Local bank overdraft	Woori Bank and others	Standard overdraft rate+1.37 4.20	2025.02.21~2025.03.28	—		76,044

					~~W~~	9,122,792

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won
As of March 31, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	~~W~~	1,342
	Facility	2.60~4.94	2025~2042	—		50,604
	Facility	CB rate+0.90	2029	—		8,946
Hana Bank and others	Commercial Paper	3M CD+0.31~1.20	2025~2029	—		7,950,000
	Facility	4.60	2028	—		4,550
	Facility	3yr KTB rate-1.25	2025~2028	—		2,330
Export-Import Bank of Korea	Project loans	1.00	2026	—		4,419
	Facility	1.32	2025~2028	—		60,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2025~2028	—		7,124
	Project loans	-	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		13,087
	Operating funds	6M bank debenture rate+0.93~1.03	2025~2027	—		50,000
	Others	3.95	2034	—		66,275
	Others	Standard overdraft rate+1.00	2034	—		66,275
Kookmin Bank	Facility	3M CD+1.79 5.44~5.63	2030~2037	—		168,776
	Operating funds	1yr bank debenture rate+0.78	2025	—		20,000
Woori Bank	Facility	3M CD+1.90 5.12~5.44	2034~2042	—		99,030
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.53~5.63	2030~2041	—		39,093
Others	Facility	3.30~6.80	2028~2042	—		809,722
	Facility	CB rate+1.10 2.25~5.63	2028~2041	—		23,889
	PF Refinancing	CB rate+1.25	2030	—		5,487
	PF Refinancing	4.10	2030	—		15,242
	Securitized debts (*)	3M CD+1.80	2025	—		53,472
	Others	4.40~7.90	2025~2039	—		113,253
	Others	2.00~6.15	2031~2034	—		49,825

					~~W~~	9,764,628

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
As of March 31, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	12,823
Export-Import Bank of Korea and others	Direct Loan and others	TERM SOFR(6M)+1.80~3.20	2036	USD 72,148		105,805
	Direct Loan and others	6M Synthetic Libor +2.25~3.70	2027	JOD 44,126		91,271
	Facility	SOFR+0.43 SOFR(1M)+1.83	2029~2031	USD 108,932		159,749
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025~2026	USD 9,530		13,976
	Shareholder’s loan	8.00	2031	JOD 4,853		10,038
NH-Amundi	Syndicated Loan	8.00	2032	JPY 526,476		5,169
SMTB	Syndicated Loan	JPY 6M Tibor+0.55	2025	JPY 6,500,000		63,814
Solar Construction Lending, LLC	Facility	5.00	2025	USD 28,303		41,506
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,887		58,570
IFC and others	Facility	SOFR(3M)+1.60~1.99 SOFR(6M)+5.00 5.70~6.18	2026~2032	USD 932,013		1,366,798
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 60,950		89,383
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 176,670		162,655
Nonghyup Bank and others	Facility	10.40	2039	USD 35,638		52,264

						2,233,821

						11,998,449
Less: discount on long-term borrowings						(77,463)
Less: current portion of long-term borrowings						(8,691,334)
Add: current portion of discount on long-term borrowings						12,399

					~~W~~	3,242,051

(*)	The main reasons for early repayment of securitized debts as of March 31, 2025 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won
As of December 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	~~W~~	1,424
	Facility	2.60~4.94	2025~2042	—		51,960
	Facility	CB rate+0.90	2029	—		9,486
Hana Bank and others	Commercial Paper	3M CD+0.31~1.20	2025~2029	—		7,550,000
	Facility	4.60	2028	—		4,904
	Facility	3yr KTB rate-1.25	2028	—		2,492
Export-Import Bank of Korea	Project loans	1.00	2026	—		4,419
	Facility	1.32	2025~2028	—		64,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2025~2028	—		7,494
	Project loans	-	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		13,995
	Operating funds	6M bank debenture rate+0.93~1.03	2025~2027	—		50,000
	Others	3.95	2034	—		67,733
	Others	Standard overdraft rate+1.00	2034	—		67,733
Kookmin Bank	Facility	3M CD+1.79 5.53~5.63	2030~2037	—		167,945
	Operating funds	1yr bank debenture rate+0.78	2025	—		20,000
Woori Bank	Facility	3M CD+1.90 5.12~5.61	2034~2042	—		100,071
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.53~5.63	2030~2041	—		36,351
Others	Facility	3.30~6.80	2028~2042	—		801,687
	Facility	CB rate+1.10 2.25~5.63	2028~2041	—		24,517
	PF Refinancing	CB rate+1.25	2030	—		5,726
	PF Refinancing	4.10	2030	—		15,905
	Securitized debts (*)	3M CD+1.80	2025	—		54,236
	Others	4.40~7.90	2025~2039	—		113,362
	Others	2.00~6.15	2031~2034	—		49,826

					~~W~~	9,367,153

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	12,853
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD 72,163		106,080
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD 44,126		91,437
	Facility	SOFR+0.43 1M SOFR+1.83	2029~2031	USD 112,672		165,628
Korea Development Bank and others	EBL	1M SOFR+0.86	2025	USD 149,592		219,900
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025~2026	USD 10,145		14,914
	Shareholder’s loan	8.00	2031	JOD 4,853		10,056
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2025~2032	JPY 3,937,987		36,878
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2025	JPY 2,178,069		20,397
Solar Construction Lending, LLC	Facility	5.00	2025	USD 28,303		41,605
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 38,139		58,304
IFC and others	Facility	3M SOFR+1.60~1.99 6M SOFR+5.00 6.19~7.22	2026~2032	USD 772,852		1,136,092
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 60,743		89,292
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 178,729		163,301
Nonghyup Bank and others	Facility	10.40	2039	USD 36,943		54,307

						2,221,044

						11,588,197
Less: discount on long-term borrowings						(51,608)
Less: current portion of long-term borrowings						(8,434,330)
Add: current portion of discount on long-term borrowings						16,537

					~~W~~	3,118,796

(*)	The main reasons for early repayment of securitized debts as of December 31, 2024 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	As of March 31, 2025		As of December 31, 2024

Electricity Bonds	2012.03.27~2025.03.27	2025.04.04~2052.04.21	1.43~5.99	~~W~~	63,190,000	63,960,000

Corporate Bonds (*)	2009.10.16~2025.03.31	2025.04.22~2054.06.28	1.28~10.00		29,687,353	28,727,353

Corporate Bonds	2021.05.26~2023.12.28	2041.05.25~2043.09.15	1.71~3.78		41,578	41,578

					92,918,931	92,728,931

Less: discount on local debt securities					(54,199)	(51,149)

Less: current portion of local debt securities					(20,981,584)	(22,621,584)
Add: current portion of discount on local debt securities					2,023	2,124

				~~W~~	71,885,171	70,058,322

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2025
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	408,715
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		461,532
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		420,768
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		146,650
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		439,950
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		439,950
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		63,514
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		65,898
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		311,075
FY-19	2019.07.19	2027.07.19	0.05	CHF	100,000		166,581
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	326,929		479,442
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		733,250
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		733,250
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		439,950
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		659,925
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		733,250
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		439,950
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		439,950
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		439,950
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000		733,250
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000		1,173,200
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000		439,950
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		1,026,550
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,173,200
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		443,046
FY-23	2023.06.07	2030.06.07	4.51	HKD	1,037,000		195,506
FY-23	2023.07.12	2028.07.12	4.88	USD	350,000		513,275
FY-23	2023.07.18	2028.07.18	5.00	USD	500,000		733,250
FY-23	2023.07.31	2026.07.31	5.38	USD	1,000,000		1,466,500
FY-23	2023.09.21	2026.09.21	5.38	USD	300,000		439,950
FY-24	2024.01.31	2027.01.31	4.88	USD	1,200,000		1,759,800
FY-24	2024.07.29	2029.07.29	4.63	USD	500,000		733,250
FY-25	2025.02.13	2028.02.13	4.75	USD	400,000		586,600
FY-25	2025.03.05	2028.03.05	4.10	HKD	1,166,000		219,826

							19,660,703
Less: discount on foreign debt securities							(127,078)
Less: current portion of foreign debt securities							(4,936,602)
Add: current portion of discount on foreign debt securities							4,856

						~~W~~	14,601,879

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2024
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	409,690
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		462,634
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		421,772
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		147,000
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		441,000
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		441,000
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		61,149
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		59,954
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		312,345
FY-19	2019.07.19	2027.07.19	0.05	CHF	100,000		162,638
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	326,929		480,586
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		441,000
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		735,000
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		735,000
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		441,000
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		661,500
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		735,000
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		441,000
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		441,000
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		441,000
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000		735,000
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000		1,176,000
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000		441,000
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		1,029,000
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,176,000
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		444,855
FY-23	2023.06.07	2030.06.07	4.51	HKD	1,037,000		196,304
FY-23	2023.07.12	2028.07.12	4.88	USD	350,000		514,500
FY-23	2023.07.18	2028.07.18	5.00	USD	500,000		735,000
FY-23	2023.07.31	2026.07.31	5.38	USD	1,000,000		1,470,000
FY-23	2023.09.21	2026.09.21	5.38	USD	300,000		441,000
FY-24	2024.01.31	2027.01.31	4.88	USD	1,200,000		1,764,000
FY-24	2024.07.29	2029.07.29	4.63	USD	500,000		735,000

							19,328,927
Less: discount on foreign debt securities							(132,690)
Less: current portion of foreign debt securities							(4,286,883)
Add: current portion of discount on foreign debt securities							4,976

						~~W~~	14,914,330

(7)	Changes in borrowings and debt securities for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025				For the three-month period ended March 31, 2024
	Borrowings		Debt Securities	Total	Borrowings	Debt Securities	Total
Beginning balance	~~W~~	20,659,381	111,874,019	132,533,400	19,839,652	113,792,178	133,631,830
Cash flow		206,872	538,688	745,560	(3,739,385)	(211,266)	(3,950,651)
Effect of exchange rate fluctuations		(3,806)	(16,914)	(20,720)	69,556	687,938	757,494
Others		(25,855)	2,564	(23,291)	74	(5,863)	(5,789)

	~~W~~	20,836,592	112,398,357	133,234,949	16,169,897	114,262,987	130,432,884

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

24.	Lease

1)	Group as a lessee

(1)	Finance lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~21,003 million and ~~W~~39,039 million respectively, as expense for the three-month periods ended March 31, 2025 and 2024. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~836 million and ~~W~~823 million respectively, as expense for the three-month periods ended March 31, 2025 and 2024. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
	Acquisition Cost		Accumulated depreciation	Book value
Land	~~W~~	1,019,657	(356,018)	663,639
Buildings		217,716	(113,217)	104,499
Structures		54,828	(13,041)	41,787
Machinery		55,284	(29,232)	26,052
Ships		3,924,127	(2,069,751)	1,854,376
Vehicles		65,540	(39,843)	25,697
Others (*)		691,930	(450,106)	241,824

	~~W~~	6,029,082	(3,071,208)	2,957,874

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	As of December 31, 2024
	Acquisition Cost		Accumulated depreciation	Book value
Land	~~W~~	1,017,114	(339,512)	677,602
Buildings		214,258	(108,417)	105,841
Structures		52,983	(12,124)	40,859
Machinery		54,654	(27,594)	27,060
Ships		3,946,265	(2,015,172)	1,931,093
Vehicles		59,402	(38,482)	20,920
Others (*)		686,400	(443,379)	243,021

	~~W~~	6,031,076	(2,984,680)	3,046,396

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	677,602	1,401	(15,967)	—	603	663,639
Buildings		105,841	7,860	(10,432)	(628)	1,858	104,499
Structures		40,859	1,889	(2,560)	—	1,599	41,787
Machinery		27,060	106	(1,646)	(19)	551	26,052
Ships		1,931,093	9,688	(86,405)	—	—	1,854,376
Vehicles		20,920	7,772	(3,522)	(80)	607	25,697
Others		243,021	1,977	(6,479)	—	3,305	241,824

	~~W~~	3,046,396	30,693	(127,011)	(727)	8,523	2,957,874

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	655,860	12,369	(65,245)	(117)	74,735	677,602
Buildings		90,573	61,397	(48,371)	(399)	2,641	105,841
Structures		37,356	4,115	(4,595)	—	3,983	40,859
Machinery		5,943	26,200	(7,083)	—	2,000	27,060
Ships		2,313,305	—	(363,032)	(1,656)	(17,524)	1,931,093
Vehicles		25,491	11,042	(14,167)	(77)	(1,369)	20,920
Others		235,215	17,372	(36,502)	(3)	26,939	243,021

	~~W~~	3,363,743	132,495	(538,995)	(2,252)	91,405	3,046,396

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

24.	Lease, Continued

(4)	Lease liabilities as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Less than 1 year	~~W~~	620,649	632,878
1 ~ 5 years		1,757,872	1,817,340
More than 5 years		1,587,320	1,670,416

		3,965,841	4,120,634
Less: present value discounts and others		(413,447)	(421,178)

Present value of lease payment	~~W~~	3,552,394	3,699,456

(5)	Details of the liquidity classification of lease liabilities as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Current lease liabilities	~~W~~	585,461	603,492
Non-current lease liabilities		2,966,933	3,095,964

	~~W~~	3,552,394	3,699,456

(6)	Changes in lease liabilities for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,699,456	26,324	(209,453)	20,821	15,246	3,552,394

(*)	Others include the translation effect of foreign currency lease liabilities and others.

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,807,880	119,161	(695,466)	82,638	385,243	3,699,456

(*)	Others include the translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Depreciation of right-of-use assets	~~W~~	127,011	138,160
Interest expenses of lease liabilities		20,821	20,925
Lease expenses for short-term leases		21,003	39,039
Lease expenses for leases of low-value assets		836	823
Variable lease payments		3,710	(3,700)

	~~W~~	173,381	195,247

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~235,002 million and ~~W~~242,044 million, for the three-month periods ended March 31, 2025 and 2024, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 19 energy storage system installation projects and 163 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profits and losses related to finance leases for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Finance income on the net investment in the lease	~~W~~	29,829	28,862

(3)

The maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of March 31, 2025 and December 31, 2024 is as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Less than 1 year	~~W~~	214,325	213,300
1 ~ 2 years		204,891	217,747
2 ~ 3 years		200,655	204,867
3 ~ 4 years		190,563	193,379
4 ~ 5 years		181,708	184,436
More than 5 years		1,374,099	1,420,807

		2,366,241	2,434,536
Less: unearned finance income		(1,031,998)	(1,078,138)

Net investment in the lease (*)	~~W~~	1,334,243	1,356,398

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~32,510 million and ~~W~~31,857 million, as of March 31, 2025 and December 31, 2024, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.10% per year as of March 31, 2025 (0.00%~17.15% as of December 31, 2024).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

24.	Lease, Continued

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	5,255	5,256
Bad debt expense		2,079	—
Write-off		(230)	—
Reversal		—	(1)

Ending balance	~~W~~	7,104	5,255

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Net defined benefit asset	~~W~~	21,606	40,425
Net defined benefit obligations		1,599,122	1,449,837
Other long-term employee benefit obligations		1,627	1,710

(2)	Principal assumptions used for actuarial valuation as of March 31, 2025 and December 31, 2024 are as follows:

	As of March 31, 2025	As of December 31, 2024
Discount rate	3.15% ~ 5.06%	3.38%~5.06%
Future salary and benefit levels	4.83%	4.83%
Weighted average duration	9.93 years	9.89 years

(3)	Details of expense relating to defined benefit plans for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Current service cost	~~W~~	112,868	102,763
Interest cost		40,947	43,171
Expected return on plan assets		(29,331)	(33,548)

	~~W~~	124,484	112,386

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Cost of sales	~~W~~	88,496	79,858
Selling and administrative expenses		23,947	21,518
Others including construction-in-progress		12,041	11,010

	~~W~~	124,484	112,386

In addition, for the three-month periods ended March 31, 2025 and 2024, benefit expenses which the Group paid for the defined contribution plan in accordance with ratio defined in the Group’s retirement benefit plan are classified as follows: ~~W~~22,696 million and ~~W~~20,865 million as cost of sales; ~~W~~4,160 million and ~~W~~3,850 million as selling and administrative expenses; and ~~W~~4,131 million and ~~W~~3,528 million as construction-in-progress and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Present value of defined benefit obligation from funded plans	~~W~~	5,094,689	4,960,645
Fair value of plan assets		(3,517,173)	(3,551,233)

Net liabilities incurred from defined benefit plans	~~W~~	1,577,516	1,409,412

(5)	Changes in the present value of defined benefit obligations for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period endedMarch 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	4,960,645	4,312,702
Current service cost		112,868	430,308
Interest cost		40,947	184,169
Remeasurement component		146,425	425,671
Actual payments		(166,167)	(392,336)
Others		(29)	131

Ending balance	~~W~~	5,094,689	4,960,645

(6)	Changes in the fair value of plan assets for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	3,551,233	3,349,480
Expected return		29,331	141,108
Remeasurement component		(458)	(10,030)
Contributions by the employers		5	254,763
Actual payments		(62,938)	(184,088)

Ending balance	~~W~~	3,517,173	3,551,233

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Equity instruments	~~W~~	1,727	2,308
Debt instruments		347,465	413,522
Bank deposits		433,775	452,158
Others (*)		2,734,206	2,683,245

	~~W~~	3,517,173	3,551,233

(*)	Others consist of various financial instruments managed by external asset management companies.

For the three-month period ended March 31, 2025 and for the year ended December 31, 2024, actual returns on plan assets amounted to ~~W~~28,873 million and ~~W~~131,078 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the year ended December 31, 2024
Actuarial loss from changes in financial assumptions	~~W~~	91,084	320,582
Actuarial loss (gain) from experience adjustments, etc.		55,341	105,089
Expected loss (return)		458	10,030

	~~W~~	146,883	435,701

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, loss on accumulated remeasurement component amounting to ~~W~~33,285 million and loss on accumulated remeasurement component amounting to ~~W~~95,694 million have been recognized as other comprehensive income or loss as of March 31, 2025 and December 31, 2024, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

26.	Provisions

(1)	Provisions as of March 31, 2025 and December 31, 2024 are as follows:

	As of March 31, 2025			As of December 31, 2024
In millions of won	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,164,207	—	1,093,625	—
Litigation
Litigation provisions		9,350	487,189	9,350	479,071
Decommissioning cost
Nuclear plants		79,501	23,328,614	79,501	23,192,872
Spent fuel		824,584	2,099,161	799,384	2,124,361
Radioactive waste		94,748	1,687,418	84,485	1,677,306
PCBs		—	36,965	—	39,389
Other recovery provisions		—	39,406	—	50,407
Others
Power plant regional support program		178,811	—	130,256	—
Transmission regional support program		272,787	—	302,631	—
Provisions for financial guarantee		26,293	12,133	26,440	4,484
Provisions for RPS		53,218	—	—	—
Provisions for greenhouse gas emissions obligations		95,505	—	156,463	—
Others		339,491	268,972	111,836	269,144

	~~W~~	3,138,495	27,959,858	2,793,971	27,837,034

(2)	Changes in provisions for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

	For the three-month period ended March 31, 2025
In millions of won	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,093,625	346,347	(275,758)	(7)	—	1,164,207
Litigation
Litigation provisions		488,421	12,366	(1,105)	(3,143)	—	496,539
Decommissioning cost
Nuclear plants		23,272,373	135,755	—	—	(13)	23,408,115
Spent fuel		2,923,745	—	—	—	—	2,923,745
Radioactive waste		1,761,791	20,375	—	—	—	1,782,166
PCBs		39,389	286	(2,710)	—	—	36,965
Other recovery provisions		50,407	363	(84)	—	(11,280)	39,406
Others
Power plant regional support program		130,256	59,576	(11,021)	—	—	178,811
Transmission regional support program		302,631	1,870	(31,714)	—	—	272,787
Provisions for financial guarantee		30,924	13,573	(4,169)	(1,873)	(29)	38,426
Provisions for RPS		—	274,097	(220,879)	—	—	53,218
Provisions for greenhouse gas emissions obligations		156,463	45	(60,960)	(43)	—	95,505
Others		380,980	261,436	(33,296)	(584)	(73)	608,463

	~~W~~	30,631,005	1,126,089	(641,696)	(5,650)	(11,395)	31,098,353

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows, continued:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	999,691	1,226,957	(1,127,746)	(5,379)	102	1,093,625
Litigation
Litigation provisions		177,018	373,328	(26,040)	(35,885)	—	488,421
Decommissioning cost
Nuclear plants		21,646,887	1,692,508	(66,971)	—	(51)	23,272,373
Spent fuel		2,925,734	842,753	(463,388)	(381,354)	—	2,923,745
Radioactive waste		1,908,085	113,342	(56,907)	(202,729)	—	1,761,791
PCBs		57,944	7,049	(25,604)	—	—	39,389
Other recovery provisions		36,082	4,479	(879)	—	10,725	50,407
Others
Power plant regional support program		130,034	55,761	(55,539)	—	—	130,256
Transmission regional support program		256,006	202,882	(156,257)	—	—	302,631
Provisions for financial guarantee		49,992	11,347	(25,723)	(5,086)	394	30,924
Provisions for RPS		36,074	891,143	(862,039)	(65,178)	—	—
Provisions for greenhouse gas emissions obligations		18,672	164,438	(17,659)	(5,611)	(3,377)	156,463
Others		292,950	294,954	(126,693)	(2,441)	(77,790)	380,980

	~~W~~	28,535,169	5,880,941	(3,011,445)	(703,663)	(69,997)	30,631,005

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

27.	Government Grants

(1)	Government grants as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Land	~~W~~	27,402	27,403
Buildings		40,696	41,718
Structures		147,251	149,737
Machinery		103,443	105,546
Vehicles		2,758	2,745
Equipment		3,386	3,915
Tools		1,313	1,306
Construction-in-progress		226,111	223,566
Investment properties		23	22
Software		770	844
Development expenditures		697	939
Intangible assets under development		3,840	3,473
Other intangible assets		206	229

	~~W~~	557,896	561,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	4,954	—	—	—	47	(5,001)	—
Land		27,403	—	—	—	(1)	—	—	27,402
Buildings		41,718	—	—	(1,021)	—	—	(1)	40,696
Structures		149,737	—	—	(2,370)	(122)	—	6	147,251
Machinery		105,546	—	—	(3,830)	(24)	—	1,751	103,443
Vehicles		2,745	—	—	(359)	(6)	—	378	2,758
Equipment		3,915	—	—	(529)	—	—	—	3,386
Tools		1,306	—	—	(106)	—	—	113	1,313
Construction-in-progress		223,566	—	(1,643)	—	—	—	4,188	226,111
Investment properties		22	—	—	—	—	—	1	23
Software		844	—	—	(74)	—	—	—	770
Development expenditures		939	—	—	(242)	—	—	—	697
Intangible assets under development		3,473	—	—	—	—	—	367	3,840
Other intangible assets		229	—	—	(23)	—	—	—	206

	~~W~~	561,443	4,954	(1,643)	(8,554)	(153)	47	1,802	557,896

In millions of won	For the year ended December 31, 2024
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	59,503	—	—	—	4,789	(64,292)	—
Land		27,404	—	—	—	(1)	—	—	27,403
Buildings		46,227	—	—	(4,508)	—	—	(1)	41,718
Structures		157,881	—	—	(9,458)	(1,330)	—	2,644	149,737
Machinery		119,824	—	—	(16,076)	(522)	—	2,320	105,546
Vehicles		2,837	—	—	(1,233)	(8)	—	1,149	2,745
Equipment		5,932	—	—	(2,118)	—	—	101	3,915
Tools		62	—	—	(341)	—	—	1,585	1,306
Construction-in-progress		173,474	—	(6,806)	—	(75)	—	56,973	223,566
Investment properties		22	—	—	(1)	—	—	1	22
Software		413	—	—	(229)	—	—	660	844
Development expenditures		2,121	—	—	(1,364)	—	—	182	939
Intangible assets under development		2,458	—	—	—	—	—	1,015	3,473
Other intangible assets		322	—	—	(93)	—	—	—	229

	~~W~~	538,977	59,503	(6,806)	(35,421)	(1,936)	4,789	2,337	561,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

28.	Deferred Revenue

Changes in deferred revenues for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	For the three-month period ended March 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	13,652,565	11,548,855
Increase		344,004	2,924,341
Recognized as revenue		(211,646)	(820,631)

Ending balance	~~W~~	13,784,923	13,652,565

29.	Non-financial Liabilities

Non-financial liabilities as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,773,244	421,712	3,531,207	354,218
Unearned revenue		43,763	14,157	37,062	14,910
Deferred revenue		786,292	12,998,631	776,988	12,875,577
Withholdings		438,442	2,296	271,425	2,296
Others		1,986,142	34,718	1,710,459	34,519

	~~W~~	7,027,883	13,471,514	6,327,141	13,281,520

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

30.	Contributed Capital

(1)	Details of share capital as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won except share information
	As of March 31, 2025
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	As of December 31, 2024
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in the number of floating capital stock for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

Number of shares	For the three-month period ended March 31, 2025	For the year ended December 31, 2024
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		567,469	—
Retained earnings before appropriations		20,052,687	18,523,337

Retained earnings	~~W~~	22,225,066	20,128,247

(*)

The KEPCO Act (Article 14) requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Reserve for business expansion	~~W~~	567,469	—

	~~W~~	567,469	—

(3)	Changes in retained earnings for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	20,128,247	16,338,262
Profit for the year attributed to owners of the controlling company		2,328,246	3,491,698
Changes in equity method retained earnings		(248)	(6,346)
Remeasurements of defined benefit liability, net of tax		(94,441)	(281,761)
Transfer of revaluation reserve		—	586,394
Dividend paid		(136,738)	—

Ending balance	~~W~~	22,225,066	20,128,247

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	213	136,738

In millions of won	For the year ended December 31, 2024
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)	Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	(17,420)	(11,074)
Changes		(248)	(6,346)

Ending balance	~~W~~	(17,668)	(17,420)

(6)	Changes in remeasurement components related to defined benefit liability for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	(95,694)	29,229
Changes		(141,188)	(421,327)
Income tax effect		46,747	139,566
Transfer to reserve for business expansion		156,850	156,838

Ending balance	~~W~~	(33,285)	(95,694)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	As of March 31, 2025		As of December 31, 2024
Korea South-East Power Co., Ltd. (*1, 2)	2nd hybrid bond	2012.12.07	2042.12.06	5.10	~~W~~	—	230,000
Expense of issuance						—	(627)

					~~W~~	—	229,373

(*1)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow the Group to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds. From December 7, 2024, the date when the call option become exercisable for the first time, the interest rate has increased from 4.44% to 5.10% due to the application of the step-up provision.

(*2)	2nd hybrid bond was redeemed during the three-month period ended March 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Other capital surplus	~~W~~	1,601,138	1,600,812
Accumulated other comprehensive income		1,368,224	1,424,014
Other equity		12,708,585	12,708,585

	~~W~~	15,677,947	15,733,411

(2)	Changes in other capital surplus for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

	For the three-month period ended March 31, 2025				For the year ended December 31, 2024
In millions of won	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	1,213,288	1,600,812	387,524	1,213,277	1,600,801
Additional paid-in capital of subsidiaries		—	245	245	—	(7)	(7)
Transactions between consolidated entities		—	81	81	—	18	18

Ending balance	~~W~~	387,524	1,213,614	1,601,138	387,524	1,213,288	1,600,812

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	80,757	1,597,958	(231,946)	(22,755)	1,424,014
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(39,752)	—	—	—	(39,752)
Shares of other comprehensive loss of associates and joint ventures, net of tax		—	(52,419)	—	—	(52,419)
Foreign currency translation of foreign operations, net of tax		—	—	25,151	—	25,151
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	11,230	11,230

Ending balance	~~W~~	41,005	1,545,539	(206,795)	(11,525)	1,368,224

In millions of won	For the year ended December 31, 2024
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		100,759	—	—	—	100,759
Shares of other comprehensive income of associates and joint ventures, net of tax		—	654,225	—	—	654,225
Foreign currency translation of foreign operations, net of tax		—	—	99,624	—	99,624
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	11,976	11,976

Ending balance	~~W~~	80,757	1,597,958	(231,946)	(22,755)	1,424,014

(4)	Other equity as of March 31, 2025 and December 31, 2024 is as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Statutory revaluation reserve	~~W~~	12,708,704	12,708,704
Changes in other equity		(119)	(119)

	~~W~~	12,708,585	12,708,585

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

34.	Sales

Details of sales for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025				For the three-month period ended March 31, 2024
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	23,699,567	109,882	23,809,449	22,775,171	75,577	22,850,748
Electricity		23,211,200	—	23,211,200	22,164,993	—	22,164,993
Heat supply		186,688	—	186,688	193,258	—	193,258
Others		301,679	109,882	411,561	416,920	75,577	492,497
Sales related to rendering of services		86,590	60,102	146,692	100,149	67,551	167,700
Sales related to construction services		19,256	36,941	56,197	24,687	60,819	85,506
Revenue related to transfer of assets from customers		211,646	—	211,646	188,789	—	188,789

	~~W~~	24,017,059	206,925	24,223,984	23,088,796	203,947	23,292,743

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	23,699,567	109,882	23,809,449	22,775,171	75,577	22,850,748
Performance obligations satisfied over time		317,492	97,043	414,535	313,625	128,370	441,995

	~~W~~	24,017,059	206,925	24,223,984	23,088,796	203,947	23,292,743

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Salaries	~~W~~	285,729	281,032
Retirement benefit expense		28,107	25,368
Welfare and benefit expense		32,824	31,546
Insurance expense		7,716	7,345
Depreciation		57,511	57,322
Amortization of intangible assets		22,318	21,875
Bad debt expense		17,373	10,175
Commission		106,007	105,200
Advertising expense		10,484	10,564
Training expense		1,986	2,073
Vehicle maintenance expense		2,038	1,973
Publishing expense		711	726
Business development expense		708	681
Rent expense		11,772	11,313
Telecommunication expense		2,838	2,567
Transportation expense		245	236
Taxes and dues		10,151	9,434
Expendable supplies expense		1,852	1,685
Water, light and heating expense		4,625	4,162
Repairs and maintenance expense		29,061	37,481
Ordinary development expense		43,600	38,140
Travel expense		4,907	4,486
Clothing expense		546	348
Survey and analysis expense		186	198
Membership fee		633	655
Others		29,505	23,628

	~~W~~	713,433	690,213

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

36.	Other Income and Expenses

(1)	Other income for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Reversal of other provisions	~~W~~	3,113	21,812
Reversal of other allowance for bad debt		6,500	—
Gains on government grants		47	—
Gains on assets contributed		181	882
Gains on liabilities exempted		280	155
Compensation and reparations revenue		20,207	20,690
Revenue from foundation fund		154	—
Rental income		52,849	56,643
Others		9,476	25,212

	~~W~~	92,807	125,394

(2)	Other expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Compensation and indemnification expense	~~W~~	1	83
Accretion expenses of other provisions		440	114
Depreciation expenses on investment properties		195	159
Depreciation expenses on idle assets		904	910
Other bad debt expense		2	2,546
Donations		12,111	91,293
Others		6,225	7,411

	~~W~~	19,878	102,516

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three-month periods ended March 31, 2025 and 2024 is as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Other gains
Gains on disposal of property, plant and equipment	~~W~~	5,363	34,053
Gains on disposal of intangible assets		—	11
Gains on foreign currency translation		4,162	12,931
Gains on foreign currency transactions		44,613	17,088
Others		172,464	71,021
Other losses
Losses on disposal of property, plant and equipment		(37,158)	(17,983)
Losses on disposal of intangible assets		(13)	(110)
Losses on foreign currency translation		(10,082)	(8,605)
Losses on foreign currency transactions		(19,688)	(42,843)
Others		(61,089)	(40,499)

	~~W~~	98,572	25,064

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

38.	Finance Income

Finance income for the three-month periods ended March 31, 2025 and 2024 is as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Interest income	~~W~~	111,988	118,441
Dividends income		13,551	78
Gains on disposal of financial assets		10,564	8,108
Gains on valuation of financial assets at fair value through profit or loss		14,609	36,671
Gains on valuation of derivatives		80,809	705,362
Gains on transaction of derivatives		79,130	47,902
Gains on foreign currency translation		61,897	61,601
Gains on foreign currency transactions		39,923	8,352
Others		830	711

	~~W~~	413,301	987,226

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

39.	Finance Expenses

Finance expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Interest expense	~~W~~	1,117,124	1,151,729
Losses on sale of financial assets		735	27
Losses on valuation of financial assets at fair value through profit or loss		215	238
Losses on valuation of derivatives		43,801	28,982
Losses on transaction of derivatives		34,449	13,600
Losses on foreign currency translation		29,490	799,035
Losses on foreign currency transactions		2,515	2,577
Others		3,326	5,065

	~~W~~	1,231,655	2,001,253

Capitalization rates for each of the three-month periods ended March 31, 2025 and 2024 are 2.33%~3.26% and 2.44%~4.58%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

40.	Income Taxes

(1)

Income tax expense is calculated by adjusting prior year adjustments, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The average effective tax rate for the three-month periods ended March 31, 2025 and 2024 is 26.92% and 19.23%, respectively.

(2)	Pillar Two Model Rules

The Group has assessed the potential exposure arising from the Pillar Two legislation based on the financial information. Based on the assessment carried out so far, the Group has identified its potential exposure to Pillar Two income taxes on profits earned from its constituent entities operating in Nepal, Pakistan, Vietnam, and other jurisdictions where the expected Pillar Two effective tax rate is likely to be lower than 15%. As a result, the Group expects that KEPCO and its constituent entities operating therein will pay additional Pillar Two income taxes on the profit from such constituent entities.

The current income tax expense recognized for the three-month period ended March 31, 2025 in relation with the additional Pillar Two income taxes amounts to approximately ~~W~~733 million. The Group has applied the mandatory exception to recognition and disclosure of deferred taxes arising from Pillar Two income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

41.	Assets Held-for-Sale

Assets held-for-sale as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Land (*)	~~W~~	28,859	31,766
Buildings (*)		9	13,881
Structures		—	1

	~~W~~	28,868	45,648

(*)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction during the year ended December 31, 2022. Although it is expected to take more than a year to complete the sale transaction, the Group decided that the definitive purchase contract is still valid as a result of discussions with the counterparty.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	4,702,200	4,702,200
Power purchase		—	8,756,833	8,756,833
Salaries		285,729	1,118,182	1,403,911
Retirement benefit expense		28,107	111,192	139,299
Welfare and benefit expense		32,824	127,975	160,799
Insurance expense		7,716	33,654	41,370
Depreciation		57,511	3,434,552	3,492,063
Amortization of intangible assets		22,318	17,981	40,299
Bad debt expense		17,373	—	17,373
Commission		106,007	69,294	175,301
Advertising expense		10,484	1,544	12,028
Training expense		1,986	3,263	5,249
Vehicle maintenance expense		2,038	2,059	4,097
Publishing expense		711	573	1,284
Business promotion expense		708	621	1,329
Rent expense		11,772	28,338	40,110
Telecommunication expense		2,838	2,477	5,315
Transportation expense		245	20,350	20,595
Taxes and dues		10,151	111,387	121,538
Expendable supplies expense		1,852	9,359	11,211
Water, light and heating expense		4,625	8,624	13,249
Repairs and maintenance expense		29,061	527,881	556,942
Ordinary development expense		43,600	132,355	175,955
Travel expense		4,907	17,423	22,330
Clothing expense		546	541	1,087
Survey and analysis expense		186	877	1,063
Membership fee		633	5,736	6,369
Others		29,505	511,673	541,178

	~~W~~	713,433	19,756,944	20,470,377

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the three-month periods ended March 31, 2025 and 2024 are as follows, continued:

In millions of won	For the three-month period ended March 31, 2024
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	5,781,061	5,781,061
Power purchase		—	9,202,880	9,202,880
Salaries		281,032	1,121,775	1,402,807
Retirement benefit expense		25,368	100,723	126,091
Welfare and benefit expense		31,546	127,841	159,387
Insurance expense		7,345	36,508	43,853
Depreciation		57,322	3,453,904	3,511,226
Amortization of intangible assets		21,875	18,629	40,504
Bad debt expense		10,175	—	10,175
Commission		105,200	101,207	206,407
Advertising expense		10,564	1,424	11,988
Training expense		2,073	2,769	4,842
Vehicle maintenance expense		1,973	2,092	4,065
Publishing expense		726	656	1,382
Business promotion expense		681	640	1,321
Rent expense		11,313	30,907	42,220
Telecommunication expense		2,567	2,288	4,855
Transportation expense		236	15,993	16,229
Taxes and dues		9,434	109,067	118,501
Expendable supplies expense		1,685	10,405	12,090
Water, light and heating expense		4,162	9,577	13,739
Repairs and maintenance expense		37,481	696,284	733,765
Ordinary development expense		38,140	128,168	166,308
Travel expense		4,486	19,535	24,021
Clothing expense		348	683	1,031
Survey and analysis expense		198	879	1,077
Membership fee		655	4,802	5,457
Others		23,628	322,490	346,118

	~~W~~	690,213	21,303,187	21,993,400

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for the three-month periods ended March 31, 2025 and 2024 are as follows:

In won	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Type

Basic earnings per share	~~W~~	3,627	875

(2)	Profits for the periods and the weighted average number of common shares used in the calculation of basic earnings per share for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won except number of shares	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Type

Profit attributable to controlling interest	~~W~~	2,328,246	561,462
Profit used in the calculation of total basic earnings per share		2,328,246	561,462
Weighted average number of common shares (in shares)		641,964,077	641,964,077

(3)	The weighted average number of common shares used in the calculation of basic earnings per share for the three-month periods ended March 31, 2025 and 2024 is as follows:

In number of shares Type	For the three-month period ended March 31, 2025	For the three-month period ended March 31, 2024

The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares (in shares)	641,964,077	641,964,077

(4)	There are no potential dilutive instruments, thus diluted earnings per share are same as basic earnings per share for the three-month periods ended March 31, 2025 and 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management

The Group manages various risks that may arise from each business segment, primarily focusing on credit risk, market risk, interest rate risk, and liquidity risk. These risks are identified, measured, controlled, and reported in accordance with the Group’s established basic policy for risk management.

(1)	Capital risk management

The Group manages its capital to ensure the ability to continue as a going concern while minimizing the cost of capital and maximizing returns to shareholders. The management of the Group periodically reviews the capital structure and maintains an optimal capital mix through short- and long-term borrowings and equity issuances. The capital structure consists of net debt (calculated as borrowings less cash and cash equivalents) and equity. The Group’s overall capital risk management policy remains consistent with the prior year.

Details of the Group’s capital management accounts as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Total borrowings and debt securities	~~W~~	133,234,949	132,533,400
Cash and cash equivalents		2,442,980	2,382,979

Net borrowings and debt securities		130,791,969	130,150,421

Total equity		43,111,122	41,362,833

Debt to equity ratio		303.38%	314.66%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis. Trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025		As of December 31, 2024
Cash and cash equivalents	~~W~~	2,442,980	2,382,979
Financial assets at fair value through profit or loss (*1)		2,872,890	2,013,948
Derivative assets (trading)		1,880,180	1,846,527
Financial assets at fair value through other comprehensive income (debt securities)		5,045	5,045
Financial assets at amortized cost		60,373	30,233
Loans		921,438	908,148
Long-term/short-term financial instruments		2,526,503	1,960,140
Derivative assets (applying hedge accounting)		771,644	844,637
Trade and other receivables		14,368,320	15,373,625
Financial guarantee contracts (*2)		3,960,295	5,151,554
	~~W~~	29,809,668	30,516,836

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the three-month period ended March 31, 2025, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions.

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease in the actuarial valuation assumptions as of March 31, 2025 and December 31, 2024 is as follows:

		As of March 31, 2025			As of December 31, 2024
In millions of won Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease

Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	499,520	(436,014)	473,627	(413,799)
Discount rate	Increase (decrease) in defined benefit obligation		(442,553)	521,329	(429,517)	506,031

Changes in retirement benefit costs assuming a 1%p increase and decrease in discount rate on plan asset for the three-month periods ended March 31, 2025 and 2024 are ~~W~~8,283 million and ~~W~~7,874 million, respectively.

②	Provisions

Changes in provisions due to underlying assumptions as of March 31, 2025 and December 31, 2024 are as follows:

Type	Accounts	As of March 31, 2025	As of December 31, 2024
PCBs	Inflation rate	2.80%	2.80%
	Discount rate	2.90%	2.90%
Nuclear plants	Inflation rate	2.02%	2.02%
	Discount rate	2.78%	2.78%
Spent fuel	Inflation rate	1.91%	1.91%
	Discount rate	2.49%	2.49%
Radioactive waste	Inflation rate	3.32%	3.32%
	Discount rate	4.17%	4.17%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease in the underlying assumptions as of March 31, 2025 and December 31, 2024 is as follows:

		As of March 31, 2025			As of December 31, 2024
In millions of won Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease

Discount rate	PCBs	~~W~~	(48)	48	(58)	58
	Nuclear plants		(462,708)	479,762	(464,727)	481,899
	Spent fuel		(129,983)	130,679	(129,983)	130,679
	Radioactive waste		(11,156)	11,267	(11,363)	11,478
Inflation rate	PCBs		48	(48)	58	(58)
	Nuclear plants		511,300	(493,753)	507,814	(490,386)
	Spent fuel		133,847	(128,527)	133,847	(128,527)
	Radioactive waste		11,358	(11,264)	11,167	(11,075)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions.

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of March 31, 2025 and December 31, 2024 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
AED	37,715	33,465	4,452	8,795
AUD	29	26	—	64
BDT	2,252	2,252	—	—
BWP	768	768	—	—
CAD	2	2	1,300	61
CHF	—	—	100,231	100,686
DOP	3,196	7,772	—	—
EGP	150,966	203,044	—	—
EUR	4,921	20,433	42,853	47,829
GBP	85	139	—	4
HKD	—	—	6,292,898	5,093,862
IDR	40,955,546	37,830,902	2,030,640	4,027,099
INR	997,802	1,037,437	169,345	225,042
JOD	1,243	902	121	49,128
JPY	186,955	23,798	522,880	7,483,199
KZT	1,510	1,510	14	—
MGA	7,378,732	5,452,745	427,164	248,175
MMK	188,021	188,021	6,022,352	—
MYR	2,805	2,805	—	—
PHP	22,917	19,401	—	—
PKR	60,216,827	68,734,242	10,418	10,418
SAR	1,122	1,087	—	—
SEK	—	—	449,794	449,302
SGD	598	291	—	110
USD	1,178,257	1,651,765	8,526,793	15,364,685
UYU	127,632	99,189	1,599	1,141
VND	652,427	733,338	—	587,003
ZAR	80,982	79,897	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of March 31, 2025 and December 31, 2024 is as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,189,643)	1,189,643	(2,114,808)	2,114,808
Increase (decrease) of shareholder’s equity (*)		(1,189,643)	1,189,643	(2,114,808)	2,114,808

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of March 31, 2025 and December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of March 31, 2025, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won
Type	As of March 31, 2025		As of December 31, 2024

Short-term borrowings	~~W~~	4,021,481	4,069,444
Long-term borrowings		10,557,426	10,112,707
Debt securities		41,578	41,578

	~~W~~	14,620,485	14,223,729

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 is as follows:

In millions of won	For the three-month period ended March 31, 2025			For the year ended December 31, 2024
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease

Increase (decrease) of profit before income tax	~~W~~	(36,551)	36,551	(142,237)	142,237
Increase (decrease) of shareholder’s equity (*)		(36,551)	36,551	(142,237)	142,237

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the three-month periods ended March 31, 2025 and 2024 is as follows:

In millions of won	For the three-month period ended March 31, 2025			For the three-month period ended March 31, 2024
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	~~W~~	232,112	(232,112)	221,650	(221,650)
Increase (decrease) of shareholder’s equity (*)		232,112	(232,112)	221,650	(221,650)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities of non-derivative financial liabilities as of March 31, 2025 and December 31, 2024 in detail are as follows:

	As of March 31, 2025
In millions of won Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings	~~W~~	18,953,486	1,152,929	1,365,933	1,131,895	22,604,243
Debt securities		27,900,360	29,295,605	35,768,132	32,604,308	125,568,405
Lease liabilities		620,649	569,329	1,188,543	1,587,320	3,965,841
Trade and other payables (*1)		7,941,350	357,218	652,073	524,560	9,475,201
Financial guarantee contracts (*2)		3,046,800	526,559	252,017	134,919	3,960,295

	~~W~~	58,462,645	31,901,640	39,226,698	35,983,002	165,573,985

	As of December 31, 2024
In millions of won Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	18,887,527	430,883	1,300,087	2,032,303	22,650,800
Debt securities		28,967,125	29,601,867	39,451,207	28,885,833	126,906,032
Lease liabilities		632,878	553,030	1,264,310	1,670,416	4,120,634
Trade and other payables (*1)		8,807,823	354,778	631,653	526,846	10,321,100
Financial guarantee contracts (*2)		3,156,187	1,712,801	270,806	11,760	5,151,554

	~~W~~	60,451,540	32,653,359	42,918,063	33,127,158	169,150,120

(*1)	Excludes lease liabilities.
(*2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of March 31, 2025 and December 31, 2024 are ~~W~~38,426 million and ~~W~~30,924 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities of non-derivative financial assets as of March 31, 2025 and December 31, 2024 in detail are as follows:

In millions of won	As of March 31, 2025
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,442,980	—	—	—	2,442,980
Financial assets at fair value through other comprehensive income		—	—	—	621,935	621,935
Financial assets at amortized cost		50,283	10,090	—	—	60,373
Loans and receivables		99,122	378,907	342,916	138,179	959,124
Long-term/short-term financial Instruments		1,706,871	4,797	—	814,835	2,526,503
Financial assets at fair value through profit or loss		2,344,231	330,098	744,737	491,081	3,910,147
Trade and other receivables		11,365,765	1,642,103	4,298,952	—	17,306,820

	~~W~~	18,009,252	2,365,995	5,386,605	2,066,030	27,827,882

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,382,979	—	—	—	2,382,979
Financial assets at fair value through other comprehensive income		—	—	—	674,850	674,850
Financial assets at amortized cost		20,418	1,333	8,482	—	30,233
Loans and receivables		110,005	347,251	369,851	118,013	945,120
Long-term/short-term financial Instruments		1,147,929	583	—	811,628	1,960,140
Financial assets at fair value through profit or loss		1,467,954	346,982	780,130	494,710	3,089,776
Trade and other receivables		12,245,159	1,506,085	2,126,928	—	15,878,172

	~~W~~	17,374,444	2,202,234	3,285,391	2,099,201	24,961,270

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity dates as per the contracts as of March 31, 2025 and December 31, 2024 are as follows:

	As of March 31, 2025
In millions of won Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(47,493)	(73,651)	(98,948)	(64,124)	(284,216)
- Hedging		—	—	—	(237)	(237)

	~~W~~	(47,493)	(73,651)	(98,948)	(64,361)	(284,453)

	As of December 31, 2024
In millions of won Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(46,087)	(61,259)	(73,017)	(31,760)	(212,123)
- Hedging		—	—	—	(4,895)	(4,895)

	~~W~~	(46,087)	(61,259)	(73,017)	(36,655)	(217,018)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting the future contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair values and book values of financial assets and liabilities as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	621,935	621,935	674,850	674,850
Derivative assets (trading)		1,880,180	1,880,180	1,846,527	1,846,527
Derivative assets (applying hedge accounting)		771,644	771,644	844,637	844,637
Financial assets at fair value through profit or loss		3,037,294	3,037,294	2,176,172	2,176,172

	~~W~~	6,311,053	6,311,053	5,542,186	5,542,186

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	60,373	60,373	30,233	30,233
Loans and receivables		921,438	921,438	908,148	908,148
Trade and other receivables		14,368,320	14,368,320	15,373,625	15,373,625
Long-term financial instruments		819,632	819,632	812,211	812,211
Short-term financial instruments		1,706,871	1,706,871	1,147,929	1,147,929
Cash and cash equivalents		2,442,980	2,442,980	2,382,979	2,382,979

	~~W~~	20,319,614	20,319,614	20,655,125	20,655,125

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	280,829	280,829	279,932	279,932
Derivative liabilities (applying hedge accounting)		237	237	4,893	4,893

	~~W~~	281,066	281,066	284,825	284,825

Liabilities carried at amortized cost
Secured borrowings	~~W~~	1,430,853	1,430,853	1,443,125	1,443,125
Unsecured bond		112,398,357	112,828,822	111,874,019	110,798,858
Lease liabilities		3,552,394	3,552,394	3,699,456	3,699,456
Unsecured borrowings		19,363,240	19,320,007	19,040,213	18,994,676
Trade and other payables (*)		9,475,201	9,475,201	10,321,100	10,321,100
Overdraft		42,499	42,499	176,043	176,043

	~~W~~	146,262,544	146,649,776	146,553,956	145,433,258

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rates used for calculating fair value as of March 31, 2025 and December 31, 2024 are as follows:

Type	As of March 31, 2025	As of December 31, 2024
Derivatives	0.03%~4.88%	0.03%~4.88%
Borrowings and debt securities	0.66%~5.84%	0.96%~5.84%
Leases	0.00%~17.15%	0.00%~17.15%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	307,059	—	314,876	621,935
Derivative assets		—	2,651,824	—	2,651,824
Financial assets at fair value through profit or loss		—	3,030,897	6,397	3,037,294

	~~W~~	307,059	5,682,721	321,273	6,311,053

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	281,066	—	281,066

In millions of won	As of December 31, 2024
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	360,096	—	314,754	674,850
Derivative assets		—	2,691,164	—	2,691,164
Financial assets at fair value through profit or loss		—	2,169,300	6,872	2,176,172

	~~W~~	360,096	4,860,464	321,626	5,542,186

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	284,825	—	284,825

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes in non-derivative financial assets and liabilities which are classified as level 3 for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,872	—	—	(475)	—	—	6,397
Financial assets at fair value through other comprehensive income
Unlisted securities		309,709	—	—	(44)	—	166	309,831
Debt securities		5,045	—	—	—	—	—	5,045

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,735	—	22	115	—	—	6,872
Financial assets at fair value through other comprehensive income
Unlisted securities		212,762	4,000	—	88,256	—	4,691	309,709
Debt securities		4,627	—	—	418	—	—	5,045

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

45.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

Regarding Semangka hydroelectric power-generation business (BOT) in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group shall provide electricity generated for about 30 years (2018 – 2048) after subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of March 31, 2025 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	36,730
1 ~ 2 years		36,775
2 ~ 3 years		36,949
Over 3 years		549,028

	~~W~~	659,482

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

45.	Service Concession Arrangements, Continued

(2)	Pakistan Gulpur Hydropower Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with CPPAg (Central Power Purchasing Agency Guarantee Limited) whereby the Group shall provide electricity generated for approximately 30 years (2020 – 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Government of Pakistan to acquire ownership of the plant after the end of the contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of March 31, 2025 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	81,819
1 ~ 2 years		81,819
2 ~ 3 years		81,819
Over 3 years		908,374

	~~W~~	1,153,831

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

45.	Service Concession Arrangements, Continued

(3)	Guam Ukudu Combined thermal power plant Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with Guam Power Authority whereby the Group shall provide electricity generated for approximately 25 years (from 2025 to 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover variable O&M cost, fixed O&M cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2025 to 2050. The Guam Power Authority has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Guam Power Authority to acquire ownership of the plant after the end of the contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of March 31, 2025 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	58,379
1 ~ 2 years		117,522
2 ~ 3 years		118,588
Over 3 years		2,908,205

	~~W~~	3,202,694

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties

(1)	The Group’s related parties as of March 31, 2025 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (167 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., KOSPO Niles LLC (formerly, Nambu USA LLC), Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC, Sprott Chile Solar I SpA

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(1)	The Group’s related parties as of March 31, 2025 are as follows, continued:

Type	Related party

Associates (102 entities) (*1)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd., SkyPic Inc., HyChangwon Fuel Cell. Co., Ltd., Dreams Co.,Ltd., DEEPAI Co.,Ltd., Amaala Sustainable Company for Energy, Remal First Holding Company, Naseem First Holding Company,Cheonwang Green Energy Co., Ltd., Namjeju Bitdream Energy Co., Ltd.

Joint ventures (118 entities) (*1)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seokmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Jeonju Bio Green Energy Co., Ltd., Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC, Samcheok Eco Materials Co., Ltd., Imha Floating Photovoltaic Power Plant Inc., Roof One Energy Co., Ltd., EDFR KOWEPO AJBAN PV HOLDING LIMITED, Taean Haetdeulwon Solar Co., Ltd., Haetbyeotgil Solar Co., Ltd.

Others (1 entity)	Korea Development Bank

(*1)	Subsidiaries of associates and joint ventures are included.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	The related party transactions for the three-month periods ended March 31, 2025 and 2024 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	March 31, 2025		March 31, 2024
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	77,808	42,592
Goseong Green Power Co., Ltd.	Electricity Sales		130,326	176,040
Dongducheon Dream Power Co., Ltd.	Electricity sales		3,000	2,960
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		6,152	28,993
S-Power Co., Ltd.	Service		597	613
Gangneung Eco Power Co., Ltd.	Fuel sales		137,167	176,824
GS Donghae Electric Power Co., Ltd.	Electricity sales		14,680	2,133
Korea Power Exchange	Service		7,557	3,054
Daeryun Power Co., Ltd.	Electricity sales		1,112	1,030
Korea Electric Power Industrial Development Co., Ltd.	Service		5,101	3,551
Chuncheon Green Energy Co., Ltd.	Electricity sales		5,531	9
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		3,492	3
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		3,175	1,949
KPE Green Energy Co., Ltd.	Electricity Sales		3	4
Gangwon Wind Power Co., Ltd.	Electricity sales		1,448	1,486
Bitgoel Eco Energy Co., Ltd.	Service		1,210	2,179
Busan Green Energy Co., Ltd.	Electricity sales		2,019	2,137
Noeul Green Energy Co., Ltd.	Electricity sales		2,097	2,618
Muan Solar Park Co., Ltd.	Electricity sales		1,476	1,515
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		400	345
Go deok Clean Energy Co., Ltd.	Electricity sales		683	6,699
Others (Anjwa Smart Farm & Solar City Co., Ltd. and 44 others)	Electricity sales		15,082	18,222

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		241	832
Daegu Green Power Co., Ltd.	Electricity sales		511	388
Daesan Green Energy Co., Ltd.	Electricity sales		40	40
KAPES, Inc.	Others		1,992	1,207
Cheongna Energy Co., Ltd.	Others		19,455	15,037
Seokmun Energy Co., Ltd.	Service		627	586
Naepo Green Energy Co., Ltd.	Electricity sales		14,266	670
Jamaica Public Service Company Limited	Others		9,700	—
Cheongju Eco Park Co., Ltd.	Electricity sales		5	91
KW Nuclear Components Co., Ltd.	Service		851	1,088
Solaseado Solar Power Co., Ltd.	Electricity sales		455	453
Yeonggwang Wind Power Co., Ltd.	Electricity sales		314	284
Yeongam Solar Power Co., Ltd.	Electricity sales		134	150
Amman Asia Electric Power Company	Others		6,212	4,772
Eumseong Eco Park Co., Ltd.	Electricity sales		5	5
Kelar S.A.	Electricity sales		5,567	5,905
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		508	493
Gunsan Land Solar Co., Ltd.	Electricity sales		3,218	240
Bitsolar Energy Co., Ltd.	Electricity sales		109	91
Others (Samsu Wind Power Co., Ltd. and 55 others)	Electricity sales		75,658	63,483

<Others>
Korea Development Bank	Electricity sales		1,716	1,320
	Interest income		1,400	6,225

		~~W~~	563,100	578,316

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(3)	The related party transactions for each of the three-month periods ended March 31, 2025 and 2024 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	March 31, 2025		March 31, 2024
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	1,489,030	1,852,694
Goseong Green Power Co., Ltd.	Electricity Sales		273,261	300,442
Dongducheon Dream Power Co., Ltd.	Electricity sales		348,507	406,861
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		219,586	261,380
S-Power Co., Ltd.	Service		177,565	216,476
Gangneung Eco Power Co., Ltd.	Fuel sales		4,372	672
GS Donghae Electric Power Co., Ltd.	Electricity sales		121,939	165,761
Korea Power Exchange	Service		128,198	22,927
Daeryun Power Co., Ltd.	Electricity sales		93,872	89,809
Korea Electric Power Industrial Development Co., Ltd.	Service		73,771	73,918
PT. Bayan Resources TBK	Others		29,584	19,728
Chuncheon Green Energy Co., Ltd.	Electricity sales		13,855	10,723
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		12,466	4,308
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		9,094	7,110
KPE Green Energy Co., Ltd.	Electricity Sales		10,374	11,233
Gangwon Wind Power Co., Ltd.	Electricity sales		8,429	6,473
Bitgoel Eco Energy Co., Ltd.	Service		6,737	9,073
Busan Green Energy Co., Ltd.	Electricity sales		5,455	5,623
Noeul Green Energy Co., Ltd.	Electricity sales		5,281	4,530
Yeongyang Wind Power Corporation II	Service		7,370	1,973
Muan Solar Park Co., Ltd.	Electricity sales		4,435	3,462
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		4,607	3,131
Go deok Clean Energy Co., Ltd.	Electricity sales		4,224	13,899
Others (Anjwa Smart Farm & Solar City Co., Ltd. and 44 others)	Electricity sales		42,404	26,164

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		105,924	110,336
Daegu Green Power Co., Ltd.	Electricity sales		82,295	106,402
Daesan Green Energy Co., Ltd.	Electricity sales		44,138	43,457
KAPES, Inc.	Others		27,032	1,830
Cheongna Energy Co., Ltd.	Others		63	62
Seokmun Energy Co., Ltd.	Service		14,210	11,450
Jamaica Public Service Company Limited	Others		52	57
Cheongju Eco Park Co., Ltd.	Electricity sales		9,698	5,241
KW Nuclear Components Co., Ltd.	Service		8,023	—
Solaseado Solar Power Co., Ltd.	Electricity sales		8,034	6,787
Yeonggwang Wind Power Co., Ltd.	Electricity sales		7,894	20,280
Yeongam Solar Power Co., Ltd.	Electricity sales		7,488	4,051
Seokmun Green Energy	Electricity sales		7,355	7,209
Eumseong Eco Park Co., Ltd.	Electricity sales		5,960	6,889
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		3,723	3,379
Gunsan Land Solar Co., Ltd.	Electricity sales		914	459
Bitsolar Energy Co., Ltd.	Electricity sales		3,580	3,103
Others (Samsu Wind Power Co., Ltd. and 54 others)	Electricity sales		35,224	22,691

<Others>
Korea Development Bank	Interest expense		2,663	1,027

		~~W~~	3,468,686	3,873,080

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2025		December 31, 2024	March 31, 2025	December 31, 2024
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	53,627	15,766	—	—
	Non-trade receivables and others		56,427	404	—	—
	Trade payables		—	—	490,185	482,008
	Non-trade payables and others		—	—	394	1,486
Goseong Green Power Co., Ltd.	Trade receivables		8,200	30,732	—	—
	Non-trade receivables and others		1,079	1,438	—	—
	Trade payables		—	—	59,386	162,719
	Non-trade payables and others		—	—	44,635	45,174
Dongducheon Dream Power Co., Ltd.	Trade receivables		411	6,350	—	—
	Non-trade receivables and others		446	637	—	—
	Trade payables		—	—	120,885	114,962
	Non-trade payables and others		—	—	1	29
GS Donghae Electric Power Co., Ltd.	Trade receivables		22	22	—	—
	Non-trade receivables and others		109	109	—	—
	Trade payables		—	—	112,589	90,468
	Non-trade payables and others		—	—	52	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,539	1,720	—	—
	Non-trade receivables and others		2,569	5,812	—	—
	Trade payables		—	—	67,038	77,222
	Non-trade payables and others		—	—	329	2,450
S-Power Co., Ltd.	Trade receivables		150	264	—	—
	Non-trade receivables and others		60	54	—	—
	Trade payables		—	—	71,150	73,377
	Non-trade payables and others		—	—	—	19
Busan Green Energy Co., Ltd.	Trade receivables		2	1	—	—
	Non-trade receivables and others		46,057	43,790	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	3,478	4,799
Noeul Green Energy Co., Ltd.	Trade receivables		5	5	—	—
	Non-trade receivables and others		29,325	27,043	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	3,340	3,699
Chuncheon Green Energy Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		16,401	10,870	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	9,185	8,881
Others (Daeryun Power Co., Ltd. and 42 others)	Trade receivables		17,583	21,449	—	—
	Non-trade receivables and others		56,719	76,369	—	—
	Trade payables		—	—	58,319	77,583
	Non-trade payables and others		—	—	17,727	20,254

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2025		December 31, 2024	March 31, 2025	December 31, 2024
<Joint ventures>
Kapes Inc.	Trade receivables	~~W~~	3	4	—	—
	Non-trade receivables and others		85,924	90,088	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	14	3,041
Nghi Son 2 Power LLC	Trade receivables		—	—	—	—
	Non-trade receivables and others		40,065	4,120	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	—	—
Kelar S.A.	Trade receivables		2,522	3,244	—	—
	Non-trade receivables and others		37,378	36,010	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	—	—
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		94	47	—	—
	Non-trade receivables and others		22,486	3,208	—	—
	Trade payables		—	—	174	445
	Non-trade payables and others		—	—	13,609	13,824
Chun-cheon Energy Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		165	—	—	—
	Trade payables		—	—	32,991	35,325
	Non-trade payables and others		—	—	—	—
Others (Amman Asia Electric Power Company and 57 others)	Trade receivables		358,124	275,692	—	—
	Non-trade receivables and others		44,984	44,733	—	—
	Trade payables		—	—	56,831	62,730
	Non-trade payables and others		—	—	25,050	38,224

<Others>
Korea Development Bank	Accrued Interest Receivable	~~W~~	1,995	—	—	—
	Non-trade receivables and others		29,404	34,138	—	—
	Non-trade payables and others		—	—	46,665	231
	Derivatives and others		277,169	273,627	—	2,421

		~~W~~	1,191,044	1,007,746	1,234,027	1,321,371

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from the related party transactions as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	33,066	—	—	—	33,066
	(Allowance for doubtful accounts)		(33,066)	—	—	—	(33,066)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		26,606	—	—	(63)	26,543
Associates	PT. Cirebon Energi Prasarana		38,865	—	—	468	39,333
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		26,625	—	(1,065)	—	25,560
Associates	Saemangeum Sebit Power Plant Co., Ltd.		27,550	—	(364)	—	27,186
Joint ventures	Solaseado Solar Power Co., Ltd.		34,929	—	(250)	—	34,679
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		14,313	—	—	(34)	14,279
Joint ventures	Horus Solar, S.A. de C.V.		13,677	—	—	(33)	13,644
Joint ventures	Sunmex Renovables, S.A. de C.V.		21,793	1,292	—	(21)	23,064
Joint ventures	Kelar S.A.		19,291	—	(10)	(78)	19,203
Joint ventures	DE Energia SpA		8,420	—	(8,420)	—	—
Joint ventures	Daehan Wind Power PSC		16,956	—	(595)	(50)	16,311
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		2,491	—	—	—	2,491
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		168,601	—	(9,759)	(532)	158,310
Joint ventures	Guadalupe Solar SpA		3,352	—	(87)	(9)	3,256
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		71,137	1,102	—	2,751	74,990
Joint ventures	Capman Lynx SCA, SICAR		35,210	—	—	—	35,210
	(Allowance for doubtful accounts)		(35,210)	—	—	—	(35,210)
Joint ventures	S-Power Chile SpA		294	—	—	(1)	293
Joint ventures	Omisan Wind Power Co., Ltd.		8,894	—	—	—	8,894

		~~W~~	511,216	2,394	(20,550)	2,398	495,458

(6)	Borrowings arising from the related party transactions as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development	Facility	~~W~~	84,653	—	(4,050)	7,274	87,877
Bank	Others		1,424	—	(82)	—	1,342
	Operating funds		100,000	130,000	(100,000)	—	130,000
	EBL and others		149,862	2,051	(10,198)	(217)	141,498

		~~W~~	335,939	132,051	(114,330)	7,057	360,717

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2025 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Certification of payment on L/C	USD 42,750	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Performance guarantees and others	USD 3,989,842	FAB and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 203,981	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Certification of payment on L/C	USD 9,800	Hana Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Certification of payment on L/C	USD 15,600	ING Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 14,843	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 4,929	CFE Transmission and others
Korea Electric Power Corporation	International Offshore Power	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested (*10)	MYR 25,350	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 60,000	Riyad bank
		Other performance guarantees	USD 70,000	SMBC Seoul
Korea Electric Power Corporation	Remal First Holding Company	Debt Guarantee (*15)	USD 138,000	DBS BANK LTD. (DIFC BRANCH)
Korea Electric Power Corporation	Naseem First Holding Company	Debt Guarantee (*15)	USD 138,000	DBS BANK LTD. (DIFC BRANCH)
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 63,828	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 73,870	Krung Thai Bank
		Impounding bonus guarantees (*11)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 51,325	Kookmin Bank and others
		Debt guarantees	KRW 20,300	HY western 1st co., Ltd
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 4,049	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 250	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 144,102	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,246	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 6,550	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 8,397	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 1,041	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 566	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 10,967	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 1,313	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 401	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 22,348	Hana Bank and others
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,422	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 11,342	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,651	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power Company SAOC	Loan payment guarantee	USD 54,855	DBS Bank
Korea Western Power Co., Ltd.	EDFR KOWEPO AJBAN HOLDING LIMITED	Loan payment guarantee	USD 57,090	FAB
Korea Western Power Co., Ltd.	Taean Haetdeulwon Solar Co., Ltd.	Collateralized money invested	KRW 7,992	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 14,920	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 37,215	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,648	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 272,350	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,817	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 27,228	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 25,557	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 21,233	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees(*16)	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 100,017	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*14)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 49,791	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	—	Mirae Asset Life Insurance Co. Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,608	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,148	Shinhan Bank and others
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 14,216	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 8,494	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 4,996	Woori Bank and others
Korea East-West Power Co., Ltd.	Seokmun Green Energy	Collateralized money invested	KRW 13,497	Hana Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 818	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested	KRW 5,461	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Amaala Sustaninable Company for Energy LLC	Loan payment guarantee (*7)	USD 38,054	FAB
		Collateralized money invested	KRW 18
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 32,876	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 32,005	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 30,030	Hana Bank, MUFG
		Payment guarantees (*12)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 2,000	Hana Bank
		Collateralized money invested	KRW 23,618	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,659	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,559	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	KIS SF the 22nd Co., Ltd.
		Performance guarantees (*2)	—	HC elementary materials
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 17,603	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 43,954	IBK and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 11,538	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 8,704	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 3,685	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 2,475	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 6,673	Mirae Asset Securities Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HyChangwon Fuel Cell. Co., Ltd.	Collateralized money invested	KRW 9,138	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Roof One Energy Co., Ltd.	Collateralized money invested	KRW 1,544	Woori Bank
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Namjeju Bitdream Energy Co., Ltd.	Collateralized money invested	KRW 5,325	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Cheonwang Green Energy Co., Ltd.	Collateralized money invested	KRW 652	Samsung Fire & Marine Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haetbyeotgil Sunlight Co., Ltd.	Collateralized money invested	KRW 385	Kyobo Life Insurance Co.,Ltd.
		Guarantees for supplemental funding (*1)	—	Heungkuk Asset Management
KOSPO Power Services Ltda.	Kelar S.A.	Performance guarantees	USD 1,348	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 78,060	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,316	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 2,776	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 634	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 2,902	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 2,156	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 100	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 84,365	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 4,510	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,716	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	PT. Cirebon Energi Prasarana	Debt guarantees	USD 9,290	Mizuho Bank
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 793	IBK
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 171	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,180	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,234	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,676	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,569	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,249	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 676	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 520	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 590	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 12,236	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 3,084	Templeton Hana Asset
		Guarantees for supplemental funding (*1)	—	Management Co., Ltd.
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 27,784	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 488	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd.	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH Investment & Securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,718	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 17,949	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 288,387	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 237,846	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,731	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 8,038	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 756	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 2,486	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 11,318	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,064	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 16,538	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance
		Business reserve payment guarantee	USD 33,333	Corporation and others
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 2,138	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 6,254	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,963	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,150	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 9,252	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 16,207	Hana Bank and others
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 9,723	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 6,907	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 7,257	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 7,509	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Imha Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 6,332	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*13)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*13)	USD 9,730	WOORI AMERICA BANK

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Samcheok Eco Materials Co., Ltd., an associate of the Group has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders except the parent company must purchase the bonds from the acquirer. As of March 31, 2025, derivative liabilities of ~~W~~26,422 million were recognized in relation to this obligation. Meanwhile, the Group has entered into an agreement to compensate for potential losses in connection with the fulfillment of the obligated supply volume under the coal ash supply obligation agreement.

(*3)

The Group recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~11,379 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).
(*7)	The Group provided EBL payment and EBL hedging guarantee to Amaala Sustainable Company for Energy LLC, an associate of the Group.
(*8)	The Group has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.
(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries..
(*10)

The Group, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd. The Group has pledged a portion of its shares in Pulau Indah Power Plant Sdn. Bhd., with a book value of ~~W~~ 25,350 million, as collateral.

(*11)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Namnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Group guarantees the payment, and the amount is USD 5,000 thousand.

(*12)	The Group provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.
(*13)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.
(*14)	The payment guarantee related to the gas combined cycle power project of South Jamaica Power Company Limited, a joint venture of the Group.
(*15)	The guarantee limits of Remal First Holding Company and Naseem First Holding Company include the guarantee limits provided for subsidiaries of associates.
(*16)	The payment guarantee for the water source modification cost of PT. Tanjung Power Indonesia, a joint venture of the Group, has not yet been executed.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(8)	Guarantees received from the related parties as of March 31, 2025 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	16,160
	Performance guarantees		38,231
	Advance payment guarantee		248,042
	Certification of bidding		79,818

(9)	Derivatives transactions with the related parties as of March 31, 2025 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2020~2025	~~W~~	241,320	USD 200,000	0.54%	1.13%	~~W~~	1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won Type	For the three-month period Ended March 31, 2025		For the three-month period Ended March 31, 2024
Salaries	~~W~~	233	221
Retirement benefits		17	2

	~~W~~	250	223

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won Transactions	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Transfer from construction-in-progress to other assets	~~W~~	1,452,988	1,553,498
Recognition of asset retirement cost and related provision for decommissioning costs		66,315	198,945
Transfer from provision for disposal of used nuclear fuel to accrued expenses		75,812	243,424
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		7,292,155	8,009,938
Transfer from inventory to stored nuclear fuel		358,876	391,967
Recognition of right-of-use assets and others		30,693	31,841

(2)	Changes in liabilities incurred from financing activities for the three-month periods ended March 31, 2025 and 2024 are as follows:

In millions of won	For the three-month period ended March 31, 2025
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	20,659,381	206,872	—	(29,661)	20,836,592
Debt securities		111,874,019	538,688	—	(14,350)	112,398,357
Lease liabilities		3,699,456	(188,632)	26,324	15,246	3,552,394
Dividends Payable		5,063	—	—	211,047	216,110
Derivative liabilities (assets), net		(2,406,338)	46,860	—	(11,278)	(2,370,756)

	~~W~~	133,831,581	603,788	26,324	171,004	134,632,697

In millions of won	For the three-month period ended March 31, 2024
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	19,839,652	(3,739,385)	—	69,631	16,169,898
Debt securities		113,792,178	(211,266)	—	682,076	114,262,988
Lease liabilities		3,807,880	(184,957)	41,443	111,645	3,776,011
Dividends Payable		4,574	—	—	57,937	62,511
Derivative liabilities (assets), net		(554,147)	106,862	—	(707,476)	(1,154,761)

	~~W~~	136,890,137	(4,028,746)	41,443	213,813	133,116,647

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,226	417	57,226	417
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	11,751	37,168	15,109
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,282	10,351	35,282	13,476
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362kV,6300A,63kA) Type 18 – Wolsung S/Y		33,057	16,045	33,057	16,045
System stabilization ESS equipment (Bubuk S/S) Type 1		221,939	42,137	221,939	42,137
System stabilization ESS equipment (Yeongcheon S/S) Type 1		72,779	16,975	72,779	16,975
System stabilization ESS equipment (Yesan S/S) Type 1		56,174	11,471	56,174	11,471
System stabilization ESS equipment (Hamyang S/S) Type 1		35,764	11,468	35,764	11,468
Concrete pole (10M, general purpose, 500KGF) 90,000 ea and four other equipment		39,091	22,801	59,473	36,464
Purchase of cable (PVC, 1C, 2500SQ) 53,856M and others (Shinchungjuboonki)		31,925	—	31,925	7,756
Purchase of GIS (362kV, 6300A, 63kA) Type 31 – East Seoul S/S		39,060	39,060	39,060	39,060
Purchase of cable (PVC, 1C, 2000SQ) 68,613M and others (Dongducheon-Yangju)		40,933	28,790	40,933	28,790
Purchase of HVDC cable (PE, 2500SQ) 31,551M and others		40,323	40,323	40,323	40,323
Purchase of HVDC cable (PE, 2500SQ) 30,883M and others		40,130	40,130	40,130	40,130
Stationary reactive power compensation device (Phase 3, ±500MVAR) – Shin Jecheon S/S		39,300	39,300	39,300	39,300
Stationary reactive power compensation device (STATCOM, phase 3, ±500MVAR) – East coast #1C/S		37,600	37,600	37,600	37,600
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 1,031,728 EA - Annual Unit Price		43,054	19,805	43,054	38,404
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Gapyeong S/S		40,590	40,590	40,590	40,590
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Namwon S/S		37,100	37,100	37,100	37,100
Purchase of GIS (362kV, 6300A, 63kA) Type 16 and others -East coast #1C/S		41,000	41,000	—	—
Purchase of cable (PVC, 1C, 2500SQ) 55,593M and others (Shin Anseong–Dong Yongin)		37,416	37,416	—	—
Concrete pole (10M, general purpose, 500KGF) 70,000 ea and five other equipment		32,659	31,912	—	—
Construction of Saeul Units (#3,4)		11,718,217	1,432,970	11,718,217	1,748,342

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

48.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of March 31, 2025 and December 31, 2024 are as follows, continued:

In millions of won	As of March 31, 2025			As of December 31, 2024
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Construction of Shin-Hanul Units (#3,4)	~~W~~	12,343,245	10,661,592	12,343,245	10,964,638
Other 43 contracts		2,437,963	1,918,453	2,033,913	1,744,217
Purchase of equipment for the construction project of Boryeong indoor coal storage yard		360,093	202,807	357,479	241,751
Purchase of main machine for Boryeong New Complex Unit 1		286,299	171,518	286,299	177,988
Boryeong New Complex Unit 1 Construction Project		208,457	122,220	202,552	161,753
Haman Combined Power Block Conditional Purchase Agreement		581,790	543,509	581,790	543,509
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		123,495	15,603	123,495	15,603
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		—	—	220,864	101
Construction of Gimpo combined heat & power plant		223,697	7,184	223,660	8,795
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		198,029	18,973	198,029	29,417
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,918	9,336	65,918	12,574
Construction of Gumi natural gas power plant		247,053	62,268	246,110	96,708
Installation of natural gas supply facility at Gumi natural gas power plant		83,801	19,469	83,801	45,019
Construction of Gongju natural gas power plant		203,849	172,618	203,849	190,840
Purchase of natural gas main machine and accessories at Gongju natural gas power plant		310,322	257,822	305,829	273,338
Purchase of main equipment and ancillary facilities for the Yeosu Natural Gas Power Plant.		288,250	232,221	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		360,325	5,679	326,395	5,905
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	2,595	234,392	2,670
Purchase of Samcheok hydrogen compound co-firing facility infrastructure		128,820	87,668	128,820	90,876
Construction of Andong Combined Unit 2 Power Plant		181,593	173,565	181,593	175,029
Purchase of main equipment for Andong Combined Unit 2		279,773	230,538	279,773	230,694
Service of designing Hadong Combined Unit 1		31,593	26,351	31,593	26,351

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of March 31, 2025, details of contracts for inventory purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2025 ~ 2033	20,737 Ton U3O8
Conversion	2025 ~ 2030	17,392 Ton U
Enrichment	2025 ~ 2035	27,829 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,370 Ton U (contract periods: 2024 ~ 2033).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and arbitrations related with contingent liabilities and contingent assets as of March 31, 2025 and December 31, 2024 are as follows:

In millions of won	As of March 31, 2025			As of December 31, 2024
	Number of cases	Amount		Number of cases	Amount
As the defendant	735	~~W~~	992,665	722	~~W~~	884,402
As the plaintiff	260		947,126	264		769,772

As of March 31, 2025, there are 3 ongoing litigations and 1 arbitration case between consolidated entities.

1)	The Group is the defendant against a number of litigations. The following is ongoing litigation pertaining to the Group which can potentially be significant:

There are multiple ongoing litigations against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected litigations. Accordingly, the Group recognized ~~W~~340,637 million as litigation provisions in relation to the litigation as of March 31, 2025.

2)	There are 15 arbitration cases pertaining to the Group as of March 31, 2025 and the significant arbitration cases are as follows:

i)

During the three-month period ended March 31, 2025, UniTest Co., Ltd. filed an arbitration claim against KEPCO for delay damages arising from the modification of design and contract amount related to the 154kV Yesan S/S 82MW ESS construction project. The amount and timing of resource outflows resulted therefrom cannot be reasonably estimated.

ii)

Samsung C&T consortium (Samsung C&T Co., Ltd., Doosan Enerbility Co., Ltd., and Hanwha Co., Ltd.) filed an arbitration application against the Group to National Contract Dispute Mediation Committee regarding the adjustment of the contract amount related to the main facility construction of Saeul Units 3 and 4 (formerly, Shin-Kori Nuclear Power Units 5 and 6). The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of March 31, 2025

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of March 31, 2025 are as follows:

1)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of March 31, 2025.

2)

The Group has outstanding borrowings with a limit of USD 264,800 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. In relation to this financial agreement, the Group is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)

The Group has provided USD 6,119 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Group has provided USD 4,716 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt related to hydroelectric power business of Wampu, Indonesia.

5)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

6)

The Group has provided EUR 7,031 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)

The Group has provided Nonghyup Bank a debt guarantee up to USD 4,510 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Electric Power in Indonesia.

9)

The Group has provided Nonghyup Bank a debt guarantee up to USD 9,290 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Energi Prasarana in Indonesia.

10)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

11)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

12)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

13)	The Group has provided Kookmin Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

14)	The Group has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

15)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

16)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to USD 2,280 thousand for the operation maintenance project in Indonesia siborpa.

17)	The Group has provided joint guarantee for ~~W~~1,641 million guarantee insurance contracted by Haetbyeotgil Sunlight Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of March 31, 2025 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	2,220,500
Limit amount available for CP	Hana Bank and others	KRW	7,950,000
General Loan, etc.	Kookmin Bank and others	KRW	3,900,000
Limit amount available for card	Nonghyup Card and others	KRW	48,158
Loan limit	Korea Development Bank and others	KRW	3,506,280
	DBS Bank and others	USD	1,086,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	1,186,844
	Kookmin Bank and others	EUR	39,066
	Shinhan Bank	JPY	715,837
Certification of Performance guarantee on contract	Hana Bank and others	KRW	124,732
	First Abu Dhabi Bank and others	USD	1,005,259
	SMTB	JPY	6,500,000
	Hana Bank and others	EUR	63,642
	Hana Bank	INR	27,117
	Hana Bank	OMR	6,250
	First Abu Dhabi Bank and others	AED	53,489
	Saudi National Bank and others	SAR	124,151
Certification of bidding	Korea Software Financial Cooperative	KRW	42,874
	Hana Bank and others	USD	10,200
	Shinhan Bank	QAR	155,213
	First Abu Dhabi Bank	OMR	2,500
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	77,186
	Hana Bank and others	USD	707,339
	Saudi National Bank	SAR	32,500
	Hana Bank and others	MXN	21,290
Others (*)	Nonghyup Bank and others	KRW	395,558
	Nonghyup Bank and others	USD	411,971
	Standard Chartered	AED	50
Secured loan of credit sales Inclusive credit	Nonghyup Bank and others	KRW	234,500
	Hana Bank	KRW	8,000
	Hana Bank and others	USD	35,000
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	834,772
Trade finance	DBS Bank and others	USD	600,000

(*)	As of March 31, 2025, the Group has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of March 31, 2025, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are as follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security (*2)	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and Equipment and others	USD	264,800	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	132,000	Collateral for borrowings (*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	251,600	Collateral for borrowings (*1)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	94,254	Collateral for borrowings
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	231,250	Collateral for borrowings
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	244,500	Collateral for borrowings (*1)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	62,325	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	326,929	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	230,800	Collateral for borrowings (*1)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	274,780	Collateral for borrowings (*1)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	11,932	Collateral for borrowings
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	45,000	Collateral for borrowings (*1)
Yeongdeok Sunrise Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	96,240	Collateral for borrowings
J Wind First, LLC	Woori Bank	Trade receivable and others	KRW	65,083	Collateral for borrowings
Chitose Solar Power Plant LLC	SMTB	Property, plant and equipment and others	USD	126,861	Collateral for borrowings (*1)
Mangilao Intermediate Holdings LLC	Mizuho Bank	Trade receivable and others	USD	93,392	Collateral for borrowings (*1)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of March 31, 2025, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are as follows, continued:

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of March 31, 2025, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of March 31, 2025. The Group has provided a promissory note as a repayment guarantee.

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~58,409 million as of March 31, 2025, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~196 million and depreciation on the idle assets of ~~W~~904 million are recorded in other expenses for the three-month period ended March 31, 2025. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of March 31, 2025.

(6)

As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in Gaeseong Industrial District as of March 31, 2025. Accordingly, the book value of the facility, amounting to ~~W~~11,778 million, was recognized as an impairment loss, and trade receivables related to companies residing in the Gaeseong Industrial District were fully written off. As of March 31, 2025, the Group cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of March 31, 2025, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(9)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

50.	Subsequent Events

(1)	Subsequent to March 31, 2025, KEPCO borrowed long-term borrowings for the purposes of operation funding and details related thereto are as follows:

In millions of won Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2025.04.24	2030.04.24	3M CD+0.50	~~W~~	200,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.

(2)

Subsequent to March 31, 2025, KEPCO and its subsidiaries, Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued bonds denominated in Korean won for the purposes of operation and facility funding and details related thereto are as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1483 Corporate bond	2025.04.03	2027.04.02	2.79	~~W~~	300,000
	#1484 Corporate bond	2025.04.03	2028.04.03	2.82		200,000
	#1485 Corporate bond	2025.04.03	2030.04.03	2.89		100,000
	#1486 Corporate bond	2025.04.11	2027.04.09	2.68		200,000
	#1487 Corporate bond	2025.04.11	2028.04.11	2.72		200,000
	#1488 Corporate bond	2025.04.11	2030.04.11	2.80		100,000
	#1489 Corporate bond	2025.04.16	2027.04.16	2.63		190,000
	#1490 Corporate bond	2025.04.16	2028.04.14	2.67		200,000
	#1491 Corporate bond	2025.04.16	2030.04.16	2.76		110,000
	#1492 Corporate bond	2025.05.08	2027.05.08	2.52		100,000
	#1493 Corporate bond	2025.05.08	2028.05.08	2.54		200,000
	#1494 Corporate bond	2025.05.08	2030.05.08	2.63		200,000
	#1495 Corporate bond	2025.05.13	2027.05.08	2.60		100,000
	#1496 Corporate bond	2025.05.13	2028.05.08	2.64		210,000
	#1497 Corporate bond	2025.05.13	2030.05.08	2.76		190,000
Korea Western Power Co., Ltd.	#66-1 Corporate bond	2025.04.15	2027.04.15	2.65		110,000
	#66-2 Corporate bond	2025.04.15	2028.04.14	2.76		70,000
	#66-3 Corporate bond	2025.04.15	2030.04.15	2.84		30,000
	#67-1 Corporate bond	2025.04.29	2028.04.28	2.71		150,000
	#67-2 Corporate bond	2025.04.29	2030.04.29	2.79		10,000
Korea Southern Power Co., Ltd.	#78-1 Corporate bond	2025.04.22	2027.04.22	2.56		140,000
	#78-2 Corporate bond	2025.04.22	2028.04.21	2.68		70,000
	#78-3 Corporate bond	2025.04.22	2030.04.22	2.74		10,000
Korea East-West Power Co., Ltd.	Corporate bond	2025.04.17	2026.04.17	2.52		180,000
	Corporate bond	2025.04.17	2028.04.17	2.70		100,000
	Corporate bond	2025.04.17	2030.04.17	2.79		70,000
	Corporate bond	2025.04.28	2027.04.28	2.61		160,000
	Corporate bond	2025.04.28	2028.04.28	2.69		100,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated interim financial statements, Continued

March 31, 2025 and 2024 (unaudited)

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income or loss prepared in accordance with IFRS Accounting Standards as issued by the IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated interim statements of comprehensive income or loss prepared in accordance with KIFRS for each of the three-month periods ended March 31, 2025 and 2024 to the operating profit or loss as presented in the Group’s consolidated interim statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	March 31, 2025		March 31, 2024
Operating profit on the consolidated interim statements of comprehensive income (loss)	~~W~~	3,753,607	1,299,343
Add
Other income
Reversal of other provisions		3,113	21,812
Reversal of other bad debt allowance		6,500	—
Gains on government grants		47	—
Gains on assets contributed		181	882
Gains on liabilities exempted		280	155
Compensation and reparations revenue		20,207	20,690
Foundation fund revenue		154	—
Rental income		52,849	56,643
Others		9,476	25,212
Other gains
Gains on disposal of property, plant and equipment		5,363	34,053
Gains on disposal of intangible assets		—	11
Gains on foreign currency translation		4,162	12,931
Gains on foreign currency transactions		44,613	17,088
Others		172,464	71,021
Deduct
Other expense
Compensation and reparations expenses		(1)	(83)
Accretion expenses of other provisions		(440)	(114)
Depreciation expenses on investment properties		(195)	(159)
Depreciation expenses on idle assets		(904)	(910)
Other bad debts expense		(2)	(2,546)
Donations		(12,111)	(91,293)
Others		(6,225)	(7,411)
Other losses
Losses on disposal of property, plant and equipment		(37,158)	(17,983)
Losses on disposal of intangible assets		(13)	(110)
Losses on foreign currency translation		(10,082)	(8,605)
Losses on foreign currency transactions		(19,688)	(42,843)
Others		(61,089)	(40,499)

Adjusted operating profit	~~W~~	3,925,108	1,347,285